As filed with the Securities and Exchange Commission on August 11, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aradigm Corporation
(Exact name of registrant as specified in its charter)

California	2834	94-3133088
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3929 Point Eden Way
Hayward, California 94545
(510) 265-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Igor Gonda
President and Chief Executive Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545
(510) 265-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
John W. Campbell, Esq.
Raymond T. Hum, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Tel: (415) 268-7000
Fax: (415) 268-7522

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount of	Maximum	Maximum
Title of Each Class of	Shares to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee
Common Stock, no par value per share(1)	68,229,726 (2)	$0.135 (3)	$9,211,013.01	$656.75
Total	68,229,726		$9,211,013.01	$656.75

(1)	Includes associated rights (the “Preferred Share Purchase Rights”) to purchase shares of Series A Junior Participating Preferred Stock, no par value per share, of Aradigm Corporation (the “Registrant”). The Preferred Share Purchase Rights are attached to shares of common stock, no par value per share (the “Common Stock”), of the Registrant in accordance with the Amended and Restated Rights Agreement, dated as of September 5, 2008 (the “Rights Agreement”), as amended from time to time, by and between the Registrant and Computershare Trust Company, N.A., as Rights Agent. The Preferred Share Purchase Rights are not exercisable until the occurrence of certain events specified in the Rights Agreement, are evidenced by the stock certificates representing the Common Stock and are transferable solely with the Common Stock. The value attributable to the Preferred Share Purchase Rights, if any, is reflected in the value of the Common Stock.

(2)	Consists of shares to be offered by selling shareholders. Consists of (a) 34,702,512 outstanding shares of common stock issued in a private placement that closed on June 21, 2010 (the “June 2010 Private Placement”), (b) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 Private Placement and (c) 26,000,000 shares issuable under a stock purchase agreement, dated as of July 30, 2010, by and among the Registrant and Novo Nordisk A/S. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there is also being registered hereby such indeterminate number of additional shares of common stock as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices of the Registrant’s common stock reported on the OTC Bulletin Board on August 9, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities publicly until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 11, 2010

Aradigm Corporation

Up to 68,229,726 Shares of Common Stock

This prospectus relates to the resale of up to 68,229,726 shares of our common stock, no par value per share, being offered by the selling shareholders identified in this prospectus, including their respective transferees, donees, pledgees or other successors in interest. These shares consist of (i) 34,702,512 outstanding shares of common stock issued in a private placement that closed on June 21, 2010, which we refer to in this prospectus as the June 2010 private placement, (ii) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under a stock purchase agreement, dated as of July 30, 2010, by and among us and Novo Nordisk A/S, which we refer to in this prospectus as the Novo Nordisk stock purchase agreement. We will not receive any of the proceeds from the sale of common stock by the selling shareholders under this prospectus. We have agreed to bear the expenses (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling shareholders.

The selling shareholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 58 of this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ARDM”. The closing price for our common stock on August 9, 2010 was $0.13 per share.

Investing in our common stock involves risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before making a decision to invest in our common stock.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2010

PROSPECTUS SUMMARY

This summary highlights material information about us that is described more fully elsewhere in this prospectus. It may not contain all of the information that you find important. You should carefully read this entire document, including the “Risk Factors” section beginning on page 5 of this prospectus and the financial statements and related notes to those statements appearing elsewhere in this prospectus before making a decision to invest in our common stock.

Overview

We are an emerging specialty pharmaceutical company focused on the development and commercialization of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Over the last decade, we invested a large amount of capital to develop drug delivery technologies, particularly the development of a significant amount of expertise in pulmonary drug delivery. We also invested considerable effort into the generation of a large volume of laboratory and clinical data demonstrating the performance of our AERx® pulmonary drug delivery platform and other proprietary technology, including our liposomal ciprofloxacin formulation for inhalation. We have not been profitable since inception and expect to incur additional operating losses over at least the next several years as we continue product development efforts, clinical trial activities, and possible sales, marketing and contract manufacturing efforts. To date, we have not had any significant product sales and do not anticipate receiving revenues from the sale of any of our products in the near term. As of March 31, 2010, we had an accumulated deficit of $348.7 million. Historically, we have funded our operations primarily through public offerings and private placements of our capital stock, license fees and milestone payments from collaborators, proceeds from the January 2005 restructuring transaction with Novo Nordisk, borrowings from Novo Nordisk, the sale of Intraject-related assets to Zogenix, the milestone payment received from Zogenix during the three months ended March 31, 2010 and interest earned on cash equivalents and short-term investments.

Over the last four years, our business has focused on opportunities in the development of drugs for the treatment of severe respiratory disease that could be developed by the Company and commercialized in the United States, or another significant territory such as the European Union (“EU”). It is our longer term strategy to commercialize our respiratory product candidates with our own focused sales and marketing force addressing pulmonary specialty doctors in the United States or in the EU, where we believe that a proprietary sales force will enhance the return to our shareholders. Where our products can benefit a broader population of patients in the United States or in other countries, we may enter into co-development, co-promotion or other marketing arrangements with collaborators, thereby reducing costs and increasing revenues through license fees, milestone payments and royalties. In selecting our proprietary development programs, we primarily seek drugs approved by the United States Food and Drug Administration that can be reformulated for both existing and new indications in respiratory disease. Our intent is to use our pulmonary delivery methods and formulations to improve their safety, efficacy and convenience of administration to patients. We believe that this strategy will allow us to reduce cost, development time and risk of failure, when compared to the discovery and development of new chemical entities. Our lead development candidate is a proprietary liposomal formulation of the antibiotic ciprofloxacin that is delivered by inhalation for the treatment of infections associated with the severe respiratory diseases cystic fibrosis and non-cystic fibrosis bronchiectasis. We received orphan drug designations for both of these indications in the U.S. and for cystic fibrosis in the European Union. We have reported the results of two successful Phase 2a trials with this product candidate in cystic fibrosis and non-cystic fibrosis bronchiectasis, respectively.

Pulmonary delivery by inhalation is already a widely used and well accepted method of administration of a variety of drugs for the treatment of respiratory diseases. Compared to other routes of administration, inhalation provides local delivery of the drug to the respiratory tract which offers a number of potential advantages, including rapid onset of action, less drug required to achieve the desired therapeutic effect, and reduced side effects because the rest of the body has lower exposure to the drug. We believe that there still are significant unmet medical needs in the respiratory disease market, both to replace existing therapies that over prolonged use in patients demonstrate reduced efficacy or increased side effects, as well as to provide novel treatments to patient populations and for disease conditions that are inadequately treated.

We believe that our proprietary formulation and delivery technologies and our experience in the development and management of pulmonary clinical programs uniquely position us to benefit from opportunities in the respiratory disease market as well as other pharmaceutical markets that would benefit from the efficient, non-invasive inhalation delivery of drugs.

Recent Developments

June 2010 Private Placement

On June 21, 2010, we closed a private placement, which we refer to in this prospectus as the June 2010 private placement, in which we sold 34,702,512 shares of our common stock and warrants to purchase an aggregate of 7,527,214 shares of our common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that we entered into with the selling shareholders on June 18, 2010. At the closing of the June 2010 private placement, we received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after we have called and held a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby we have the right to require the holders to exercise the warrants after we have received the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on which we have received the requisite shareholder approval for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, we would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

The common stock and the warrants were offered and sold to the selling shareholders without registration under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in reliance on the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

Novo Nordisk Stock Purchase Agreement

On July 30, 2010, we entered into a stock purchase agreement with Novo Nordisk A/S, which we refer to in this prospectus as the Novo Nordisk stock purchase agreement, providing for the issuance by us to Novo Nordisk A/S in a private placement of 26,000,000 shares of our common stock in consideration for the termination of all of our obligations under an existing promissory note and security agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by us, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with our January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to us in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. As of the date of this prospectus, the amount outstanding under the July 3, 2006 promissory note and security agreement, including accrued interest, was approximately $9.2 million. The Novo Nordisk stock purchase agreement requires us to call and hold a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to our receipt of the requisite shareholder approval on such proposal. We intend to present this proposal and the proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock contemplated by the June 2010 private placement, to our shareholders at the same special meeting. The shares are being offered to Novo Nordisk A/S without registration under the Securities Act, or any state securities laws in reliance on the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Corporate Information

We were incorporated in California in 1991. Our principal executive offices and mailing address is 3929 Point Eden Way, Hayward, California 94545, and the main telephone number of our principal executive offices is (510) 265-9000. Our website address is www.aradigm.com.

THE OFFERING

This prospectus relates to the resale of up to 68,229,726 shares of our common stock, no par value per share, being offered by the selling shareholders identified in this prospectus, including their respective transferees, donees, pledgees or other successors in interest. These shares consist of (i) 34,702,512 outstanding shares of common stock issued in the June 2010 private placement, (ii) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement.

Common stock being offered by selling shareholders	68,229,726 shares(1)

Common stock outstanding prior to the offering	137,561,464 shares(2)

Common stock outstanding after the offering	171,088,678 shares(3)

Use of proceeds	We will not receive any of the proceeds from the sale of common stock by the selling shareholders under this prospectus. We will, however, receive approximately $0.9 million from certain selling shareholders if the warrants issued to these selling shareholders in the June 2010 private placement are exercised in full. We intend to use any proceeds received from the exercise of these warrants for working capital and other general corporate purposes.

OTC Bulletin Board Symbol	“ARDM”

Risk Factors	The shares offered by this prospectus are speculative and involve a high degree of risk and investors purchasing these shares should not purchase these shares unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

(1)	Consists of (i) 34,702,512 outstanding shares of common stock issued in the June 2010 private placement, (ii) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement.

(2)	As of August 9, 2010. Includes the 34,702,512 shares of common stock issued in the June 2010 private placement, but assumes neither the issuance of the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement nor the issuance of the 26,000,000 shares under the Novo Nordisk stock purchase agreement.

(3)	Includes the 34,702,512 shares of common stock issued in the June 2010 private placement and assumes the issuance of the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and the issuance of the 26,000,000 shares under the Novo Nordisk stock purchase agreement, but does not assume the exercise of any other outstanding warrants and options.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on the current beliefs of management, as well as current assumptions made by, and information currently available to, management. All statements contained in this prospectus, other than statements that are purely historical, are forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “may,” “will,” “could,” “continue,” “seek,” “estimate,” or the negative thereof and similar expressions also identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our future actual results, performance or achievements to differ materially from those expressed in, or implied by, any such forward-looking statements as a result of certain factors, including, but not limited to, those risks and uncertainties discussed in this section, as well as in the section entitled “Risk Factors”, and elsewhere in this prospectus and our other filings with the United States Securities and Exchange Commission (the “SEC”). Forward-looking statements include: our belief that our cash, cash equivalents and short-term investments as of March 31, 2010, the Zogenix quarterly royalty payments and the proceeds from the June 2010 private placement will be sufficient to enable us to meet our obligations through at least through the fourth quarter of 2010; our anticipation of recording recurring royalty revenue on SUMAVEL DosePro sales beginning with the three months ending September 30, 2010; our anticipation that we will not receive revenues from the sale of any of our products in the near term or for at least the next few years, if ever; our statements regarding the exercise of the warrants issued in the June 2010 private placement and the additional proceeds therefrom; our statements regarding the closing of the transactions contemplated by the Novo Nordisk stock purchase agreement; our statements regarding our intent with respect to the special meeting and related proxy statement.

These forward-looking statements and our business are subject to significant risks including, but not limited to: the risk that the conditions to the exercise of the warrants issued in the June 2010 private placement might not be satisfied (including the risk of any difficulties or delays in obtaining the required shareholder approval to increase the number of authorized shares of our common stock); the risk that the conditions to the transactions contemplated by the Novo Nordisk stock purchase agreement might not be satisfied (including the risk of any difficulties or delays in obtaining the required shareholder approval to increase the number of authorized shares of our common stock); our ability to obtain additional financing; our ability to implement our product development strategy; the success of product development efforts; obtaining and enforcing patents important to our business; clearing the lengthy and expensive regulatory approval process; and possible competition from other products. Even if product candidates appear promising at various stages of development, they may not reach the market or may not be commercially successful for a number of reasons. Such reasons include, but are not limited to, the possibilities that the potential products may be found to be ineffective during clinical trials, may fail to receive necessary regulatory approvals, may be difficult to manufacture on a large scale, are uneconomical to market, may be precluded from commercialization by proprietary rights of third parties or may not gain acceptance from health care professionals and patients.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this prospectus. We undertake no obligation to update these forward-looking statements in light of events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information contained in this prospectus, and risk factors set forth in this prospectus and our other filings with the SEC, the following risk factors should be considered carefully before you decide whether to buy, hold or sell our common stock. Our business, financial condition, results of operations and stock price could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial conditions, results of operations and stock price.

Risks Related to Our Business

We are an early-stage company.

You must evaluate us in light of the uncertainties and complexities present in an early-stage company. All of our potential products are in an early stage of research or development. Our potential products require extensive research, development and pre-clinical and clinical testing. Our potential products also may involve lengthy regulatory reviews before they can be sold. Because none of our product candidates has yet received approval by the FDA, we cannot assure you that our research and development efforts will be successful, any of our potential products will be proven safe and effective or regulatory clearance or approval to sell any of our potential products will be obtained. We cannot assure you that any of our potential products can be manufactured in commercial quantities or at an acceptable cost or marketed successfully. We may abandon the development of some or all of our product candidates at any time and without prior notice. We must incur substantial up-front expenses to develop and commercialize products and failure to achieve commercial feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or successfully manufacture and market products will negatively impact our business.

We will need additional capital, and we may not be able to obtain it on a timely basis, or at all.

We will need to commit substantial funds to develop our product candidates and we may not be able to obtain sufficient funds on acceptable terms or at all, especially in light of the current difficult financing environment. Our operations to date have consumed substantial amounts of cash and have generated no significant direct product revenues. We expect negative operating cash flows to continue for at least the foreseeable future. Our future capital requirements will depend on many factors, including:

•	our progress in the application of our delivery and formulation technologies, which may require further refinement of these technologies;

•	the number of product development programs we pursue and the pace of each program;

•	our progress with formulation development;

•	the scope, rate of progress, results and costs of preclinical testing and clinical trials;

•	the time and costs associated with seeking regulatory approvals;

•	our ability to outsource the manufacture of our product candidates and the costs of doing so;

•	the time and costs associated with establishing in-house resources to market and sell certain of our products;

•	our ability to establish collaborative arrangements with others and the terms of those arrangements;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims, and

•	our need to acquire licenses, or other rights for our product candidates.

Since inception, we have financed our operations primarily through private placements and public offerings of our capital stock, contract research funding and interest earned on investments. We believe that our cash and cash equivalents at March 31, 2010, the proceeds from the June 2010 private placement and anticipated future recurring royalty payments will be sufficient to fund operations at least through the fourth quarter of 2010. We will need to obtain substantial additional funds before we would be able to bring any of our product candidates to market. Our estimates of future capital use are uncertain, and changing circumstances, including those related to implementation of, or further changes to, our development strategy, could cause us to consume capital significantly faster than currently expected, and our expected sources of funding may not be sufficient. If adequate funds are not available, we will be required to delay, reduce the scope of, or eliminate one or more of our product development programs and reduce personnel-related costs, or to obtain funds through arrangements with collaborators or other sources that may require us to relinquish rights to or sell certain of our technologies or products that we would not otherwise relinquish or sell. If we are able to obtain funds through the issuance of debt securities or borrowing, the terms may significantly restrict our operations. If we are able to obtain funds through the issuance of equity securities, our shareholders may suffer significant dilution and our stock price may drop. In addition, we currently have no authorized, unreserved shares of common stock available for future issuance. Accordingly, we do not have authorized shares of common stock available for issuance for future capital-raising activities and other corporate purposes and, therefore, will be required to seek shareholder approval to amend our amended and restated articles of incorporation to increase the number of authorized shares. There is no assurance that we would be able to obtain any such shareholder approval.

We have a history of losses, we expect to incur losses for at least the foreseeable future, and we may never attain or maintain profitability.

We have never been profitable and have incurred significant losses in each year since our inception. As of March 31, 2010, we have an accumulated deficit of $348.7 million. We have not had any significant direct product sales and do not anticipate receiving revenues from the sale of any of our products for at least the next few years, if ever. While our shift in development strategy has resulted in reduced operating and capital expenditures, we expect to continue to incur substantial losses over at least the next several years as we:

•	continue drug product development efforts;

•	conduct preclinical testing and clinical trials;

•	pursue additional applications for our existing delivery technologies;

•	outsource the commercial-scale production of our products; and

•	establish a sales and marketing force to commercialize certain of our proprietary products if these products obtain regulatory approval.

To achieve and sustain profitability, we must, alone or with others, successfully develop, obtain regulatory approval for, manufacture, market and sell our products. We expect to incur substantial expenses in our efforts to develop and commercialize products and we may never generate sufficient product or contract research revenues to become profitable or to sustain profitability.

We are dependent upon Zogenix and its partners to successfully market and sell the SUMAVEL DosePro needle-free delivery system in order to realize value from this asset.

We have no control over decisions made by Zogenix and/or its partners and collaborators on the marketing, sale or continued development of the SUMAVEL DosePro product and any subsequent products utilizing the DosePro technology. Any delay in, or failure to receive royalties could adversely affect our financial position and we may not be able to find another source of cash to continue our operations.

The results of later stage clinical trials of our product candidates may not be as favorable as earlier trials and that could result in additional costs and delay or prevent commercialization of our products.

Although we believe the limited and preliminary data we have regarding our potential products are encouraging, the results of initial preclinical testing and clinical trials do not necessarily predict the results that we will get from subsequent or more extensive preclinical testing and clinical trials. Clinical trials of our product candidates may not demonstrate that they are safe and effective to the extent necessary to obtain regulatory approvals and/or collaborative partnerships. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after receiving promising results in earlier trials. If we cannot adequately demonstrate through the clinical trial process that a therapeutic product we are developing is safe and effective, regulatory approval of that product would be delayed or prevented, which would impair our reputation, increase our costs and prevent us from earning revenues. For example, while our Phase 2a clinical trials with inhaled liposomal ciprofloxacin showed promising initial efficacy and safety results both in patients with cystic fibrosis and non-cystic fibrosis bronchiectasis, there is no guarantee that longer term studies in larger patient populations will confirm these results or that we will satisfy all efficacy and safety endpoints required by the regulatory authorities.

If our clinical trials are delayed because of patient enrollment or other problems, we would incur additional costs and delay the potential receipt of revenues.

Before we or any future collaborators can file for regulatory approval for the commercial sale of our potential products, the FDA will require extensive preclinical safety testing and clinical trials to demonstrate their safety and efficacy. Completing clinical trials in a timely manner depends on, among other factors, the timely enrollment of patients. Our ability to recruit patients depends on a number of factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. Delays in planned patient enrollment in our current or future clinical trials may result in increased costs, program delays, or both, and the loss of potential revenues.

We are subject to extensive regulation, including the requirement of approval before any of our product candidates can be marketed. We may not obtain regulatory approval for our product candidates on a timely basis, or at all.

We and our products are subject to extensive and rigorous regulation by the federal government, principally the FDA, and by state and local government agencies. Both before and after regulatory approval, the development, testing, manufacture, quality control, labeling, storage, approval, advertising, promotion, sale, distribution and export of our potential products are subject to regulation. Pharmaceutical products that are marketed abroad are also subject to regulation by foreign governments. Our products cannot be marketed in the United States without FDA approval. The process for obtaining FDA approval for drug products is generally lengthy, expensive and uncertain. To date, we have not sought or received approval from the FDA or any corresponding foreign authority for any of our product candidates.

Even though we intend to apply for approval of most of our products in the United States under Section 505(b)(2) of the United States Food, Drug and Cosmetic Act, which applies to reformulations of approved drugs and which may require smaller and shorter safety and efficacy testing than that for entirely new drugs, the approval process will still be costly, time-consuming and uncertain. We, or our collaborators, may not be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our potential products. Even if granted, regulatory approvals may include significant limitations on the uses for which products may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in warning letters, imposition of civil penalties or other monetary payments, delay in approving or refusal to approve a product candidate, suspension or withdrawal of regulatory approval, product recall or seizure, operating restrictions, interruption of clinical trials or manufacturing, injunctions and criminal prosecution.

Regulatory authorities may delay or not approve our product candidates even if the product candidates meet safety and efficacy endpoints in clinical trials or the approvals may be too limited for us to earn sufficient revenues.

The FDA and other foreign regulatory agencies can delay approval of, or refuse to approve, our product candidates for a variety of reasons, including failure to meet safety and efficacy endpoints in our clinical trials. Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Even if a product candidate is approved, it may be approved for fewer or more limited indications than requested or the approval may be subject to the performance of significant post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any limitation, condition or denial of approval would have an adverse affect on our business, reputation and results of operations.

Even if we are granted initial FDA approval for any of our product candidates, we may not be able to maintain such approval, which would reduce our revenues.

Even if we are granted initial regulatory approval for a product candidate, the FDA and similar foreign regulatory agencies can limit or withdraw product approvals for a variety of reasons, including failure to comply with regulatory requirements, changes in regulatory requirements, problems with manufacturing facilities or processes or the occurrence of unforeseen problems, such as the discovery of previously undiscovered side effects. If we are able to obtain any product approvals, they may be limited or withdrawn or we may be unable to remain in compliance with regulatory requirements. Both before and after approval we, our future collaborators and our products are subject to a number of additional requirements. For example, certain changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims are subject to additional FDA review and approval. Advertising and other promotional material must comply with FDA requirements and established requirements applicable to drug samples. We, our future collaborators and our manufacturers will be subject to continuing review and periodic inspections by the FDA and other authorities, where applicable, and must comply with ongoing requirements, including the FDA’s Good Manufacturing Practices, or GMP, requirements. Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information, submit copies of promotional materials to the FDA and make certain other required reports. Product approvals may be withdrawn if regulatory requirements are not complied with or if problems concerning safety or efficacy of the product occur following approval. Any limitation or withdrawal of approval of any of our products could delay or prevent sales of our products, which would adversely affect our revenues. Further continuing regulatory requirements involve expensive ongoing monitoring and testing requirements.

Because our proprietary liposomal ciprofloxacin programs rely on the FDA’s and European Medicines Agency’s grant of orphan drug designation for potential market exclusivity, the product may not be able to obtain market exclusivity and could be barred from the market in the US for up to seven years or European Union for up to ten years.

The FDA has granted orphan drug designation for our proprietary liposomal ciprofloxacin drug product candidate for the management of cystic fibrosis and bronchiectasis. Orphan drug designation is intended to encourage research and development of new therapies for diseases that affect fewer than 200,000 patients in the United States. The designation provides the opportunity to obtain market exclusivity for seven years from the date of the FDA’s approval of a new drug application, or NDA. However, the market exclusivity is granted only to the first chemical entity to be approved by the FDA for a given indication. Therefore, if another inhaled ciprofloxacin product were to be approved by the FDA for a cystic fibrosis or bronchiectasis indication before our product, then we may be blocked from launching our product in the United States for seven years, unless we are able to demonstrate to the FDA clinical superiority of our product on the basis of safety or efficacy. For example, Bayer HealthCare is developing an inhaled powder formulation of ciprofloxacin for the treatment of respiratory infections in cystic fibrosis and bronchiectasis. Bayer has obtained orphan drug status for their inhaled powder formulation of ciprofloxacin in the United States and European Union for the treatment of cystic fibrosis.

In August 2009, the European Medicines Agency (“EMEA”) granted orphan drug designation to our inhaled liposomal ciprofloxacin drug product candidate for the treatment of lung infections associated with cystic fibrosis. Under European guidelines, Orphan Medicinal Product Designation provides 10 years of potential market exclusivity if the product candidate is the first product candidate for the indication approved for marketing in the European Union. We may seek to develop additional products that incorporate drugs that have received orphan drug designations for specific indications. In each case, if our product is not the first to be approved by the FDA or EMEA for a given indication, we may not be able to access the target market in the United States and/or the European Union, which would adversely affect our ability to earn revenues.

We have limited manufacturing capacity and will have to depend on contract manufacturers and collaborators; if they do not perform as expected, our revenues and customer relations will suffer.

We have limited capacity to manufacture our requirements for the development and commercialization of our product candidates. We intend to use contract manufacturers to produce our products. We may not be able to enter into or maintain satisfactory contract manufacturing arrangements. For example, our agreement with sigma-tau Group to manufacture liposomal ciprofloxacin may be terminated for unforeseen reasons, or we may not be able to reach mutually satisfactory agreements with sigma-tau Group to manufacture these at a commercial scale. There may be a significant delay before we find an alternative contract manufacturer or we may not find an alternative contract manufacturer at all.

Further, we, our contract manufacturers and our future collaborators are required to comply with the FDA’s GMP requirements that relate to product testing, quality assurance, manufacturing and maintaining records and documentation. We, our contract manufacturers or our future collaborators may not be able to comply with the applicable

GMP and other FDA regulatory requirements for manufacturing, which could result in an enforcement or other action, prevent commercialization of our product candidates and impair our reputation and results of operations.

Our dependence on future collaborators and other contracting parties may delay or terminate certain of our programs, and any such delay or termination would harm our business prospects and stock price.

Our commercialization strategy for certain of our product candidates depends on our ability to enter into agreements with collaborators to obtain assistance and funding for the development and potential commercialization of our product candidates. Collaborations may involve greater uncertainty for us, as we have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs. We may determine that continuing a collaboration under the terms provided is not in our best interest, and we may terminate the collaboration. Our collaborators could delay or terminate their agreements, and our products subject to collaborative arrangements may never be successfully commercialized.

Further, our future collaborators may pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that our programs receive less attention or resources than we would like, or they may be terminated altogether. Any such actions by our collaborators may adversely affect our business prospects and ability to earn revenues. In addition, we could have disputes with our future collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of any potential products or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

Even with respect to certain other programs that we intend to commercialize ourselves, we may enter into agreements with collaborators to share in the burden of conducting clinical trials, manufacturing and marketing our product candidates or products. In addition, our ability to apply our proprietary technologies to develop proprietary drugs will depend on our ability to establish and maintain licensing arrangements or other collaborative arrangements with the holders of proprietary rights to such drugs. We may not be able to establish such arrangements on favorable terms or at all, and our future collaborative arrangements may not be successful.

In order to market our proprietary products, we are likely to establish our own sales, marketing and distribution capabilities. We have no experience in these areas, and if we have problems establishing these capabilities, the commercialization of our products would be impaired.

We intend to establish our own sales, marketing and distribution capabilities to market products to concentrated, easily addressable prescriber markets. We have no experience in these areas, and developing these capabilities will require significant expenditures on personnel and infrastructure. While we intend to market products that are aimed at a small patient population, we may not be able to create an effective sales force around even a niche market. In addition, some of our product candidates will require a large sales force to call on, educate and support physicians and patients. While we intend to enter into collaborations with one or more pharmaceutical companies to sell, market and distribute such products, we may not be able to enter into any such arrangement on acceptable terms, if at all. Any collaboration we do enter into may not be effective in generating meaningful product royalties or other revenues for us.

If any products that we or our future collaborators may develop do not attain adequate market acceptance by healthcare professionals and patients, our business prospects and results of operations will suffer.

Even if we or our future collaborators successfully develop one or more products, such products may not be commercially acceptable to healthcare professionals and patients, who will have to choose our products over alternative products for the same disease indications, and many of these alternative products will be more established than ours. For our products to be commercially viable, we will need to demonstrate to healthcare professionals and patients that our products afford benefits to the patient that are cost-effective as compared to the benefits of alternative therapies. Our ability to demonstrate this depends on a variety of factors, including:

•	the demonstration of efficacy and safety in clinical trials;

•	the existence, prevalence and severity of any side effects;

•	the potential or perceived advantages or disadvantages compared to alternative treatments;

•	the timing of market entry relative to competitive treatments;

•	the relative cost, convenience, product dependability and ease of administration;

•	the strength of marketing and distribution support;

•	the sufficiency of coverage and reimbursement of our product candidates by governmental and other third-party payors; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.

Our product revenues will be adversely affected if, due to these or other factors, the products we or our future collaborators are able to commercialize do not gain significant market acceptance.

We depend upon our proprietary technologies, and we may not be able to protect our potential competitive proprietary advantage.

Our business and competitive position is dependent upon our and our future collaborators’ ability to protect our proprietary technologies related to various aspects of pulmonary drug delivery and drug formulation. While our intellectual property rights may not provide a significant commercial advantage for us, our patents and know-how are intended to provide protection for important aspects of our technology, including methods for aerosol generation, devices used to generate aerosols, breath control, compliance monitoring, certain pharmaceutical formulations, design of dosage forms and their manufacturing and testing methods. In addition, we are maintaining as non-patented trade secrets some of the key elements of our manufacturing technologies, for example, those associated with production of liposomal ciprofloxacin.

Our ability to compete effectively will also depend to a significant extent on our and our future collaborators’ ability to obtain and enforce patents and maintain trade secret protection over our proprietary technologies. The coverage claimed in a patent application typically is significantly reduced before a patent is issued, either in the United States or abroad. Consequently, any of our pending or future patent applications may not result in the issuance of patents and any patents issued may be subjected to further proceedings limiting their scope and may in any event not contain claims broad enough to provide meaningful protection. Any patents that are issued to us or our future collaborators may not provide significant proprietary protection or competitive advantage, and may be circumvented or invalidated. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. Further, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire and provide only a short period of protection, if any, following commercialization of products.

We may infringe on the intellectual property rights of others, and any litigation could force us to stop developing or selling potential products and could be costly, divert management attention and harm our business.

We must be able to develop products without infringing the proprietary rights of other parties. Because the markets in which we operate involve established competitors with significant patent portfolios, including patents relating to compositions of matter, methods of use and methods of drug delivery, it could be difficult for us to use our technologies or develop products without infringing the proprietary rights of others. We may not be able to design around the patented technologies or inventions of others and we may not be able to obtain licenses to use patented technologies on acceptable terms, or at all. If we cannot operate without infringing on the proprietary rights of others, we will not earn product revenues.

If we are required to defend ourselves in a lawsuit, we could incur substantial costs and the lawsuit could divert management’s attention, regardless of the lawsuit’s merit or outcome. These legal actions could seek damages and seek to enjoin testing, manufacturing and marketing of the accused product or process. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the accused product or process and any license required under any such patent may not be made available to us on acceptable terms, if at all.

Periodically, we review publicly available information regarding the development efforts of others in order to determine whether these efforts may violate our proprietary rights. We may determine that litigation is necessary to enforce our proprietary rights against others. Such litigation could result in substantial expense, regardless of its outcome, and may not be resolved in our favor.

Furthermore, patents already issued to us or our pending patent applications may become subject to dispute, and any disputes could be resolved against us. For example, Eli Lilly and Company brought an action against us seeking to have one or more employees of Eli Lilly named as co-inventors on one of our patents. This case was determined in our favor in 2004, but we may face other similar claims in the future and we may lose or settle cases at significant loss to us. In addition, because patent applications in the United States are currently maintained in secrecy for a period of time prior to issuance, patent applications in certain other countries generally are not published until more than 18 months after they are first filed, and publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first creator of inventions covered by our pending patent applications or that we were the first to file patent applications on such inventions.

We are in a highly competitive market, and our competitors have developed or may develop alternative therapies for our target indications, which would limit the revenue potential of any product we may develop.

We are in competition with pharmaceutical, biotechnology and drug delivery companies, hospitals, research organizations, individual scientists and nonprofit organizations engaged in the development of drugs and therapies for the disease indications we are targeting. Our competitors may succeed before we can, and many already have succeeded, in developing competing technologies for the same disease indications, obtaining FDA approval for products or gaining acceptance for the same markets that we are targeting. If we are not “first to market,” it may be more difficult for us and our future collaborators to enter markets as second or subsequent competitors and become commercially successful. We are aware of a number of companies that are developing or have developed therapies to address indications we are targeting, including major pharmaceutical companies such as Bayer, Genentech (now a part of Roche), Gilead Sciences, GlaxoSmith Kline, Novartis, Johnson & Johnson and Pfizer. Certain of these companies are addressing these target markets with pulmonary products that are similar to ours. These companies and many other potential competitors have greater research and development, manufacturing, marketing, sales, distribution, financial and managerial resources and experience than we have and many of these companies may have products and product candidates that are on the market or in a more advanced stage of development than our product candidates. Our ability to earn product revenues and our market share would be substantially harmed if any existing or potential competitors brought a product to market before we or our future collaborators were able to, or if a competitor introduced at any time a product superior to or more cost-effective than ours.

If we do not continue to attract and retain key employees, our product development efforts will be delayed and impaired.

We depend on a small number of key management and technical personnel. Our success also depends on our ability to attract and retain additional highly qualified management and development personnel. There is a shortage of skilled personnel in our industry, we face competition in our recruiting activities, and we may not be able to attract or retain qualified personnel. Losing any of our key employees, particularly our President and Chief Executive Officer, Dr. Igor Gonda, who plays a central role in our strategy shift to a specialty pharmaceutical company, could impair our product development efforts and otherwise harm our business. Any of our employees may terminate their employment with us at will.

If we market our products in other countries, we will be subject to different laws and we may not be able to adapt to those laws, which could increase our costs while reducing our revenues.

If we market any approved products in foreign countries, we will be subject to different laws, particularly with respect to intellectual property rights and regulatory approval. To maintain a proprietary market position in foreign countries, we may seek to protect some of our proprietary inventions through foreign counterpart patent applications. Statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. The diversity of patent laws may make our expenses associated with the development and maintenance of intellectual property in foreign jurisdictions more expensive than we anticipate. We probably will not obtain the same patent protection in every market in which we may otherwise be able to potentially generate revenues. In addition, in order to market our products in foreign jurisdictions, we and our future collaborators must obtain required regulatory approvals from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. We may not be able to obtain regulatory approvals in such jurisdictions and we may have to incur significant costs in obtaining or maintaining any foreign regulatory approvals. If approvals to market our products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our business would be impaired as we could not earn revenues from sales in those countries.

We may be exposed to product liability claims, which would hurt our reputation, market position and operating results.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in humans and will face an even greater risk upon commercialization of any products. These claims may be made directly by consumers or by pharmaceutical companies or others selling such products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing or sale. Regardless of merit or eventual outcome, liability claims would likely result in negative publicity, decreased demand for any products that we may develop, injury to our reputation and suspension or withdrawal of clinical trials. Any such claim will be very costly to defend and also may result in substantial monetary awards to clinical trial participants or customers, loss of revenues and the inability to commercialize products that we develop. Although we currently have product liability insurance, we may not be able to maintain such insurance or obtain additional insurance on acceptable terms, in amounts sufficient to protect our business, or at all. A successful claim brought against us in excess of our insurance coverage would have a material adverse effect on our results of operations.

If we cannot arrange for adequate third-party reimbursement for our products, our revenues will suffer.

In both domestic and foreign markets, sales of our potential products will depend in substantial part on the availability of adequate reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors often challenge the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the adequate reimbursement status of newly approved health care products. Any products we are able to successfully develop may not be reimbursable by third-party payors. In addition, our products may not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a profit. Legislation and regulations affecting the pricing of pharmaceuticals may change before our products are approved for marketing and any such changes could further limit reimbursement. If any products we develop do not receive adequate reimbursement, our revenues will be severely limited.

Our use of hazardous materials could subject us to liabilities, fines and sanctions.

Our laboratory and clinical testing sometimes involves the use of hazardous and toxic materials. We are subject to federal, state and local laws and regulations governing how we use, manufacture, handle, store and dispose of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply in all material respects with all federal, state and local regulations and standards, there is always the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any damages that result and such liability could exceed our financial resources. Compliance with environmental and other laws may be expensive and current or future regulations may impair our development or commercialization efforts.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for that fiscal year. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows and to the extent that we make and integrate acquisitions. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.

Risks Related to Our Common Stock

Our stock price is likely to remain volatile.

The market prices for securities of many companies in the drug delivery and pharmaceutical industries, including ours, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Prices for our common stock may be influenced by many factors, including:

•	investor perception of us;

•	market conditions relating to our segment of the industry or the securities markets in general;

•	investor perception of the value of the royalty stream from Zogenix;

•	sales of our stock by certain large institutional shareholders to meet liquidity concerns during the current economic climate;

•	research analyst recommendations and our ability to meet or exceed quarterly performance expectations of analysts or investors;

•	failure to establish new collaborative relationships;

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	publicity regarding actual or potential developments relating to products under development by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	delays in the development or approval of our product candidates;

•	regulatory developments in both the United States and foreign countries;

•	concern of the public or the medical community as to the safety or efficacy of our products, or products deemed to have similar safety risk factors or other similar characteristics to our products;

•	future sales or expected sales of substantial amounts of common stock by shareholders;

•	our ability to raise financing; and

•	economic and other external factors.

In the past, class action securities litigation has often been instituted against companies promptly following volatility in the market price of their securities. Any such litigation instigated against us would, regardless of its merit, result in substantial costs and a diversion of management’s attention and resources.

Our common stock is quoted on the OTC Bulletin Board, which may provide less liquidity for our shareholders than the national exchanges.

On November 10, 2006, our common stock was delisted from the Nasdaq Capital Market due to non-compliance with Nasdaq’s continued listing standards. Our common stock is currently quoted on the OTC Bulletin Board. As compared to being listed on a national exchange, being quoted on the OTC Bulletin Board may result in reduced liquidity for our shareholders, may cause investors not to trade in our stock and may result in a lower stock price. In addition, investors may find it more difficult to obtain accurate quotations of the share price of our common stock.

We have implemented certain anti-takeover provisions, which may make an acquisition less likely or might result in costly litigation or proxy battles.

Certain provisions of our articles of incorporation and the California Corporations Code could discourage a party from acquiring, or make it more difficult for a party to acquire, control of our company without approval of our board of directors. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain provisions allow our board of directors to authorize the issuance, without shareholder approval, of preferred stock with rights superior to those of the common stock. We are also subject to the provisions of Section 1203 of the California Corporations Code, which requires us to provide a fairness opinion to our shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.

We have adopted a shareholder rights plan, commonly known as a “poison pill.” We have also adopted an Executive Officer Severance Plan and a Form of Change of Control Agreement, both of which may provide for the payment of benefits to our officers in connection with an acquisition. The provisions of our articles of incorporation, our poison pill, our severance plan and our change of control agreements, and provisions of the California Corporations Code may discourage, delay or prevent another party from acquiring us or reduce the price that a buyer is willing to pay for our common stock.

One of our shareholders may choose to pursue a lawsuit or engage in a proxy battle with management to limit our use of one or more of these anti-takeover protections. Any such lawsuit or proxy battle would, regardless of its merit or outcome, result in substantial costs and a diversion of management’s attention and resources.

We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends for at least the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock for at least the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. Therefore, our shareholders will not receive any funds absent a sale of their shares. We cannot assure shareholders of a positive return on their investment if they sell their shares, nor can we assure that shareholders will not lose the entire amount of their investment.

A small number of shareholders own a large percentage of our common stock and can influence the outcome of matters submitted to our shareholders for approval.

A small number of our shareholders own a large percentage of our common stock and can, therefore, influence the outcome of matters submitted to our shareholders for approval. Based on information known to us as of June 28, 2010, our three largest investors, collectively, control in excess of a majority of our outstanding common stock, as well as warrants to purchase 7,226,125 shares that are exercisable upon shareholder approval. As a result, these shareholders have the ability to influence the outcome of matters submitted to our shareholders for approval, including certain proposed amendments to our amended and restated articles of incorporation (for example, amendments to increase the number of our authorized shares) and any proposed merger, consolidation or sale of all or substantially all of our assets. These shareholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholders under this prospectus. All proceeds from the sale of common stock under this prospectus will be paid directly to the selling shareholders. We will, however, receive approximately $0.9 million from certain selling shareholders if the warrants that were issued to these selling shareholders in the June 2010 private placement are exercised in full. We intend to use any proceeds received from the exercise of these warrants for working capital and other general corporate purposes. We have agreed to bear the expenses (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion below contains forward-looking statements that are based on the current beliefs of management, as well as current assumptions made by, and information currently available to, management. All statements contained in the discussion below, other than statements that are purely historical, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our future actual results, performance or achievements to differ materially from those expressed in, or implied by, any such forward-looking statements as a result of certain factors, including, but not limited to, those risks and uncertainties discussed in this section, as well as in the section entitled “Risk Factors”, and elsewhere in our other filings with the SEC. See “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Our business is subject to significant risks including, but not limited to, our ability to obtain additional financing, our ability to implement our product development strategy, the success of product development efforts, obtaining and enforcing patents important to our business, clearing the lengthy and expensive regulatory approval process and possible competition from other products. Even if product candidates appear promising at various stages of development, they may not reach the market or may not be commercially successful for a number of reasons. Such reasons include, but are not limited to, the possibilities that the potential products may be found to be ineffective during clinical trials, may fail to receive necessary regulatory approvals, may be difficult to manufacture on a large scale, are uneconomical to market, may be precluded from commercialization by proprietary rights of third parties or may not gain acceptance from health care professionals and patients. Further, even if our product candidates appear promising at various stages of development, our share price may decrease such that we are unable to raise additional capital without dilution that may be unacceptable to our shareholders.

Investors are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligation to update these forward-looking statements in light of events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are an emerging specialty pharmaceutical company focused on the development and commercialization of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Over the last decade, we invested a large amount of capital to develop drug delivery technologies, particularly the development of a significant amount of expertise in pulmonary drug delivery. We also invested considerable effort into the generation of a large volume of laboratory and clinical data demonstrating the performance of our AERx® pulmonary drug delivery platform and other proprietary technology, including our liposomal ciprofloxacin formulation for inhalation. We have not been profitable since inception and expect to incur additional operating losses over at least the next several years as we continue product development efforts, clinical trial activities, and possible sales, marketing and contract manufacturing efforts. To date, we have not had any significant product sales and do not anticipate receiving revenues from the sale of any of our products in the near term. As of March 31, 2010, we had an accumulated deficit of $348.7 million. Historically, we have funded our operations primarily through public offerings and private placements of our capital stock, license fees and milestone payments from collaborators, proceeds from the January 2005 restructuring transaction with Novo Nordisk, borrowings from Novo Nordisk, the sale of Intraject-related assets to Zogenix, the milestone payment received from Zogenix during the three months ended March 31, 2010 and interest earned on cash equivalents and short-term investments.

Over the last four years, our business has focused on opportunities in the development of drugs for the treatment of severe respiratory disease that could be developed by the Company and commercialized in the United States, or another significant territory such as the European Union (“EU”). It is our longer term strategy to commercialize our respiratory product candidates with our own focused sales and marketing force addressing pulmonary specialty doctors in the United States or in the EU, where we believe that a proprietary sales force will enhance the return to our shareholders. Where our products can benefit a broader population of patients in the United States or in other countries, we may enter into co-development, co-promotion or other marketing arrangements with collaborators, thereby reducing costs and increasing revenues through license fees, milestone payments and royalties. In selecting our proprietary development programs, we primarily seek drugs approved by the United States Food and Drug Administration (“FDA”) that can be reformulated for both existing and new indications in respiratory disease. Our intent is to use our pulmonary delivery methods and formulations to improve their safety, efficacy and convenience of administration to patients. We believe that this strategy will allow us to reduce cost, development time and risk of failure, when compared to the discovery and development of new chemical entities. Our lead development candidate is a proprietary liposomal formulation of the antibiotic ciprofloxacin that is delivered by inhalation for the treatment of infections associated with the severe respiratory diseases cystic fibrosis and non-cystic fibrosis bronchiectasis. We received orphan drug designations for both of these indications in the U.S. and for cystic fibrosis in the European Union. We have reported the results of two successful Phase 2a trials with this product candidate in cystic fibrosis (“CF”) and non-cystic fibrosis bronchiectasis (“BE”), respectively, as described below.

In June 2008, we completed a multi-center 14-day treatment Phase 2a trial in Australia and New Zealand in 21 CF patients with once daily dosing of 6 mL of inhaled liposomal ciprofloxacin (ARD-3100). The primary efficacy endpoint in this Phase 2a study was the change from baseline in the sputum Pseudomonas aeruginosa colony forming units (CFU), an objective measure of the reduction in pulmonary bacterial load. Data analysis in 21 patients who completed the study demonstrated that the CFUs decreased by a mean 1.43 log over the 14-day treatment period (p<0.0001). Evaluation one week after study treatment was discontinued showed that the Pseudomonas bacterial density in the lung was still reduced from the baseline without additional antibiotic use. Pulmonary function testing as measured by the forced expiratory volume in one second (FEV1) showed a significant mean increase of 6.86% from baseline after 14 days of treatment (p=0.04). The study drug was well tolerated and there were no serious adverse events reported during the trial.

In December 2008, we completed an open-label, four week treatment study with once daily inhaled liposomal ciprofloxacin (ARD-3100) in patients with non-CF bronchiectasis. The study was conducted at eight leading centers in the United Kingdom and enrolled a total of 36 patients. The patients were randomized into two equal size groups, one receiving 3 mL of inhaled liposomal ciprofloxacin and the other receiving 6 mL of inhaled liposomal ciprofloxacin, once-a-day for the four-week treatment period. The primary efficacy endpoint was the change from baseline in the sputum Pseudomonas aeruginosa CFU, the standard objective measure of the reduction in pulmonary bacterial load. The 3 mL and 6 mL doses of inhaled liposomal ciprofloxacin in the evaluable patient population demonstrated significant mean decreases against baseline in the CFUs over the 28-day treatment period of 3.5 log (p<0.001) and 4.0 log (p<0.001) units, respectively.

In July 2009, we announced that clearance was received from the U.S. Food and Drug Administration for the inhaled liposomal ciprofloxacin (ARD-3100) Investigational New Drug (IND) application for the management of non-cystic fibrosis bronchiectasis.

In November 2009, the first patient was dosed in the ORBIT-2 (Once-daily Respiratory Bronchiectasis Inhalation Treatment) trial, a 6-month, multicenter, international Phase 2b clinical trial of inhaled ciprofloxacin with the ARD-3150 formulation in 40 adult patients with non-cystic fibrosis bronchiectasis. The randomized, double-blind, placebo-controlled trial is being conducted in Australia and New Zealand. Following a 14 day screening period, the patients are treated once-a-day for 28 days with either the active drug, or placebo, followed by a 28 day off-treatment period. This on-off sequence will be repeated three times. The primary endpoint is defined as the mean change in Pseudomonas aeruginosa density in sputum (colony forming units — CFU — per gram) from baseline to day 28 of the active treatment group versus placebo. Safety and tolerability assessments of the treatment versus placebo group will be performed and secondary efficacy endpoints will include long term microbiological responses, time to an exacerbation, severity of exacerbations, length of time to resolve exacerbations and changes in lung function and in quality of life measurements.

ORBIT-2 is exploring whether the novel formulation ARD-3150, which has a different drug release profile than ARD-3100, may have additional therapeutic benefits. We expect that the 6-month study will also generate valuable data on the long term impact of once daily inhaled ciprofloxacin in patients with severe bronchiectasis. In March 2010, we announced that we had completed enrollment and administered the first dose to the last patient enrolled in this trial.

In February 2010, the first patient was dosed in the U.S. as part of the ORBIT-1 trial, an international, randomized, double-blind, placebo-controlled Phase 2b study designed to evaluate inhaled liposomal ciprofloxacin with the ARD-3100 formulation in patients with BE under the aforementioned U.S. IND. The ORBIT-1 trial will randomize 96 patients, who will receive for four weeks, either one of two different once-daily inhaled doses (100 or 150 mg ciprofloxacin delivered by inhalation as 2 or 3 mL of liposomal dispersion, respectively) or once-daily inhaled placebo. The primary efficacy endpoint will be the change from baseline in sputum Pseudomonas aeruginosa colony forming units (CFUs). Secondary endpoints will include quality of life measurements and improvement of outcomes with respect to exacerbations. Lung function changes will be monitored for safety.

The results from each of these trials, expected in the second half of 2010, will produce an extensive data base of information from which we hope to select the optimum product and the most appropriate endpoints to test in Phase 3. In order to expedite anticipated time to market and increase market acceptance, we have elected to deliver our formulations via an approved, widely-accepted nebulizer system for each of these Phase 2b trials.

In May 2010, we announced that clearance was received from the U.S. Food and Drug Administration for the inhaled liposomal ciprofloxacin (ARD-3100) Investigational New Drug (IND) application for the management of cystic fibrosis (CF). The first trial planned under this IND is a Phase 1/2a study in pediatric CF patients.

In August 2009, the European Medicines Agency (“EMEA”) granted Orphan Drug Designation to our inhaled liposomal ciprofloxacin drug product candidate for the treatment of lung infections associated with cystic fibrosis. Under European guidelines, Orphan Medicinal Product Designation provides 10 years of potential market exclusivity if the product candidate is the first product candidate for the indication approved for marketing in the European Union. Orphan drug designation also allows the candidate’s sponsor to seek assistance from the EMEA in optimizing the candidate’s clinical development through participation in designing the clinical protocol and preparing the marketing application. Additionally, a drug candidate designated by the Commission as an Orphan Medicinal Product may qualify for a reduction in regulatory fees as well as a European Union-funded research grant. We had previously been granted orphan drug designations by the U.S. Food and Drug Administration for inhaled liposomal ciprofloxacin for the management of CF and for non-cystic fibrosis bronchiectasis.

On June 1, 2009, we received a written notice from United Therapeutics Corporation, on behalf of its wholly-owned subsidiary Lung Rx, Inc., seeking to terminate our collaboration agreement (the “Lung Rx Agreement”) effective July 1, 2009. Lung Rx did not assert the existence of any technical problems with our AERx technology or any safety or efficacy concerns. We believed that Lung Rx was not entitled to terminate the Lung Rx Agreement and, per the terms of the Lung Rx Agreement, we requested formal non-binding arbitration of this dispute. We discontinued all business activities that we were undertaking to support the collaboration and eliminated the positions of personnel who were devoting all or substantially all of their time to supporting the collaboration. In addition, we reviewed all AERx technology production assets for impairment. During the quarter ended September 30, 2009, we recorded an impairment charge of $1.6 million. The charge represented management’s estimate of the excess of the net book value of the assets less the expected future cash flows. Our Research and Development depreciation expense was immediately reduced by $0.5 million (on an annualized basis) as a result of the impairment. In addition, we recognized all of the previously deferred revenue from the Lung Rx Agreement. In June 2010, a panel of arbitrators dismissed the proceedings on procedural grounds. We continue to review our options and may elect to pursue litigation in this matter in the future.

On July 16, 2009, Zogenix, Inc. announced that it was granted approval by the FDA of the SUMAVEL DosePro (sumatriptan injection) needle-free delivery system for the treatment of acute migraine and cluster headache. On August 3, 2009, Zogenix and Astellas Pharma US, Inc. (“Astellas”) announced that they had entered into an exclusive co-promotion agreement in the U.S. for the SUMAVEL DosePro needle-free delivery system. SUMAVEL DosePro became commercially available in January 2010. Under the announced terms of the agreement, Zogenix and Astellas will collaborate on the promotion and marketing of SUMAVEL DosePro with Zogenix focusing their sales activities primarily on the neurology market while Astellas will focus mostly on primary care physicians. Zogenix will have responsibility for manufacturing and distribution of the product.

On January 13, 2010, Zogenix announced the U.S. commercial launch of its SUMAVEL DosePro product. The U.S. launch entitled the Company to the $4.0 million milestone payment payable upon the initial commercialization of SUMAVEL DosePro, which we received and recorded as royalty revenue during the three months ended March 31, 2010. We will earn quarterly royalty payments on all SUMAVEL DosePro sales. We anticipate recording this recurring royalty revenue beginning with the three months ending September 30, 2010 since the terms of the asset sale agreement provide for royalty payments to be based on cash received by Zogenix on their product sales and there is a sixty day lag following the end of the quarter in royalty reporting. We have been informed by Zogenix that wholesalers distributing the SUMAVEL DosePro product were given net 90 day payment terms for the first quarter sales, resulting in the effective delay of first quarter 2010 royalties until the second quarter 2010 royalty payment due in late August 2010. After first quarter 2010, the payment terms for wholesalers reverted to net 30 days.

On June 21, 2010, we closed the June 2010 private placement, in which we sold 34,702,512 shares of common stock and warrants to purchase an aggregate of 7,527,214 shares of common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that was entered into with the investors on June 18, 2010. At the closing of the June 2010 private placement, we received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after we have called and held a special meeting of its shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby we have the right to require the holders to exercise the warrants after we have received the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on which we have received the requisite shareholder approval for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, we would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

On July 30, 2010, we entered into the Novo Nordisk stock purchase agreement providing for the issuance by us to Novo Nordisk A/S in a private placement of 26,000,000 shares of our common stock in consideration for the termination of all of our obligations under an existing promissory note and security agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by us, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with our January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to us in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. As of the date of this prospectus, the amount outstanding under the July 3, 2006 promissory note and security agreement, including accrued interest, was approximately $9.2 million. The Novo Nordisk stock purchase agreement requires us to call and hold a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to our receipt of the requisite shareholder approval on such proposal. We intend to present this proposal and the proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock contemplated by the June 2010 private placement, to our shareholders at the same special meeting.

Critical Accounting Policies and Estimates

We consider certain accounting policies related to revenue recognition, impairment of long-lived assets, exit/disposal activities, research and development, income taxes and stock-based compensation to be critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions. The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. These estimates include useful lives for property and equipment and related depreciation calculations, estimated amortization periods for payments received from product development and license agreements as they relate to revenue recognition, and assumptions for valuing options, warrants and other stock-based compensation. Our actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue under the provisions of the SEC’s Staff Accounting Bulletin (“SAB”) 104, Topic 13, Revenue Recognition Revised and Updated and ASC 605, Revenue Recognition. In addition, contract revenue from our collaboration arrangements typically contain multiple elements and are accounted for under the guidance of ASC 605-25, Revenue Recognition-Multiple Element Arrangements.

Contract Revenue.  Contract revenues consist of revenues from grants, collaboration agreements and feasibility studies. We record license fees, milestone fees, reimbursement of research and development expenses as contract revenue. We review all of these arrangements for the existence of multiple elements. The Company reviews elements that have been delivered and determines whether such items have value to the Company’s collaborators on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting and are recognized as revenue when delivered and collection is reasonably assured. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. Revenue recognition criteria are identified and applied to each separate unit of accounting. The Company typically has not had reliable evidence of separate units and has treated the entire arrangement as a single unit of accounting.

Royalty Revenue.  We earn royalty revenue under the terms of the asset sale agreement with Zogenix. We recognize revenue when the amounts under this agreement can be determined and when collectability is probable. We have no performance obligations under this agreement. We recognize revenue from our quarterly royalty payments one quarter in arrears due to the contractual terms in the asset sale agreement that allow Zogenix sixty days to complete their royalty report following the end of the quarter. In the first quarter of 2010, we received the $4 million milestone payment that was due upon the first commercial sale by Zogenix of a product using the DosePro technology. This one time payment was recorded as royalty revenue for the three months ended March 31, 2010.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, Property Plant and Equipment — Overall, we review for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, we write down the assets to their estimated fair values and recognize the loss in the statements of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In accordance with ASC 420, Exit or Disposal Cost Obligations (“ASC 420”), we recognize a liability for the cost associated with an exit or disposal activity that is measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. According to this guidance, costs to terminate an operating lease or other contracts are (a) costs to terminate the contract before the end of its term or (b) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. In periods subsequent to initial measurement, changes to the liability are measured using the credit-adjusted risk-free rate that was used to measure the liability initially.

Research and Development

Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. Research and development expenses under collaborative and government grants approximate the revenue recognized under such agreements. We expense research and development costs as such costs are incurred.

Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheets.

We assess the likelihood that we will be able to recover our deferred tax assets. We consider all available evidence, both positive and negative, including our historical levels of income and losses, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we do not consider it more likely than not that we will recover our deferred tax assets, we will record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. At March 31, 2010 and December 31, 2009, we believed that the amount of our deferred income taxes would not be ultimately recovered. Accordingly, we recorded a full valuation allowance for deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we would recognize a benefit to our tax provision in the period in which we determine that it is more likely than not that we will recover our deferred tax assets.

Employee Stock-Based Compensation

We follow the fair value method of accounting for employee stock-based compensation arrangements in accordance with ASC 718, Compensation — Stock Compensation. We record expense for stock-based compensation, which includes stock options, restricted stock awards and purchases of common stock under the Employee Stock Purchase Plan. The expense amount that is recorded is based on the fair value of the award and is recognized as compensation expense. Expense is recognized over the vesting period of the award.

We used the Black-Scholes option-pricing model to estimate the fair value of stock-based awards as of the grant date. The Black-Scholes model, by its design, is complex, and dependent upon key data inputs estimated by management. We determine expected volatility using the historical method, which is based on the daily historical daily trading data of our common stock over the expected term of the option. Effective during the three months ended March 31, 2010, we began using the safe harbor method to calculate the expected term, as allowed by SAB 110. We believe that use of this method is most appropriate for us considering the very limited, relevant historical experience of stock option exercises.

Recent Accounting Pronouncements

See Note 2 to the accompanying unaudited condensed financial statements included elsewhere in this prospectus for information on recent accounting pronouncements.

Results of Operations

Three months ended March 31, 2010 and 2009

We significantly reduced our net loss for the three months ending March 31, 2010 as compared with the three months ended March 31, 2009. These favorable results benefited from higher revenue and lower operating expenses as compared with the prior year period. Operating expenses were lower despite our continued investment in our liposomal ciprofloxacin clinical programs.

Total revenue was $4.0 million for the three months ended March 31, 2010 as compared with zero in the comparable period in 2009. For the three months ended March 31, 2010, we recorded $4.0 million in royalty revenue related to our Zogenix royalty rights. The amount that was recorded as royalty revenue was the milestone payment that was due upon the initial commercialization of Zogenix’s DosePro product. We are also entitled to quarterly royalty payments based on sales of the DosePro product. We anticipate recording this recurring royalty revenue beginning with the three months ending September 30, 2010 since the terms of the asset sale agreement provides for royalty payments to be based on cash received by Zogenix on their product sales and there is a sixty day lag following the end of the quarter in royalty reporting. We have been informed by Zogenix that wholesalers distributing the SUMAVEL DosePro product were given net 90 day payments terms for the first quarter sales, resulting in the effective delay of first quarter 2010 royalties until the second quarter 2010 royalty payment due in late August 2010. After first quarter 2010, the payment terms for wholesalers reverted to net 30 days.

For the three months ended March 31, 2009, the Company’s revenue was zero since all amounts invoiced under the Lung Rx collaboration agreement were deferred and not recognized as revenue until a subsequent period.

Operating expenses were $4.1 million for the three months ended March 31, 2010, which represented a $1.0 million decrease from the prior year. Research and development expenses decreased $0.9 million and general and administrative expenses decreased $0.1 million.

The decrease in research and development expenses was due to lower AERx-related expenses for headcount, contract manufacturing and depreciation expenses. AERx-related expenses decreased due to the termination of the Lung Rx collaboration in June 2009 and the subsequent suspension of AERx-related development activity. These decreases were partially offset by higher direct clinical expenses related to our liposomal ciprofloxacin Phase 2b trials.

Years Ended December 31, 2009 and 2008

Revenue

	Years Ended
	December 31,
	2009	2008	Increase
	(In thousands)

Contract revenue	$4,883	$251	$4,632	1,845%

Revenue increased over the prior year primarily due to the recognition of all previously deferred amounts under the Lung Rx Agreement. We recognized the Lung Rx Agreement revenue after receipt of a notice from United Therapeutics that terminated the Lung Rx Agreement and the subsequent evaluation that further collaboration with Lung Rx was remote.

Research and Development Expenses

	Years Ended
	December 31,
	2009	2008	Decrease
	(In thousands)

Research and development expenses:
Collaborative	$1,362	$2,111	$(749)	(35)%
Self-initiated	10,044	14,388	(4,344)	(30)%

Total research and development expenses	$11,406	$16,499	$(5,093)	(31)%

Research and development expenses represent proprietary research expenses and costs related to contract research revenue, including salaries, payments to contract manufacturers and contract research organizations, contractor and consultant fees, stock-based compensation expense and other support costs including facilities, and depreciation. Overall, the decrease in research and development expenses was consistent with our ongoing expense reduction efforts including reductions in headcount and other operating expenses such as technology development.

The $0.7 million decrease in collaborative program expenses in 2009 as compared with 2008, was primarily due to the suspension of Lung Rx-related development activities during the year. After the suspension of this project, we did not have any collaborative research arrangements. The $4.3 million decrease in research and development expense for self-initiated program expenses was primarily due to lower headcount, lower consulting expense and lower licensed technology expense. Total direct costs of our clinical trials remained relatively constant between the two years. Note that direct clinical expenses are expected to increase in the first half of 2010 as we conduct our Phase 2b trials.

General and Administrative Expenses

	Years Ended
	December 31,
	2009	2008	Decrease
	(In thousands)

General and administrative expenses	$5,030	$6,679	$(1,649)	(25)%

General and administrative expenses are comprised of salaries, legal fees including patent related costs, insurance, marketing research, contractor and consultant fees, stock-based compensation expense and other support costs including facilities, depreciation and travel. General and administrative expenses decreased from 2008 primarily due to a lower headcount, lower consulting fees, lower property taxes and lower marketing expenses. We expect that our general and administrative expenses will remain relatively constant over the next few quarters.

Restructuring and Asset Impairment

	Years Ended
	December 31,
	2009	2008	Increase
	(In thousands)

Restructuring and asset impairment expenses	$1,874	$79	$1,795	2,272%

Restructuring and impairment expenses in 2009 represent the impairment of the AERx production-related fixed assets, additional lease exit expenses related to the sublease of additional space to Mendel and the recurring accretion expense associated with the 2007 facility lease exit obligation. The significant increase of restructuring and impairment expenses was primarily due to the impairment of AERx technology fixed assets of $1.6 million.

Interest Income, Interest Expense and Other Income (Expense)

	Years Ended
	December 31,
	2009	2008	Decrease
	(In thousands)

Interest income, interest expense and other income (expense):
Interest income	$72	$781	$(709)	(91)%
Interest expense	(428)	(408)	(20)	(5)%
Other income (expense)	(4)	—	(4)	—

Total interest income, interest expense and other income (expense)	$(360)	$373	$(733)

Interest income in 2009 decreased from 2008 due to lower average invested balances and significantly lower effective interest rates earned. Substantially all of the interest expense for 2009 and 2008 relates to the Promissory Note from Novo Nordisk A/S. See Note 8 to the audited financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

As of March 31, 2010, we had cash, cash equivalents and short-term investments of $8.9 million and total working capital of $7.7 million. We believe that cash and cash equivalents on hand at March 31, 2010, as well as anticipated recurring royalty payments from Zogenix, will be sufficient to enable us to fund our operations at least through the fourth quarter of 2010.

On June 21, 2010, we closed a private placement, which we refer to in this prospectus as the June 2010 private placement, in which we sold 34,702,512 shares of our common stock and warrants to purchase an aggregate of 7,527,214 shares of our common stock to the selling shareholders under the terms of a securities purchase agreement that we entered into with the selling shareholders on June 18, 2010. At the closing of the June 2010 private placement, we received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after we have called and held a special meeting of our shareholders to vote on a proposal to approve an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby we have the right to require the holders to exercise the warrants after we have received the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on which we have received the requisite shareholder approval for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, we would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

We are currently exploring means of raising additional capital to fund further development of the cystic fibrosis indication for ARD-3100, as well as the anticipated costs of our Phase 3 liposomal ciprofloxacin bronchiectasis trials, focusing primarily on establishing funded partnering agreements and through sale or out-licensing of non-strategic assets. If we are unsuccessful in raising sufficient funding at acceptable terms, we will be forced to suspend further development of our liposomal ciprofloxacin product candidate after our Phase 2b trials in bronchiectasis are completed or otherwise curtail operations.

Three months ended March 31, 2010

Total cash and cash equivalents increased by $2.0 million for the three months ended March 31, 2010. The increase in cash was primarily due to the net proceeds of short-term investments of $2.2 million. This increase was partially offset by cash used in operations of $0.2 million. Cash used for operations was favorably impacted by the receipt of the $4.0 million milestone payment from Zogenix.

Three months ended March 31, 2009

Total cash increased by $3.0 million for the three months ended March 31, 2009. The increase was due to net proceeds of $3.9 million from the sale of common stock in our registered direct offering and proceeds of $2.4 million from the maturity of short-term investments. These increases were partially offset by cash used by operations of $3.3 million. Cash was used by operations by our net loss of $5.2 million. Cash used by operations was less than our net loss due to non-cash expenses for depreciation and stock-based compensation and for Lung Rx payments that were received but deferred.

Years Ended December 31, 2009 and 2008

As of December 31, 2009, we had cash, cash equivalents and short-term investments of $9.1 million and total working capital of $7.4 million. Our principal requirements for cash are to fund operations, clinical trials and research activities. We assess our liquidity primarily by the amount of our cash and cash equivalents and short term investments less our current liabilities.

Net cash used in operating activities in 2009 was $14.1 million reflecting our net loss of $13.8 million. Net cash used in operating activities was more than our net loss due to the significant decrease in deferred revenue, partially offset by recurring non-cash expenses for depreciation and stock based compensation and a non-cash non-recurring expense for the impairment of AERx technology assets. The decrease in deferred revenue was due to the recognition of revenue under the Lung Rx Agreement. In 2008, net cash used in operating activities was $19.0 million reflecting our net loss of $22.6 million partially offset by non-cash stock-based compensation expense and depreciation expense.

Net cash used by investing activities was $2.7 million during 2009. Cash was used by the net purchase of short-term investments partially offset by negative capital expenditures of $0.2 million. Capital expenditures were negative due to the reversal of a previously accrued item. Net cash provided by investing activities in 2008 was $5.6 million. Proceeds from the net maturity of short-term investments were $8.1 million which was partially offset by capital expenditures of $2.5 million.

Cash provided by financing activities was $4.0 million in 2009 as compared with $0.2 million in 2008. Cash was primarily provided in 2009 from the proceeds from a registered direct public offering of common stock.

Off-Balance Sheet Financings and Liabilities

Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity. We have one inactive, wholly-owned subsidiary domiciled in the United Kingdom.

DESCRIPTION OF THE BUSINESS

Overview

We are an emerging specialty pharmaceutical company focused on the development and commercialization of drugs delivered by inhalation for the treatment of severe respiratory diseases by pulmonologists. Over the last decade, we invested a large amount of capital to develop drug delivery technologies, particularly the development of a significant amount of expertise in pulmonary drug delivery. We also invested considerable effort into the generation of a large volume of laboratory and clinical data demonstrating the performance of our AERx® pulmonary drug delivery platform and other proprietary technologies, including our liposomal formulations for inhalation. We have not been profitable since inception and expect to incur additional operating losses over at least the next several years as we expand product development efforts, preclinical testing, clinical trial activities, and possible sales and marketing efforts, and as we secure production capabilities from outside contract manufacturers. To date, we have not had any significant product sales and do not anticipate generating any revenues from the sale of our products in the near term. However, we do expect to generate royalty revenue in 2010 from the Intraject technology platform that we sold to Zogenix in 2006. As of March 31, 2010, we had an accumulated deficit of $348.7 million. Historically, we have funded our operations primarily through public offerings and private placements of our capital stock, license fees and milestone payments from collaborators, proceeds from the January 2005 restructuring transaction with Novo Nordisk related to our inhaled insulin program, borrowings from Novo Nordisk, the sale of Intraject-related assets and interest earned on investments.

Over the last four years, our business has focused on opportunities for product development for the treatment of severe respiratory diseases that we could develop and commercialize in the United States or European Union without a partner, or be able to retain co-marketing rights in the United States or European Union for such products. In selecting our proprietary development programs, we primarily seek drugs approved by the United States Food and Drug Administration (“FDA”) that can be reformulated for both existing and new indications in respiratory disease. Our intent is to use our pulmonary delivery methods and formulations to improve their safety, efficacy and convenience of administration to patients. When compared to the discovery and development of new chemical entities, we believe that our strategy will allow us to reduce cost, development time and risk of failure. It is our longer term strategy to commercialize our respiratory product candidates with our own focused sales and marketing force addressing pulmonary specialty doctors in the United States or European Union, where we believe that a proprietary sales force will enhance the return to our shareholders. Where our products can benefit a broader population of patients in the United States or in other countries, we may enter into co-development, co-promotion or other marketing arrangements with collaborators, thereby reducing costs and increasing revenues through license fees, milestone payments and royalties. Our lead development candidate in Phase 2 clinical trials is a proprietary liposomal formulation of the antibiotic ciprofloxacin that is delivered by inhalation for the treatment of infections associated with the severe respiratory diseases cystic fibrosis and bronchiectasis. The same formulation could also potentially be used for the prevention and treatment of bioterrorism agents such as inhaled anthrax, tularemia and plague. In the near term given our current financial resources, our focus will be on completing Phase 2b clinical trials of liposomal ciprofloxacin in bronchiectasis.

Pulmonary delivery by inhalation is already a widely used and well accepted method of administration of a variety of drugs for the treatment of respiratory diseases. Compared to other routes of administration, inhalation provides local delivery of the drug to the respiratory tract which offers a number of potential advantages, including rapid onset of action, less drug required to achieve the desired therapeutic effect, and reduced side effects because the rest of the body has lower exposure to the drug. We believe that there still are significant unmet medical needs in the respiratory disease market, both to replace existing therapies that over prolonged use in patients demonstrate reduced efficacy or increased side effects, as well as to provide novel treatments to patient populations and for disease conditions that are inadequately treated.

In addition to its use in the treatment of respiratory diseases, there is also an increasing awareness of the value of the inhalation route of delivery to administer drugs via the lung for the systemic treatment of disease elsewhere in the body. For many drugs, the large and highly absorptive area of the lung enables bioavailability and fast absorption as a result of pulmonary delivery that could otherwise only be obtained by injection. We believe that the features of our AERx delivery system make it more attractive for many systemic drug applications than alternative methods. We believe particular opportunities exist for the use of our pulmonary delivery technology for the delivery of biologics, including proteins, antibodies and peptides that today must be delivered by injection, as well as small molecule drugs, where rapid absorption is desirable. We intend to pursue selected opportunities for systemic delivery via inhalation by seeking collaborations and government grants that will fund development and commercialization.

We believe that our proprietary formulation and delivery technologies and our experience in the development and management of pulmonary clinical programs uniquely position us to benefit from opportunities in the respiratory disease market as well as other pharmaceutical markets that would benefit from the efficient, non-invasive inhalation delivery of drugs.

Recent Developments

June 2010 Private Placement

On June 21, 2010, we closed the June 2010 private placement, in which we sold 34,702,512 shares of common stock and warrants to purchase an aggregate of 7,527,214 shares of common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that was entered into with the investors on June 18, 2010. At the closing of the June 2010 private placement, we received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after we have called and held a special meeting of its shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby we have the right to require the holders to exercise the warrants after we have received the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on which we have received the requisite shareholder approval for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, we would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

Novo Nordisk Stock Purchase Agreement

On July 30, 2010, we entered into the Novo Nordisk stock purchase agreement providing for the issuance by us to Novo Nordisk A/S in a private placement of 26,000,000 shares of our common stock in consideration for the termination of all of our obligations under an existing promissory note and security agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by us, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with our January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to us in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. As of the date of this prospectus, the amount outstanding under the

July 3, 2006 promissory note and security agreement, including accrued interest, was approximately $9.2 million. The Novo Nordisk stock purchase agreement requires us to call and hold a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to our receipt of the requisite shareholder approval on such proposal. We intend to present this proposal and the proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock contemplated by the June 2010 private placement, to our shareholders at the same special meeting.

Our Strategy

We have transitioned our business model to a specialty pharmaceutical company focused on development and commercialization of a portfolio of drugs delivered by inhalation for the treatment and prevention of respiratory diseases. We have chosen to focus on respiratory diseases based on the expertise of our management team and the history of our company. We have significant experience in the treatment of respiratory diseases and specifically in the development of inhalation products that are uniquely suited for their treatment. We have a portfolio of proprietary technologies that may potentially address significant unmet medical needs for better products in the global respiratory market. There are five key elements of our strategy:

•	Develop a proprietary portfolio of products for the treatment of respiratory diseases. We believe our expertise in the development of pulmonary pharmaceutical products should enable us to advance and commercialize respiratory products for a variety of indications. We select for development those product candidates that can benefit from our experience in pulmonary delivery and that we believe are likely to provide a superior therapeutic profile or other valuable benefits to patients when compared to existing products.

•	Accelerate the regulatory approval process. We believe our management team’s expertise in pharmaceutical inhalation products, new indications and reformulations of existing drugs will enable us to pursue the most appropriate regulatory pathway for our product candidates. Because our current product candidates incorporate FDA-approved drugs, we believe that the most expedient review and approval pathway for these product candidates in the United States will be under Section 505(b)(2) of the Food, Drug and Cosmetic Act, or the FDCA. Section 505(b)(2) permits the FDA to rely on scientific literature or on the FDA’s prior findings of safety and/or effectiveness for approved drug products. By choosing to develop new applications or reformulations of FDA-approved drugs, we believe that we can substantially reduce or potentially eliminate the significant time, expenditure and risks associated with preclinical testing of new chemical entities and biologics, as well as utilize knowledge of these approved drugs to reduce the risk, time and cost of the clinical trials needed to obtain drug approval. In addressing niche market opportunities, we have already been granted or intend to pursue orphan drug designation for our products when appropriate. Orphan drug designation may be granted to drugs and biologics that treat rare life-threatening diseases that affect fewer than 200,000 persons in the United States. Such designation provides a company with the possibility of market exclusivity for seven years as well as regulatory assistance, reduced filing fees and possible tax credits. We may also decide alternatively, or in addition, to explore the use of our own sales force to serve pulmonary speciality physicians in another significant pharmaceutical market, such as the EU.

•	Develop our own sales and marketing capacity for products in niche markets. It is our longer term strategy to develop our own targeted sales and marketing force for those of our products prescribed primarily by the approximately 11,000 pulmonologists, or their subspecialty associates, in the United States. We expect to begin establishing a sales force as we approach commercialization of the first of such products. We believe that by developing a small sales group dedicated to interacting with disease-specific physicians in the respiratory field, we can create greater value from our products for our shareholders. For markets where maximizing sales of the product would depend on marketing to primary healthcare providers that are only addressable with a large sales force, we plan to enter into co-marketing arrangements. We also intend to establish collaborative relationships to commercialize our products in cases where we cannot meet these goals with a small sales force or when we need collaborators with relevant expertise and capabilities, such as the ability to address international markets. Through such collaborations, we may also utilize our collaborators’ resources and expertise to conduct large late-stage clinical development.

•	Exploit the broad applicability of our delivery technology through product development collaborations. We continue to believe that companies can benefit by collaborating with us when our proprietary delivery technologies create new pharmaceutical and biologics products. We intend to continue to exploit the broad applicability of our delivery technologies for systemic applications of our validated technologies in collaborations with companies and organizations that will fund development and commercialization. We intend to continue to out-license technologies and product opportunities that we have already developed to a certain stage and that are outside of our core strategic focus. Collaborations and out-licensing may generate additional revenues while we progress towards the development and potential launch of our own proprietary products.

•	Outsource manufacturing activities. We intend to outsource the late stage clinical and commercial scale manufacturing of our products to conserve our capital for product development. We believe that the required late stage clinical and commercial manufacturing capacity can be obtained from contract manufacturers. With this approach, we seek manufacturers whose expertise should allow us to reduce risk and the costs normally incurred if we were to build, operate and maintain large-scale production facilities ourselves.

Proprietary Programs Under Development

Liposomal Ciprofloxacin

Ciprofloxacin has been approved by the FDA as an anti-infective agent and is widely used for the treatment of a variety of bacterial infections. Today ciprofloxacin is delivered by oral or intravenous administration. We believe that delivering this potent antibiotic directly to the lung may improve its safety and efficacy in the treatment of pulmonary infections. Our novel sustained release formulation of ciprofloxacin provides high and prolonged concentrations of the antibiotic within the infected sputum from the lung while reducing systemic exposure. We believe the latter may reduce the frequency and severity of the side effects seen with currently marketed ciprofloxacin products. To achieve this sustained release, we employ liposomes, which are lipid-based nanoparticles dispersed in water that encapsulate the drug during storage and release the drug gradually upon contact with fluid covering the airways and the lung. In an animal experiment, ciprofloxacin delivered to the lungs of mice appeared to be rapidly absorbed into the bloodstream, with no drug detectable four hours after administration. In contrast, the liposomal formulation of ciprofloxacin produced significantly higher levels of ciprofloxacin in the lung at all time points and was still detectable at 12 hours post dosing. We also believe that for certain respiratory disease indications it may be possible that a liposomal formulation enables better interaction of the drug with the disease target, leading to improved effectiveness over other therapies. We have at present under development three disease indications for this formulation that share much of the laboratory and production development efforts, as well as a common safety data base.

ARD-3100 — Liposomal Ciprofloxacin for the Treatment of Infections in Cystic Fibrosis (CF) Patients

One of our programs uses our proprietary liposomal formulation of ciprofloxacin for the treatment and control of respiratory infections common to patients with cystic fibrosis, or CF. CF is a genetic disease that causes thick, sticky mucus to form in the lungs, pancreas and other organs. In the lungs, the mucus tends to block the airways, causing lung damage and making these patients highly susceptible to lung infections. According to the Cystic Fibrosis Foundation, CF affects roughly 30,000 children and adults in the United States and roughly 70,000 children and adults worldwide. According to the American Lung Association, the direct medical care costs for an individual with CF are currently estimated to be in excess of $40,000 per year.

The inhalation route affords direct administration of the drug to the infected part of the lung, maximizing the dose to the affected site and minimizing the wasteful exposure to the rest of the body where it could cause side effects. Therefore, treatment of CF-related lung infections by direct administration of antibiotics to the lung may improve both the safety and efficacy of treatment compared to systemic administration by other routes, as well as improving patient convenience as compared to injections. Oral and injectable forms of ciprofloxacin are approved for the treatment of Pseudomonas aeruginosa, a lung infection to which CF patients are vulnerable. Currently, there are two inhaled antibiotics approved for the treatment of this infection, one of them is given twice a day and the other one three times a day. Both of these antibiotics are administered by nebulization. We believe that local lung delivery via inhalation of ciprofloxacin in a sustained release formulation could provide a convenient, effective and safe treatment of the debilitating and often life-threatening lung infections that afflict patients with CF. We think that once a day dosing of inhaled liposomal ciprofloxacin could also be a welcome reduction in the burden of therapy for this patient population. We have received orphan drug designation from the FDA for this product for the management of CF.

We believe we have the preclinical development, clinical and regulatory expertise to advance this product through development. We intend to retain marketing or co-marketing rights for the inhaled liposomal ciprofloxacin formulations in at least one of the major markets such as United States or the European Union.

Development

We initiated preclinical studies for liposomal ciprofloxacin in 2006 and we also continued to work on new innovative formulations for this product with the view to maximize the safety, efficacy and convenience to patients. In October 2007, we completed a Phase 1 clinical trial in 20 healthy volunteers in Australia. This was a safety, tolerability and pharmacokinetic study that included single dose escalation followed by dosing for one week. Administration of the liposomal formulation by inhalation was well tolerated and no serious adverse reactions were reported. The pharmacokinetic profile obtained by measurement of blood levels of ciprofloxacin following the inhalation of the liposomal formulation was consistent with the profile from sustained release of ciprofloxacin from liposomes, supporting once daily dosing; the blood levels of ciprofloxacin were much lower than those that would be observed following administration of therapeutic doses of ciprofloxacin by injection or via the gastrointestinal tract. We believe that this is a desirable pharmacokinetic profile likely to result in a reduction of the incidence and severity of systemic side effects of ciprofloxacin and to be less likely to lead to systemic emergence of resistant micro-organisms. Further, we believe that once a day dosing of this product could provide a significant reduction in the burden of therapy for CF patients and their healthcare providers.

In June 2008, we completed a multi-center 14-day treatment Phase 2a trial in Australia and New Zealand in 21 CF patients to investigate safety, efficacy and pharmacokinetics of once daily inhaled liposomal ciprofloxacin. The primary efficacy endpoint in this Phase 2a study was the change from baseline in the sputum Pseudomonas aeruginosa colony forming units (CFU), an objective measure of the reduction in pulmonary bacterial load. Data analysis in 21 patients who completed the study demonstrated that the CFUs decreased by a mean 1.43 log over the 14-day treatment period (p<0.0001). Evaluation one week after study treatment was discontinued showed that the Pseudomonas bacterial density in the lung was still reduced from the baseline without additional antibiotic use. Pulmonary function testing as measured by the forced expiratory volume in one second (FEV1) showed a significant mean increase of 6.86% from baseline after 14 days of treatment (p=0.04). The study drug was well tolerated, and there were no serious adverse events reported during the trial.

In order to expedite anticipated time to market and increase market acceptance, we have elected to deliver our formulation via nebulizer, as most CF patients already own a nebulizer and are familiar with this method of drug delivery.

ARD-3100 and ARD-3150 — Liposomal Ciprofloxacin for the Treatment of Infections in Non-Cystic Fibrosis Bronchiectasis (BE) Patients

Bronchiectasis is a chronic condition characterized by abnormal dilatation of the bronchi and bronchioles associated with chronic infection. It is frequently observed in patients with CF. However, it is a condition that affects over 110,000 people without CF in the United States and many more in other countries, and results from a cycle of inflammation, recurrent infection, and bronchial wall damage. There is currently no drug specifically approved for the treatment of non-CF bronchiectasis in the US. We were granted orphan drug designation in the US for the management of this condition with inhaled liposomal ciprofloxacin. We believe we have the preclinical development, clinical and regulatory expertise to advance this product through development. We intend to retain marketing or co-marketing rights for the inhaled liposomal ciprofloxacin formulations in the United States or another major market such as the European Union. We have been testing two formulations of inhaled liposomal ciprofloxacin (ARD-3100 and ARD-3150) that differ in the proportion of rapidly available and slow release ciprofloxacin.

Development

Pre-clinical activities described above for ARD-3100 are also utilized by the ARD-3150 program.

In December 2008, we completed an open-label, four week treatment study of efficacy, safety and tolerability of once daily inhaled liposomal ciprofloxacin formulation ARD-3100 in patients with non-CF bronchiectasis. The study was conducted at eight leading centers in the United Kingdom and enrolled a total of 36 patients. The patients were randomized into two equal size groups, one receiving 3 mL of inhaled liposomal ciprofloxacin and the other receiving 6 mL of inhaled liposomal ciprofloxacin, once-a-day for the four-week treatment period. The primary efficacy endpoint was the change from baseline in the sputum Pseudomonas aeruginosa CFU, the standard objective measure of the reduction in pulmonary bacterial load. The 3 mL and 6 mL doses of inhaled liposomal ciprofloxacin in the evaluable patient population demonstrated significant mean decreases against baseline in the Pseudomonas aeruginosa CFUs over the 28-day treatment period of 3.5 log (p<0.001) and 4.0 log (p<0.001) units, respectively.

With regard to safety, there were no statistically significant changes in lung function for the evaluable patient population at the end of treatment as measured by the normalized forced expiratory volume in one second (FEV1% predicted). Inhaled liposomal ciprofloxacin was well tolerated: no bronchodilator use was mandated or needed before administration of the study drug. In the 3 mL group, respiratory drug-related adverse reactions were only mild. Three serious adverse events were observed in each dose group, with only one of the six classified as possibly drug-related in the 6 mL group. This particular patient suffered from a recurrent episode of a viral infection (shingles) early in the treatment period that might have been a confounding factor leading ultimately to a respiratory exacerbation requiring hospitalization.

In November 2009, the first patient was dosed in the ORBIT-2 (Once-daily Respiratory Bronchiectasis Inhalation Treatment) trial, a 6-month, multicenter, international Phase 2b clinical trial of inhaled ciprofloxacin with the ARD-3150 formulation in 40 adult patients with non-cystic fibrosis bronchiectasis. The randomized, double-blind, placebo-controlled trial is being conducted in Australia and New Zealand. Following a 14 day screening period, the patients will be treated once-a-day for 28 days with either the active drug, or placebo, followed by a 28 day off-treatment period. This on-off sequence will be repeated three times. The primary endpoint is defined as the mean change in Pseudomonas aeruginosa density in sputum (colony forming units — CFU — per gram) from baseline to day 28 of the active treatment group versus placebo. Safety and tolerability assessments of the treatment versus placebo group will be performed and secondary efficacy endpoints will include long term microbiological responses, time to an exacerbation, severity of exacerbations, length of time to resolve exacerbations, and changes in spirometry and in quality of life measurements.

ORBIT-2 will explore whether the novel formulation ARD-3150, which has a different drug release profile than ARD-3100, may have additional therapeutic benefits. We expect that the 6-month study will also generate valuable data on the long term impact of once daily inhaled ciprofloxacin in patients with severe bronchiectasis.

In February 2010, the first patient was dosed in the U.S. as part of the ORBIT-1 trial, an international, randomized, double-blind, placebo-controlled Phase 2b study designed to evaluate inhaled liposomal ciprofloxacin with the ARD-3100 formulation in patients with BE under a U.S. IND. The ORBIT-1 trial will randomize 96 patients, who will receive for four weeks, either one of two different once-daily inhaled doses (100 or 150 mg ciprofloxacin delivered by inhalation as 2 or 3 mL of liposomal dispersion, respectively) or once-daily inhaled placebo. The primary efficacy endpoint will be the change from baseline in sputum Pseudomonas aeruginosa colony forming units (CFUs). Secondary endpoints will include quality of life measurements and improvement of outcomes with respect to exacerbations. Lung function changes will be monitored for safety.

The results from each of these trials, expected in the second half of 2010, will produce an extensive data base of information from which we hope to select the optimum product and the most appropriate endpoints to test in Phase 3. In order to expedite anticipated time to market and increase market acceptance, we have elected to deliver our formulations via an approved, widely-accepted nebulizer system for each of these Phase 2b trials.

We believe our inhaled liposomal ciprofloxacin could also be explored for the treatment of other serious respiratory infections, such as those occurring in severe asthma and COPD patients.

We intend to finalize development plans and budgets for the CF and BE programs in conjunction with discussions with the FDA. We are seeking partnerships for these programs in order to reduce the overall cost to us of development and to bring additional expertise for the global development and commercialization of inhaled liposomal ciprofloxacin for multiple indications.

ARD-1100 — Liposomal Ciprofloxacin for the Treatment of Inhalation Anthrax

The third of our liposomal ciprofloxacin programs is for the prevention and treatment of pulmonary anthrax infections. Anthrax spores are naturally occurring in soil throughout the world. Anthrax infections are most commonly acquired through skin contact with infected animals and animal products or, less frequently, by inhalation or ingestion of spores. With inhalation anthrax, once symptoms appear, fatality rates are high even with the initiation of antibiotic and supportive therapy. Further, a portion of the anthrax spores, once inhaled, may remain dormant in the lung for several months and then germinate. Anthrax has been identified by the Centers for Disease Control as a likely potential agent of bioterrorism. In the fall of 2001, when anthrax-contaminated mail was deliberately sent through the United States Postal Service to government officials and members of the media, five people died and many more became sick. These attacks highlighted the concern that inhalation anthrax and other types of inhaled bacterial (e.g. tularemia and plague) bioterror agents represents a real and current threat.

Ciprofloxacin has been approved by the FDA for use orally and via injection for the treatment of inhalation anthrax (post-exposure) since 2000. Our ARD-1100 research and development program received funding from the Defence Research and Development Canada, or DRDC, a division of the Canadian Department of National Defence. We believe that our product candidate may be able to deliver a long-acting formulation of ciprofloxacin directly into the lung and could potentially have fewer side effects and be more effective to prevent and treat inhalation anthrax and other inhaled bacterial bioterrorism agents than currently available therapies.

Development

We began our research into liposomal ciprofloxacin for the treatment of inhalation anthrax under a technology demonstration program funded by the DRDC as part of their interest in developing products to counter bioterrorism. The DRDC had already demonstrated the feasibility of inhaled liposomal ciprofloxacin for post-exposure prophylaxis of Francisella tularensis, a potential bioterrorism agent similar to anthrax. Mice were exposed to a lethal dose of Francisella tularensis and then 24 hours later were exposed via inhalation to a single dose of free ciprofloxacin, liposomal ciprofloxacin or saline. All the mice in the control group and the free ciprofloxacin group were dead within 11 days post-infection; in contrast, all the mice in the liposomal ciprofloxacin group were alive 14 days post-infection. The same results were obtained when the mice received the single inhaled treatment as late as 48 or 72 hours post-infection. The DRDC has provided funding for our development efforts to date and additional development of this program is dependent on negotiating for and obtaining additional funding from DRDC or other collaborators or sources of funding. We plan to use our preclinical and clinical safety data from our BE and CF programs to supplement the data needed to have this product candidate considered for approval for use in treating inhalation anthrax and possibly tularemia and plague.

If we can obtain sufficient additional funding, we would anticipate developing this drug for approval under FDA regulations relating to the approval of new drugs or biologics for potentially fatal diseases where human studies cannot be conducted ethically or practically. Unlike most drugs, which require large, well controlled Phase 3 clinical trials in patients with the disease or condition being targeted, these regulations allow for a drug to be evaluated and approved by the FDA on the basis of demonstrated safety in humans combined with studies in animal models to show effectiveness.

Smoking Cessation Therapy

ARD-1600 (Nicotine) Tobacco Smoking Cessation Therapy

According to the National Center for Health Statistics (“NCHS”), 21% of the U.S. population age 18 and above currently smoke cigarettes. The World Health Organization’s (“WHO”) recent report states that tobacco smoking is the single most preventable cause of death in the world today. Already tobacco kills more than five million people per year — more than tuberculosis, HIV/AIDS and malaria combined. The WHO warns that by 2030, the death toll could exceed eight million a year. Unless urgent action is taken, tobacco could kill one billion people during this century. According to the National Institute on Drug Abuse, more than $75 billion of total U.S. healthcare costs each year is attributable directly to smoking. However, this cost is well below the total cost to society because it does not include burn care from smoking-related fires, perinatal care for low birth-weight infants of mothers who smoke, and medical care costs associated with disease caused by secondhand smoke. In addition to healthcare costs, the costs of lost productivity due to smoking effects are estimated at $82 billion per year, bringing a conservative estimate of the economic burden of smoking to more than $150 billion per year.

NCHS indicates that nicotine dependence is the most common form of chemical dependence in this country. Quitting tobacco use is difficult and often requires multiple attempts, as users often relapse because of withdrawal symptoms. Our goal is to develop an inhaled nicotine product that would address effectively the acute craving for cigarettes and, through gradual reduction of the peak nicotine levels, wean-off the patients from cigarette smoking and from the nicotine addiction.

Development

The initial laboratory work on this program was partly funded under grants from the National Institutes of Health.

We have encouraging data from our first human clinical trial delivering aqueous solutions of nicotine using the palm-size AERx Essence system. Our randomized, open-label, single-site Phase 1 trial evaluated arterial plasma pharmacokinetics and subjective acute cigarette craving when one of three nicotine doses was administered to 18 adult male smokers. Blood levels of nicotine rose much more rapidly following a single-breath inhalation compared to published data on other approved nicotine delivery systems. Cravings for cigarettes were measured on a scale from 0-10 before and after dosing for up to four hours. Prior to dosing, mean craving scores were 5.5, 5.5 and 5.0, respectively, for the three doses. At five minutes following inhalation of the nicotine solution through the AERx Essence device, craving scores were reduced to 1.3, 1.7 and 1.3, respectively, and did not return to pre-dose baseline during the four hours of monitoring. Nearly all subjects reported an acute reduction in craving or an absence of craving immediately following dosing. No serious adverse reactions were reported in the study.

We believe these results provide the foundation for further research with the AERx Essence device as a means toward smoking cessation. We are seeking collaborations with government and non-government organizations to further develop this product.

Other Potential Applications

We have demonstrated in human clinical trials to date effective deposition and, where required, systemic absorption of a wide variety of drugs, including small molecules, peptides and proteins, using our AERx delivery system. In particular, Aradigm and its former collaboration partner Novo Nordisk generated a substantial amount of preclinical and clinical data on the delivery of insulin using the AERx inhaler for the treatment of Type I and Type II diabetes. In October 2008, Novo Nordisk transferred to us, at no charge, a portfolio of inhaled insulin related patents pursuant to a license agreement between us and Novo that was terminated in May 2008. The portfolio includes both U.S. and foreign patents. In addition to the patent portfolio, Novo transferred to us a significant preclinical safety database that was developed during the Aradigm/Novo Nordisk collaboration, the rights to a miniaturized second-generation AERx electronic insulin inhaler and data from Novo’s inhaled insulin clinical program, which included nine Phase 3 trials in Type 1 and Type 2 diabetes patients. We continue to maintain the intellectual property portfolio related to inhaled insulin and seek to license or sell this asset.

We are regularly examining our previously conducted preclinical and clinical programs to identify product candidates that may be suitable for further development consistent with our current business strategy. We previously demonstrated the feasibility of delivering a variety of small molecules, peptides, oligonucleotides, proteins and gene therapies via our proprietary AERx delivery system but we have not been able to continue their development due to a variety of reasons, most notably the lack of funding provided from collaborators. We seek to identify partners who may wish to license or buy these assets, in order to raise non-dilutive capital from these non-core assets.

Zogenix DosePro Technology

In August 2006, we sold all of our assets related to the Intraject needle-free injector technology platform and products, including 12 United States patents along with foreign counterparts, to Zogenix, Inc., a private company. Zogenix is responsible for further development and commercialization efforts of Intraject (now rebranded under the name DosePro*). In conjunction with the sale, we received a $4 million initial payment from Zogenix, with an additional milestone payment of $4 million and royalty payments payable upon any commercialization of products in the U.S. and other countries, including the European Union, developed and sold using the DosePro technology.

In December 2007, Zogenix submitted a New Drug Application, or NDA, with the U.S. FDA for the migraine drug sumatriptan using the needle-free injector DosePro, branded as SUMAVEL* DosePro. The NDA was accepted for filing by the FDA in March 2008. Also in March 2008, Zogenix entered into a license agreement to grant exclusive rights in the European Union to Desitin Pharmaceuticals, GmbH to develop and commercialize SUMAVEL DosePro in the European Union.

In July 2009, Zogenix was granted approval by the FDA of the SUMAVEL DosePro (sumatriptan injection) needle-free delivery system for the treatment of acute migraine and cluster headache. In August 2009, Zogenix and Astellas Pharma US, Inc. entered into an exclusive co-promotion agreement in the U.S. for the SUMAVEL DosePro needle-free delivery system. Under the announced terms of the agreement, Zogenix and Astellas will collaborate on the promotion and marketing of SUMAVEL DosePro with Zogenix focusing their sales activities primarily on the neurology market while Astellas will focus mostly on primary care physicians. Zogenix will have responsibility for manufacturing and distribution of the product.

In October 2009, Zogenix and Desitin announced that Desitin has filed for European regulatory approval of SUMAVEL DosePro needle-free delivery system following the successful completion of a European pivotal bioequivalence trial. We will be entitled to receive royalty payments upon the commercialization of SUMAVEL DosePro in the European Union.

On January 13, 2010, Zogenix and Astellas announced the U.S. commercial launch of SUMAVEL DosePro. In February 2010, we received from Zogenix the $4 million milestone payable upon the initial commercialization of SUMAVEL DosePro and we will earn quarterly royalty payments on all SUMAVEL DosePro sales beginning with the quarter ended March 31, 2010.

Pulmonary Drug Delivery Background

Pulmonary delivery describes the delivery of drugs by inhalation and is a common method of treatment of many respiratory diseases, including asthma, chronic bronchitis, cystic fibrosis and bronchiectasis. The current global market for inhalation products includes delivery through metered-dose inhalers, dry powder inhalers and nebulizers. The advantage of inhalation delivery for the diagnosis, prevention and treatment of lung disease is that the active agent is delivered in high concentration directly to the desired targets in the respiratory tract while keeping the body’s exposure to the rest of the drug, and resulting side effects, at a minimum. Over the last two decades, there has also been increased interest in the use of the inhalation route for systemic delivery of drugs throughout the body, either for the purpose of rapid onset of action or to enable noninvasive delivery of drugs that are not orally bioavailable.

The AERx Delivery Technology

The AERx delivery technology provides an efficient and reproducible means of targeting drugs to the diseased parts of the lung, or to the lung for systemic absorption, through a combination of fine mist generation technology and breath control mechanisms. Similar to nebulizers, the AERx delivery technology is capable of generating aerosols from simple liquid drug formulations, avoiding the need to develop complex dry powder or other formulations. However, in contrast to nebulizers, AERx is a hand-held unit that can deliver the required dosage typically in one or two breaths in a matter of seconds due to its enhanced efficiency compared to nebulization treatments, which commonly last about 15 minutes. We believe the ability to make small micron-size droplets from a hand-held device that incorporates breath control will be the preferred method of delivery for many medications.

We have demonstrated in the laboratory and in many human clinical trials that our AERx delivery system enables pulmonary delivery of a wide range of pharmaceuticals in liquid formulations for local or systemic effects. Our proprietary technologies focus principally on delivering liquid medications through small particle aerosol generation and controlling patient inhalation technique for efficient and reproducible delivery of the aerosol drug to the deep lung. We have developed these proprietary technologies through an integrated approach that combines expertise in physics, engineering and pharmaceutical sciences.

The various forms of our AERx technology have been extensively tested in the laboratory and in over 50 human clinical trials with 19 different small molecules, peptides and proteins. We also conducted two human clinical trials (with treprostinil and with nicotine) with the latest version of our inhalation technology, the AERx Essence® system. This system retains the key features of breath control and aerosol quality of the previous generations of the AERx technology, but the patient is provided with a much smaller, palm-sized device. The device is easy to use and maintain and it does not require any batteries or external electrical power.

In June 2009, we received a notice from United Therapeutics Corporation, on behalf of their wholly-owned subsidiary Lung Rx, Inc., seeking to terminate the Exclusive License, Development and Commercialization Agreement (the “Lung Rx Agreement”), which was a collaboration agreement to develop and commercialize inhaled treprostinil using our AERx Essence technology for the treatment of pulmonary arterial hypertension and other potential therapeutic indications. Shortly thereafter, we suspended all development of the AERx delivery system and terminated all employees solely dedicated to working on this technology. In addition, we reviewed AERx production fixed assets for impairment and recorded a $1.6 million impairment charge during the quarter ended September 30, 2009. While the development of our AERx product candidate is currently dormant, we believe that we could restart the development effort if sufficient funding or a collaboration is secured. We seek to identify partners who may wish to license or buy this asset in order to raise non-dilutive capital.

Formulation Technologies

We have a number of formulation technologies for drugs delivered by inhalation. We have proprietary knowledge and trade secrets relating to the formulation of drugs to achieve products with adequate stability and safety, and for the manufacture and testing of inhaled drug formulations. We have been exploring the use of liposomal formulations of drugs that may be used for the prevention and treatment of respiratory diseases. Liposomes are lipid-based nanoparticles dispersed in water that encapsulate the drug during storage, and release the drug slowly upon contact with fluid covering the airways and the lung. We have experience in the development of liposomal formulations specifically for those drugs or biologics that currently need to be dosed several times a day, or when the slow release of the drug is likely to improve the efficacy and safety profile. We believe a liposomal formulation will provide extended duration of protection and treatment against lung infection, greater convenience for the patient and reduced systemic levels of the drug. The formulation may also enable better interaction of the drug with the disease target, potentially leading to greater efficacy. We have applied this technology to ciprofloxacin.

Intellectual Property and Other Proprietary Rights

Our success will depend, to a significant extent, on our ability to obtain, expand and protect our intellectual property estate, enforce patents, maintain trade secret protection and operate without infringing the proprietary rights of other parties. As of February 28, 2010, we had 97 issued United States patents, with 36 additional

United States patent applications pending. In addition, we had 102 issued foreign patents and additional 78 foreign patent applications pending. The bulk of our patents and patent applications contain claims directed toward our proprietary delivery technologies, including methods for aerosol generation, devices used to generate aerosols, breath control, compliance monitoring, certain pharmaceutical formulations, design of dosage forms and their manufacturing and testing methods. In addition, we have purchased three United States patents containing claims that are relevant to our inhalation technologies. The bulk of our patents, including fundamental patents directed toward our proprietary AERx delivery technology, expire between 2013 and 2023. For certain of our formulation technologies we have in-licensed some technology and will seek to supplement such intellectual property rights with complementary proprietary processes, methods and formulation technologies, including through patent applications and trade secret protection. Because patent positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of our patents cannot be predicted.

In December 2004, as part of our research and development efforts funded by the DRDC for the development of liposomal ciprofloxacin for the treatment of biological terrorism-related inhalation anthrax, we obtained worldwide exclusive rights to a patented liposomal formulation technology for the pulmonary delivery of ciprofloxacin from Tekmira Pharmaceuticals Corporation, formerly known as Inex Pharmaceuticals Corporation, and may have the ability to expand the exclusive license to other fields. We do not use Tekmira’s liposomal formulation technology and developed our own proprietary technology for our liposomal ciprofloxacin program.

We seek to protect our proprietary position by protecting inventions that we determine are or may be important to our business. We do this, when we are able, through the filing of patent applications with claims directed toward the devices, methods and technologies we develop. Our ability to compete effectively will depend to a significant extent on our ability and the ability of our collaborators to obtain and enforce patents and maintain trade secret protection over our proprietary technologies. The coverage claimed in a patent application typically is significantly reduced before a patent is issued, either in the United States or abroad. Consequently, any of our pending or future patent applications may not result in the issuance of patents or, to the extent patents have been issued or will be issued, these patents may be subjected to further proceedings limiting their scope and may in any event not contain claims broad enough to provide meaningful protection. Patents that are issued to us or our collaborators may not provide significant proprietary protection or competitive advantage, and may be circumvented or invalidated.

We also rely on our trade secrets and the know-how of our officers, employees, consultants and other service providers. Our policy is to require our officers, employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship shall be kept confidential except in specified circumstances. These agreements also provide that all inventions developed by the individual on behalf of us shall be assigned to us and that the individual will cooperate with us in connection with securing patent protection for the invention if we wish to pursue such protection. These agreements may not provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information.

We also execute confidentiality agreements with outside collaborators and consultants. However, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators or consultants apply technological information developed independently by them or others to our projects, or apply our technology or proprietary information to other projects, and any such disputes may not be resolved in our favor. Even if resolved in our favor, such disputes could result in substantial expense and diversion of management attention.

In addition to protecting our own intellectual property rights, we must be able to develop products without infringing the proprietary rights of other parties. Because the markets in which we operate involve established competitors with significant patent portfolios, including patents relating to compositions of matter, methods of use, methods of delivery and products in those markets, it may be difficult for us to develop products without infringing the proprietary rights of others.

We would incur substantial costs if we are required to defend ourselves in suits, regardless of their merit. These legal actions could seek damages and seek to enjoin development, testing, manufacturing and marketing of the allegedly infringing product. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the allegedly infringing product and any license required under any such patent may not be available to us on acceptable terms, if at all.

We may determine that litigation is necessary to enforce our proprietary rights against others. Such litigation could result in substantial expense and diversion of management attention, regardless of its outcome and any litigation may not be resolved in our favor.

Competition

We are in a highly competitive industry. We are in competition with pharmaceutical and biotechnology companies, hospitals, research organizations, individual scientists and nonprofit organizations engaged in the development of drugs and other therapies for the respiratory disease indications we are targeting. Our competitors may succeed, and many have already succeeded, in developing competing products, obtaining FDA approval for products or gaining patient and physician acceptance of products before us for the same markets and indications that we are targeting. Many of these companies, and large pharmaceutical companies in particular, have greater research and development, regulatory, manufacturing, marketing, financial and managerial resources and experience than we have and many of these companies may have products and product candidates that are in a more advanced stage of development than our product candidates. If we are not “first to market” for a particular indication, it may be more difficult for us or our collaborators to enter markets unless we can demonstrate our products are clearly superior to existing therapies.

Examples of competitive therapies include:

•	ARD-3100 and ARD-3150. There is no product approved in the United States specifically for the treatment of bronchiectasis. Currently marketed inhaled antibiotics for the management of infections associated with cystic fibrosis are TOBI* marketed by Novartis and Cayston* marketed by Gilead Sciences. Inhaled products under development to treat respiratory infections in CF and non-CF BE include dry powder tobramycin under development by Novartis, dry powder ciprofloxacin by Bayer, liposomal amikacin by Transave, levofloxacin by Mpex Pharmaceuticals and liposomal tobramycin by Axentis. Bayer was granted orphan drug designation in the U.S. and in the European Union for their inhaled ciprofloxacin product in development for the treatment of infections associated with cystic fibrosis.

Several of these products have substantial current sales and long histories of effective and safe use. In addition, we believe there are a number of additional drug candidates in various stages of development that, if approved, could compete with any future products we may develop. Moreover, one or more of our competitors that have developed or are developing pulmonary drug delivery technologies, such as Alkermes, MAP, Mannkind or Alexza Pharmaceuticals, or other competitors with alternative drug delivery methods, may negatively impact our potential competitive position.

We believe that our respiratory expertise and pulmonary delivery and formulation technologies provide us with an important competitive advantage for our potential products. We intend to compete by developing products that are safer, more efficacious, more convenient, less costly, earlier to market, marketed with smaller sales forces or cheaper to develop than existing products, or any combination of the foregoing.

Government Regulation

United States

The research, development, testing, manufacturing, labeling, advertising, promotion, distribution, marketing and export, among other things, of any products we develop are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA regulates drugs in the United States under the FDCA and implementing regulations thereunder.

If we fail to comply with the FDCA or FDA regulations, we and our products could be subject to regulatory actions. These may include delay in approval or refusal by the FDA to approve pending applications, injunctions ordering us to stop sale of any products we develop, seizure of our products, warning letters, imposition of civil penalties or other monetary payments, criminal prosecution, and recall of our products. Any such events would harm our reputation and our results of operations.

Before one of our drugs may be marketed in the United States, it must be approved by the FDA. None of our product candidates has received such approval. We believe that our products currently in development will be regulated by the FDA as drugs.

The steps required before a drug may be approved for marketing in the United States generally include:

•	preclinical laboratory and animal tests, and formulation studies;

•	the submission to the FDA of an Investigational New Drug application, or IND, for human clinical testing that must become effective before human clinical trials may begin;

•	adequate and well controlled human clinical trials to establish the safety and efficacy of the product candidate for each indication for which approval is sought;

•	the submission to the FDA of a New Drug Application, or NDA, and FDA’s acceptance of the NDA for filing;

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is to be produced to assess compliance with the FDA’s Good Manufacturing Practices, or GMP; and

•	FDA review and approval of the NDA.

Preclinical Testing

The testing and approval process requires substantial time, effort, and financial resources, and the receipt and timing of approval, if any, is highly uncertain. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the proposed clinical trials as outlined in the IND prior to that time. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in FDA authorization to commence clinical trials. Once an IND is in effect, the protocol for each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.

In July 2009, we received clearance from the FDA for our IND for inhaled liposomal ciprofloxacin for the treatment of non-cystic fibrosis bronchiectasis. In May 2010, we received clearance from the FDA for our IND for inhaled liposomal ciprofloxacin for the treatment of cystic fibrosis.

Clinical Trials

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board overseeing the institution conducting the trial before it can begin.

These phases generally include the following:

•	Phase 1. Phase 1 clinical trials usually involve the initial introduction of the drug into human subjects, frequently healthy volunteers. In Phase 1, the drug is usually evaluated for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

•	Phase 2. Phase 2 usually involves studies in a limited patient population with the disease or condition for which the drug is being developed to (1) preliminarily evaluate the efficacy of the drug for specific, targeted indications; (2) determine dosage tolerance and appropriate dosage; and (3) identify possible adverse effects and safety risks.

•	Phase 3. If a drug is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded, usually to further evaluate clinical efficacy and safety by administering the drug in its final form to an expanded patient population at geographically dispersed clinical trial sites. Phase 3 studies usually include several hundred to several thousand patients.

In November 2009, the first patient was dosed in the ORBIT-2 (Once-daily Respiratory Bronchiectasis Inhalation Treatment) trial, a 6-month, multicenter, international Phase 2b clinical trial of inhaled ciprofloxacin (ARD-3150) in 40 adult patients with non-cystic fibrosis bronchiectasis.

In February 2010, the first patient was dosed in the U.S. as part of the ORBIT-1 trial, an international, randomized, double-blind, placebo-controlled Phase 2b study designed to evaluate inhaled liposomal ciprofloxacin (ARD-3100) in 96 patients with non-cystic fibrosis bronchiectasis under a U.S. IND.

Phase 1, Phase 2, or Phase 3 clinical trials may not be completed successfully within any specified period of time, if at all. Further, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility or facilities at which the product is manufactured, and will not approve the product unless continuing GMP compliance is satisfactory. If the FDA determines the NDA is not acceptable, the FDA may outline the deficiencies in the NDA and often will request additional information or additional clinical trials. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If regulatory approval of a product is granted, such approval will usually entail limitations on the indicated uses for which the product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory requirements and conditions of approvals are not maintained, if GMP compliance is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.

After approval, certain changes to the approved product, such as adding new indications, certain manufacturing changes, or additional labeling claims are subject to further FDA review and approval. Post-approval marketing of products can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor making, or the FDA requiring, changes in the labeling of the product or even the withdrawal of the product from the market.

Section 505(b)(2) Applications

Some of our product candidates may be eligible for submission of applications for approval under the FDA’s Section 505(b)(2) approval process, which requires less information than the NDAs described above. Section 505(b)(2) applications may be submitted for drug products that represent a modification (e.g., a new indication or new dosage form) of an eligible approved drug and for which investigations other than bioavailability or bioequivalence studies are essential to the drug’s approval. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug, scientific literature, and information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. For this reason, preparing Section 505(b)(2) applications is generally less costly and time-consuming than preparing an NDA based entirely on new data and information from a full set of clinical trials. The law governing Section 505(b)(2) or FDA’s current policies may change in such a way as to adversely affect our applications for approval that seek to utilize the Section 505(b)(2) approach. Such changes could result in additional costs associated with additional studies or clinical trials and delays.

The FDCA provides that reviews and/or approvals of applications submitted under Section 505(b)(2) may be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review a Section 505(b)(2)

application from other sponsors. If the listed drug is claimed by a patent that the NDA holder has listed with the FDA, the Section 505(b)(2) applicant must submit a patent certification. If the 505(b)(2) applicant certifies that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the Section 505(b)(2), and the 505(b)(2) applicant is sued within 45 days of its notice to the entity that holds the approval for the listed drug and the patent holder, the FDA will not approve the Section 505(b)(2) application until the earlier of a court decision favorable to the Section 505(b)(2) applicant or the expiration of 30 months. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances.

In addition, both before and after approval is sought, we are required to comply with a number of FDA requirements. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain limitations and other requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to continuing GMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with continuing GMP. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. A sponsor may request orphan drug designation of a previously unapproved drug, or of a new indication for an already marketed drug. Orphan drug designation must be requested before an NDA is submitted. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan status are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a drug which has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the drug is entitled to orphan drug exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, unless the subsequent application is able to demonstrate clinical superiority in efficacy or safety. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication, or the same drug for other indications.

We have obtained orphan drug designation from the FDA for inhaled liposomal ciprofloxacin for the management of cystic fibrosis and non-cystic fibrosis bronchiectasis. We may seek orphan drug designation for other eligible product candidates we develop. However, our liposomal ciprofloxacin may not receive orphan drug marketing exclusivity. Also, it is possible that our competitors could obtain approval, and attendant orphan drug designation or exclusivity, for products that would preclude us from marketing our liposomal ciprofloxacin for this indication for some time.

Foreign regulatory authorities may also provide for orphan drug designations in countries outside the United States. For example, under European guidelines, Orphan Medicinal Product Designation provides 10 years of potential market exclusivity if the product candidate is the first product candidate for the indication approved for marketing in the European Union. Orphan drug designation also allows the candidate’s sponsor to seek assistance from the European Medicines Agency (EMEA) in optimizing the candidate’s clinical development through participation in designing the clinical protocol and preparing the marketing application. Additionally, a drug candidate designated by the Commission as an Orphan Medicinal Product may qualify for a reduction in regulatory fees as well as a European Union-funded research grant.

In August 2009, the EMEA granted Orphan Drug Designation to our inhaled liposomal ciprofloxacin drug product candidate for the treatment of lung infections associated with cystic fibrosis.

International Regulation

We are also subject to foreign regulatory requirements governing clinical trials, product manufacturing, marketing and product sales. Our ability to market and sell our products in countries outside the United States will depend upon receiving marketing authorization(s) from appropriate regulatory authorities. We will only be permitted to commercialize our products in a foreign country if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. Approval of a product by the FDA does not assure approval by foreign regulators. Regulatory requirements, and the approval process, vary widely from country to country, and the time, cost and data needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process described above.

Scientific Advisory Board

We have assembled a scientific advisory board comprised of scientific and product development advisors who provide expertise, on a consulting basis from time to time, in the areas of respiratory diseases, allergy and immunology, pharmaceutical development and drug delivery, including pulmonary delivery, but are employed elsewhere on a full-time basis. As a result, they can only spend a limited amount of time on our affairs. We access scientific and medical experts in academia, as needed, to support our scientific advisory board. The scientific advisory board assists us on issues related to potential product applications, product development and clinical testing. Its members, and their affiliations and areas of expertise, include:

Name	Affiliation	Area of Expertise

Peter R. Byron, Ph.D.	Medical College of Virginia, Virginia Commonwealth University	Aerosol Science/Pharmaceutics
Peter S. Creticos, M.D.	The Johns Hopkins University School of Medicine	Allergy/Immunology/Asthma
Stephen J. Farr, Ph.D.	Zogenix, Inc.	Pulmonary Delivery/Pharmaceutics
Michael Konstan, M.D.	Rainbow Babies and Children’s Hospital	Pulmonary Diseases/Cystic Fibrosis
Babatunde Otulana, M.D.	Aerovance, Inc.	Pulmonary Diseases/Cystic Fibrosis/Regulatory
Adam Wanner, M.D.	University of Miami	Chronic Obstructive Pulmonary Diseases (COPD)
Martin Wasserman, Ph.D.	Roche, AtheroGenics (retired)	Asthma

In addition to our scientific advisory board, for certain indications and programs we assemble groups of experts to assist us on issues specific to such indications and programs.

Employees

As of December 31, 2009, we had fifteen employees. Ten employees are involved in research and development and product development and five employees are involved in finance and administration. Five employees have advanced scientific degrees.

Our employees are not represented by any collective bargaining agreement.

We also utilize an international network of consultants and contractors, such as clinical research organizations (CROs), clinical manufacturing organizations (CMOs) and various specialists in areas, such as regulatory affairs and business and corporate development.

Corporate History and Website Information

We were incorporated in California in 1991. Our principal executive offices are located at 3929 Point Eden Way, Hayward, California 94545, and our main telephone number is (510) 265-9000. Investors can obtain access to our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to these reports, free of charge, on our website at http://www.aradigm.com as soon as reasonably practicable after such filings are electronically filed with the Securities and Exchange Commission or SEC.

Information contained on our website is not part of this prospectus or of our other filings with the SEC. The public may read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C., 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We have adopted a code of ethics, which is part of our Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officer, our principal financial officer and our principal accounting officer. This code of ethics is posted on our website. If we amend or waive a provision of our Code of Business Conduct and Ethics, we would post such amendment or waiver on our website, as required by applicable rules.

Legal Proceedings

Arbitration Proceedings against Lung Rx, Inc.

On June 1, 2009, we received a written notice from United Therapeutics Corporation (“United”) terminating the Exclusive License, Development and Commercialization Agreement, dated August 30, 2007 (the “Lung Rx Agreement”), between us and Lung Rx, Inc., a wholly-owned subsidiary of United (“Lung Rx”), effective July 1, 2009. Lung Rx did not assert the existence of any technical problems with our AERx technology or any safety or efficacy concerns.

We believe that Lung Rx was not entitled to terminate the Lung Rx Agreement. Accordingly, on September 14, 2009, we had commenced non-binding arbitration proceedings against Lung Rx before the American Arbitration Association, alleging breach by Lung Rx of the Lung Rx Agreement and seeking a license fee, milestone payments, royalties, development costs and expenses, and attorneys’ fees from Lung Rx.

In June 2010, a panel of arbitrators dismissed the arbitration proceedings on procedural grounds. We continue to review our options and may elect to pursue litigation in this matter in the future.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

Our directors and executive officers and their ages as of the date of this prospectus are as follows:

Name	Age	Position

Igor Gonda, Ph.D.	62	President, Chief Executive Officer and Director
Nancy E. Pecota	50	Vice President, Finance and Chief Financial Officer
Frank H. Barker(1)(2)(3)	79	Director
John M. Siebert, Ph.D.(1)(2)(3)	70	Director
Virgil D. Thompson(1)(2)(3)	70	Chairman of the Board and Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Igor Gonda, Ph.D. has served as our President and Chief Executive Officer since August 2006 and as a director since September 2001. From December 2001 to August 2006, Dr. Gonda was the Chief Executive Officer and Managing Director of Acrux Limited, a publicly traded specialty pharmaceutical company located in Melbourne, Australia. From July 2001 to December 2001, Dr. Gonda was our Chief Scientific Officer and, from October 1995 to July 2001, was our Vice President, Research and Development. From February 1992 to September 1995, Dr. Gonda was a Senior Scientist and Group Leader at Genentech, Inc. His key responsibilities at Genentech were the development of the inhalation delivery of rhDNase (Pulmozyme) for the treatment of cystic fibrosis and non-parenteral methods of delivery of biologics. Prior to that, Dr. Gonda held academic positions at the University of

Aston in Birmingham, United Kingdom, and the University of Sydney, Australia. Dr. Gonda holds a B.Sc. in Chemistry and a Ph.D. in Physical Chemistry from Leeds University, United Kingdom. Dr. Gonda was the Chairman of our Scientific Advisory Board until August 2006.

Nancy E. Pecota has served as our Vice President, Finance and Chief Financial Officer since September 2008. From October 2005 to July 2008, Ms. Pecota was the Chief Financial Officer for NuGEN Technologies, Inc., a privately held life sciences tools company. From August 2003 to September 2005, Ms. Pecota was a consultant for early to mid-stage biopharmaceutical companies assisting them in developing fundable business models and assessing and improving internal financial preparation and reporting processes. From March 2001 to April 2003, she was Vice President, Finance and Administration at Signature BioScience, Inc., a privately held biopharmaceutical company. Prior to that, she was Director, Finance and Accounting for ACLARA BioSciences, Inc., a publicly traded biotechnology company. Ms. Pecota holds a B.S. in Economics from San Jose State University.

Frank H. Barker has been a director since May 1999. From January 1980 to January 1994, Mr. Barker served as a company group chairman of Johnson & Johnson, Inc., a diversified health care company, and was Corporate Vice President from January 1989 to January 1996. Mr. Barker retired from Johnson & Johnson, Inc. in January 1996. Mr. Barker holds a B.A. in Business Administration from Rollins College, Winter Park, Florida.

John M. Siebert, Ph.D. has been a director since November 2006. From May 2003 to October 2008, Dr. Siebert was the Chairman and Chief Executive Officer of CyDex, Inc., a privately held specialty pharmaceutical company. From September 1995 to April 2003, he was President and Chief Executive Officer of CIMA Labs Inc., a publicly traded drug delivery company, and from July 1995 to September 1995 he was President and Chief Operating Officer of CIMA Labs. From 1992 to 1995, Dr. Siebert was Vice President, Technical Affairs at Dey Laboratories, Inc., a privately held pharmaceutical company. From 1988 to 1992, he worked at Bayer Corporation. Prior to that, Dr. Siebert was employed by E.R. Squibb & Sons, Inc., G.D. Searle & Co. and The Procter & Gamble Company. Dr Siebert holds a B.S. in Chemistry from Illinois Benedictine University, an M.S. in Organic Chemistry from Wichita State University and a Ph.D. in Organic Chemistry from the University of Missouri. Dr. Siebert is the Chairman of our audit committee and the designated “audit committee financial expert”.

Virgil D. Thompson has been a director since June 1995 and has been Chairman of the Board since January 2005. Since July 2009, Mr. Thompson has been Chief Executive Officer and a director of Spinnaker Biosciences, Inc., a privately held ophthalmic drug delivery company. From November 2002 until June 2007, Mr. Thompson served as President and Chief Executive Officer of Angstrom Pharmaceuticals, Inc., a privately held pharmaceutical company. From September 2000 to November 2002, Mr. Thompson was President, Chief Executive Officer and a director of Chimeric Therapies, Inc., a privately held biotechnology company. From May 1999 until September 2000, Mr. Thompson was the President, Chief Operating Officer and a director of Savient Pharmaceuticals, a publicly traded specialty pharmaceutical company. From January 1996 to April 1999, Mr. Thompson was the President and Chief Executive Officer and a director of Cytel Corporation, a publicly traded biopharmaceutical company that was subsequently acquired by IDM Pharma, Inc. From 1994 to 1996, Mr. Thompson was President and Chief Executive Officer of Cibus Pharmaceuticals, Inc., a privately held drug delivery device company. From 1991 to 1993, Mr. Thompson was President of Syntex Laboratories, Inc., a U.S. subsidiary of Syntex Corporation, a publicly traded pharmaceutical company. Mr. Thompson holds a B.S. in Pharmacy from Kansas University and a J.D. from The George Washington University Law School. Mr. Thompson is a director and chairman of the board of Questcor Pharmaceuticals, Inc., a publicly traded pharmaceutical company, and a director of Savient Pharmaceuticals.

Independence of the Board of Directors

We have chosen to apply the listing standards of the Nasdaq in determining the independence of our directors. The Board consults with counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director and nominee for director, or any of his family members, and us, our senior management and our independent registered public accounting firm, the Board affirmatively has determined that the following three directors and nominees for directors are independent within the meaning of the applicable Nasdaq listing standards: Mr. Barker, Dr. Siebert, and Mr. Thompson. In making this determination, the Board found that none of these directors or nominees for director had a material or disqualifying relationship with the Company. Dr. Gonda, our President and Chief Executive Officer, is not an independent director within the meaning of the applicable Nasdaq standards by virtue of his employment with Aradigm. In addition, each person who served as a director for any portion of 2009 was independent within the meaning of the applicable Nasdaq listing standards, except for Dr. Gonda.

Code of Ethics

We have adopted the Aradigm Corporation Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at www.aradigm.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

COMPENSATION

The policies of the Compensation Committee, or the Committee, with respect to the compensation of executive officers, including the Chief Executive Officer, or CEO, are designed to provide compensation sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the Committee recommends executive compensation packages to our Board of Directors that are based on a mix of salary, bonus and equity awards.

Overall, the Board and the Committee seek to provide total compensation packages that are competitive in terms of total potential value to our executives, and that are tailored to the unique characteristics of our Company in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders. The Board and the Committee intend to provide executive compensation packages that are competitive with other similarly situated companies in our industry. Historically, the Board and the Committee generally weighted executives’ compensation packages more heavily in favor of equity-based compensation versus salary, as they believe performance and equity-based compensation is important to maintain a strong link between executive incentives and the creation of shareholder value. The Board and the Committee believe that performance and equity-based compensation are the most important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives. For 2009, the Board and the Committee continued their emphasis on equity-based compensation. Given the Company’s current financial situation and market capitalization, the state of the equity markets and the Company’s proposed business plan, the Board and the Committee viewed the Company as somewhat analogous to a “start-up” company and believed that a focus on equity-based compensation was even more important as a tool to motivate the Company’s executive officers.

The Board and the Committee have reviewed this Compensation Discussion and Analysis with the Company’s management.

Benchmarking of Compensation Practices

The Board and the Committee believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the life sciences industry. In late 2008, given the Board and Committee’s focus on equity-based compensation, the Board and the Committee retained a consultant to review equity-based compensation of executives in the biotechnology industry. The consultant prepared a study reviewing the equity-based compensation practices of 120 publicly held small-to-medium size biotechnology companies. In addition to this benchmarking study, the Board and the Committee take into account input from other sources, including past benchmarking studies, and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

Benchmarking studies were used primarily in making compensation decisions for Dr. Igor Gonda, our President and Chief Executive Officer, Ms. Nancy Pecota, our Vice President, Finance and Chief Financial Officer, and Mr. D. Jeffery Grimes, our former Vice President, Legal Affairs, General Counsel & Corporate Secretary, whose employment was terminated effective June 18, 2010. Given the Company’s operating performance and continued need for capital, in 2010 the Board and the Committee retained total cash compensation for these three executive officers at the same level as paid in 2009. Based on the Board and Committee’s last annual review of total cash compensation, the Board and Committee believe these salaries are substantially equivalent to the median cash compensation paid by comparable companies in the life sciences industry. Consistent with the Board’s and the Committee’s greater emphasis on equity-based compensation, in 2009 they sought to establish equity compensation for these three executive officers at a level approximately equal to the equity-based compensation paid at the 75th percentile of comparable companies in the life sciences industry, based on the survey conducted in late 2008.

While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, the Board and the Committee generally believe that gathering this information is an important part of their compensation-related decision-making process.

The Committee has in the past retained and may in the future retain the services of third-party executive compensation specialists, as the Committee sees fit, in connection with the establishment of compensation and related policies. The Committee did not retain the services of third-party executive compensation specialists for establishing 2010 compensation and related policies as these services are costly and the Company is focused on conserving cash.

Compensation Components

Base Salary.  Generally, the Board and the Committee believe that executive base salaries should be set near the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies. The Board and the Committee believe that maintaining base salary amounts at or near the industry median minimizes competitive disadvantage while conserving the Company’s cash resources and avoiding paying amounts in excess of what they believe to be necessary to motivate executives to meet corporate goals. Base salaries are typically reviewed annually. In the past, management has presented the Committee with its initial recommendations for executive salary levels and the Committee and Board have determined whether to adjust these base salary recommendations to realign such salaries with median market levels after taking into account individual responsibilities, performance, experience as well as the benchmarking data reviewed by the Committee.

For 2009, the Board, upon recommendation of the Committee, established base salaries for Dr. Gonda, Ms. Pecota and Mr. Grimes of $380,000, $238,000 and $230,000, respectively. For 2010, management recommended to the Board and Committee that base salaries for Dr. Gonda, Ms. Pecota and Mr. Grimes be retained at their 2009 levels. Given the Company’s financial position, management felt, and the Board agreed, that an increase in base salary for 2010 was not appropriate.

Annual Executive Bonus Plan.

In addition to base salaries, the Board and the Committee believe that performance-based cash bonuses can play an important role in providing incentives to our executives to achieve defined annual corporate goals. Prior to or near the beginning of each year, the Board, upon the recommendation of the Committee, reviews the target bonus amount (defined as a set percentage of base salary) for each executive. The target bonus amount is set at a level that, upon achievement of 100% of the target goals, will result in bonus payments that the Board and the Committee believe to be at or near the median level for target bonus amounts for comparable companies included in the benchmark studies and that, upon achievement beyond the target goals, can result in bonuses of up to 150% of the target bonus amount.

The Committee also reviews a detailed set of overall corporate performance goals (target goals) prepared by management that are intended to apply to the executives’ bonus awards and, with some distinctions, to the bonus awards for all of our other employees. The Committee then works with management to develop final corporate performance goals that are set at a level the Committee believes management can achieve over the next year. For each individual corporate goal, the Committee establishes relative weights and then sets target performance for

Level 1 satisfaction (50% of target payout for that goal), Level 2 satisfaction (100% of target payout for that goal) and Level 3 satisfaction (150% of target payout for that goal) of the corporate goal, with the attainment of each specified level of performance tied to a specific percentage payout of the target bonus amount for that goal. The relative weights for each individual corporate goal may be changed by the Board during the year as a result of external and internal events and their impact upon the Company.

The goals are designed to lead to results that will maximize shareholder value. For example, at the start of 2008, the Board and Committee determined that the ARD-3100/3150 program (i.e., the Company’s liposomal ciprofloxacin programs for the treatment of infections in patients with cystic fibrosis and bronchiectasis) and would likely drive the Company’s value in 2008 and 2009, and so in those years they weighted the goal related to development of the ARD-3100/3150 program higher than the other operational performance goals.

At the end of each year, the Board, upon the recommendation of the Committee, determines the level of achievement for each corporate goal, on a goal by goal basis, and awards credit for the achievement of goals as a percentage of the target bonus. Final determinations as to bonus levels are then based on the achievement of these corporate goals, which are the same for all executives, as well as the Board’s and the Committee’s assessment as to the overall success of the Company and the development of the business.

Actual bonuses are targeted to be paid to the executives at the end of each fiscal year and may be above or below target bonus levels, at the discretion of the Board. While the Board and Committee retain full discretion as to the amount, if any, of bonus compensation paid to executives, the Committee strives to develop corporate goals that are objective and reliably measurable to deemphasize the need for subjective discretion. The Board and Committee strive to limit their discretionary authority to unusual circumstances.

Bonus payments under the annual bonus plan are contingent on continued employment with the Company at the end of the year.

In January 2009, the Board and Committee determined the executive team had satisfied corporate goals to a level that would have entitled them to a payout of 60% of their target bonus amounts. Management recommended to the Board and Committee not to pay the executives a bonus for 2008. Management felt, and the Board agreed, that given the Company’s cash position, the recent reduction in force and the current economic climate, a bonus was not appropriate.

In January 2009, the Board, upon recommendation of the Committee, established 2009 target bonus awards (as a percentage of base salary) of 50% for Dr. Gonda and 40% for Ms. Pecota and Mr. Grimes. For 2009, the Committee determined the specific corporate performance goals to be achieved for the executives’ bonus awards to be earned, with a continued emphasis on the development of the ARD-3100/3150 program.

In January 2010, the Board and Committee determined the executive team had satisfied corporate goals to a level that would have entitled them to a payout of 30% of their target bonus amounts. Management recommended to the Board and Committee not to pay the executives a bonus for 2009. Management felt, and the Board agreed, that given the Company’s cash position and the current economic climate, a bonus was not appropriate.

In January 2010, the Board, upon recommendation of the Committee, revised the Executive Bonus Plan to convert it from an annual performance evaluation period to a multi-year performance evaluation period. The Board established, upon recommendation of the Committee, performance objectives that are not dependent upon the objective being achieved within a fixed time period, in order to incentivize the executives to focus on the achievement of longer term goals that could be significant value creation events for our shareholders. The objectives focus on raising non-dilutive capital for the Company, partnering the Company’s programs and advancing the ARD-3100/3150 program. The bonus will be paid upon achievement of the objective and will be in the form of cash and/or restricted stock. In general, if the achievement of the objective results in the receipt of cash by the Company then the bonus will be paid in cash; if the achievement of the objective is of strategic importance to the Company but does not generate cash then the bonus will be paid in the form of restricted stock.

Actual bonus awards for 2010 will be determined as the objectives are achieved and may be above or below the target bonus levels, at the discretion of the Board and the Committee.

Equity Awards.  The Board and the Committee believe that providing a significant portion of our executives’ total compensation package in stock options and restricted stock awards aligns the incentives of our executives with the interests of our shareholders and with our long-term success. The Board and the Committee develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives. As discussed above, the primary component of this judgment is based on information provided by benchmarking studies. The Board and the Committee seek to establish equity compensation for our three executive officers at a level approximately equal to the equity-based compensation paid at the 75th percentile of the companies in the surveys. Initial equity award grants are proposed to the Committee by management and the Board and the Committee then work with management to ensure the award grants are at a level the Board and the Committee feel are appropriate.

We grant equity awards through our 2005 Equity Incentive Plan, which was adopted by our Board and shareholders to permit the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares and other stock-based awards to our officers, directors, scientific advisory board members, employees and consultants. All of our employees, directors, scientific advisory board members and consultants are eligible to participate in the 2005 Equity Incentive Plan. The material terms of the 2005 Equity Incentive Plan are further described in Proposal 2 of these proxy materials. All options we grant have an exercise price equal to the fair market value of our common stock on the date of grant.

For 2009, the Board and Committee decided to grant equity awards as a combination of stock options and restricted stock awards. The stock options vest quarterly over four years and the restricted stock awards vest annually over two years. The awards were allocated with roughly two-thirds of the target grant amount as stock options and one-third of the target grant amount as restricted stock. However, the Board and Committee determined that the restricted stock awards have a higher value to the executives, and as a rough approximation of the difference in value the Board and Committee valued a restricted stock award for one share as three times the value of a stock option for one share. Accordingly, if the Board and Committee had determined to grant an executive an award with a value equivalent to an option of 100,000 shares of our stock, the actual allocation of the award between stock options and restricted stock would have resulted in the grant of a stock option of about 67,000 shares and a restricted stock award of about 11,000 shares.

In July 2009, the Committee granted Dr. Gonda, Ms. Pecota and Mr. Grimes restricted stock awards for 600,000, 200,000 and 200,000 shares of our common stock, respectively. These grants vest 100% on August 1, 2010. In addition, Dr. Gonda was granted two awards of 200,000 shares each, which will vest upon achievement of certain objectives related to the ARD-3100 program. The Committee felt that the 2009 equity awards were necessary to bring our executives’ equity compensation levels to a level the Committee believes is necessary to retain a talented and capable management team during a critical time period for the ARD-3100 program.

The Committee anticipates making future equity award grants to executives annually, subject to its discretion. The Committee believes this award structure is consistent with our executive compensation policies.

Severance Benefits.  The Board, upon recommendation of the Committee, previously adopted an Amended and Restated Executive Officer Severance Plan, dated as of December 31, 2008, and approved change of control agreements with each of our executive officers, the terms of which are more fully described below in the section entitled “Potential Payments Upon Termination or Change in Control.” The Board and the Committee believe these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. Our business is inherently risky and the Board and the Committee believe the severance benefits encourage our executives to take necessary but reasonable business risks to increase shareholder value. The Board and the Committee believe the change of control benefits align our executives’ interests more greatly in favor of corporate liquidity events that can be potentially valuable to our shareholders. They have established these severance and change of control benefits at levels that they feel are comparable to benefits offered to executives in similar positions and with similar responsibilities at comparable companies.

Other Compensation.  All of our executives are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of executive officers. It is generally our policy to not extend significant perquisites to our executives that are not available to our employees generally. We have no current plans to make changes to levels of benefits and perquisites provided to executives.

Summary Compensation Table

The following table sets forth information regarding compensation earned in 2009 and 2008 by the individual serving as our principal executive officer during 2009 and our two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers at the end of 2009 (these individuals are collectively referred to as our “named executive officers”):

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards(1)	Awards(1)	Compensation	Compensation	Total
	Year	($)	($)	($)	($)	($)	($)	($)

Igor Gonda, PhD	2009	380,000	—	172,000	52,675	—	30,578	635,253
President and Chief	2008	380,000	—	53,002	266,197	—	25,101	724,300
Executive Officer
Nancy Pecota(2)	2009	238,000	—	46,750	30,100	—	4,750	319,600
Vice President, Finance	2008	66,823	—	—	2,472	—	1,760	71,055
and Chief Financial Officer
D. Jeffery Grimes(3)	2009	230,000	—	46,750	30,100	—	14,741	321,591
Vice President, Legal	2008	226,716	—	15,464	18,358	—	15,233	275,771
Affairs, General Counsel and Corporate Secretary

(1)	For 2009, amounts represent the grant date fair value of awards and options that were issued in 2009. For 2008, the amounts represent the expense recorded for financial reporting purposes. See Note 7 of the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for methods and assumptions that were used to calculate expense amounts.

(2)	Ms. Pecota was appointed as an officer on September 22, 2008.

(3)	Mr. Grimes was appointed as an officer on July 1, 2008 and his employment was terminated effective June 18, 2010.

All Other Compensation in the summary compensation table above includes the following components:

					Employee
			Life	401(k)	Stock
		Health Care	Insurance	Matching	Equity
		Contribution	Premiums	Contributions	Incentive	All Other	Total
Name	Year	($)	($)	($)	($)	($)	($)

Igor Gonda, Ph.D.	2009	18,428	2,100	8,250	1,250	—	30,578
	2008	11,933	2,100	7,750	2,968	350	25,101
Nancy Pecota	2009	573	1,499	2,678	—	—	4,750
	2008	287	375	1,098	—	—	1,760
D. Jeffery Grimes	2009	5,433	1,449	6,209	1,250	—	14,741
	2008	3,048	1,281	6,567	3,987	350	15,233

2009 Grants of Plan-Based Award

The following table sets forth information regarding plan-based awards to our named executive officers in 2009:

								All Other
								Option		Grant
				Estimated Future		Estimated Future		Awards:	Exercise	Date Fair
				Payouts Under Non-		Payouts Under		Number of	or Base	Value of
				Equity Incentive		Equity Incentive		Securities	Price of	Stock and
				Plan Awards(1)		Plan Awards		Underlying	Option	Option
	Grant	Approval		Target	Maximum	Target	Maximum	Options	Awards	Awards(2)
Name	Date	Date		($)	($)	(#)	(#)	(#)	($/sh)	($)

Igor Gonda, Ph.D.	7/30/2009	7/30/2009	(3)	—	—	—	—	400,000	0.00	38,000
	7/30/2009	7/30/2009		—	—	—	—	600,000	0.00	114,000
	1/21/2009	1/21/2009		—	—	—	—	80,000	0.00	20,000
	1/21/2009	1/21/2009		—	—	—	—	350,000	0.25	52,675
	1/1/2009	1/1/2009		190,000	285,000	—	—	—	—	—
Nancy Pecota	7/30/2009	7/30/2009		—	—	—	—	200,000	0.00	38,000
	1/21/2009	1/21/2009		—	—	—	—	35,000	0.00	8,750
	1/21/2009	1/21/2009		—	—	—	—	200,000	0.25	30,100
	1/1/2009	1/1/2009		95,200	142,800	—	—	—	—	—
D. Jeffery Grimes	7/30/2009	7/30/2009		—	—	—	—	200,000	0.00	38,000
	1/21/2009	1/21/2009		—	—	—	—	35,000	0.00	8,750
	1/21/2009	1/21/2009		—	—	—	—	200,000	0.25	30,100
	1/1/2009	1/1/2009		92,000	138,000	—	—	—	—	—

(1)	Reflects each executive officer’s participation in our 2009 Executive Bonus Plan. The amount of bonus actually earned by each executive officer was zero, as indicated in the summary compensation table above.

(2)	The method of and assumptions used to calculate the value of stock and option awards granted to our named executive officers is discussed in Note 10 to our audited financial statements included elsewhere in this prospectus.

(3)	Represents performance based stock awards that vest only if certain milestones are achieved by a specified date.

Outstanding Equity Awards at December 31, 2009

The following table provides information regarding each unexercised stock equity award held by each of our named executive officers as of December 31, 2009:

	Option Awards					Stock Awards
						Number of
						Unearned	Market or
						Shares, Units	Payout Value of
		Number of Securities				or Other	Unearned Shares,
		Underlying Unexercised		Option		Rights That	Units or Other
		Options		Exercise	Option	Have Not	Rights That
		Exercisable	Unexercisable	Price(1)	Expiration	Vested	Have Not Vested
Name		(#)	(#)	($)	Date	(#)	($)

Igor Gonda, Ph.D.	(8)	—	—	—	—	400,000	56,000
	(7)	—	—	—	—	600,000	84,000
	(6)	—	—	—	—	80,000	11,200
	(2)	65,625	284,375	0.25	1/21/2019	—	—
	(2)	250,000	250,000	1.60	12/04/2017	—	—
	(3)	—	—	—	—	300,000	42,000
	(4)	416,666	83,334	1.87	08/10/2016	—	—
		4,000	—	1.52	05/18/2016	—	—
		4,000	—	5.30	05/19/2015	—	—
		4,000	—	5.30	05/20/2014	—	—
		2,000	—	5.30	05/13/2014	—	—
		4,000	—	6.50	05/15/2013	—	—
		4,000	—	4.75	02/19/2013	—	—
		2,000	—	17.25	05/21/2012	—	—
		4,000	—	17.15	05/17/2012	—	—
		3,000	—	24.10	02/11/2012	—	—
		500	—	17.20	09/20/2011	—	—
		1,312	—	30.00	03/15/2011	—	—
		1,875	—	107.81	09/22/2010	—	—
		2,624	—	112.50	02/15/2010	—	—
Nancy Pecota	(7)	—	—	—	—	200,000	28,000
	(6)	—	—	—	—	35,000	4,900
	(2)	37,500	162,500	0.25	1/21/2019	—	—
	(5)	70,312	154,688	0.39	09/30/2018	—	—
D. Jeffery Grimes	(7)	—	—	—	—	200,000	28,000
	(6)	—	—	—	—	35,000	4,900
	(2)	37,500	162,500	0.25	1/21/2019	—	—
	(2)	70,312	154,688	0.80	07/01/2018	—	—
	(5)	18,750	11,250	1.37	06/20/2017	—	—

(1)	Represents the fair market value of a share of our common stock on the grant date of the option.

(2)	The option vests over four years with 1/16 of the shares of underlying common stock vesting every three months from the grant date.

(3)	The restricted stock award vests in full if within four years following the grant of the award the company achieves certain product and product-pipeline development milestones.

(4)	The option vests over four years with 1/4 of the shares of underlying common stock vesting on the first anniversary of the grant date and 1/48 of the shares of underlying common stock vesting each month thereafter.

(5)	The option vests over four years with 1/4 of the shares of underlying common stock vesting on the first anniversary of the grant date and 1/16 of the shares of underlying common stock vesting every three months thereafter.

(6)	Each restricted stock award will vest 1/2 of the shares on the first anniversary of the grant date and 1/2 of the shares on the second anniversary of the grant date.

(7)	Each restricted stock award will vest on August 1, 2010.

(8)	These restricted stock awards vest in full if within one year following the grant of the award the company achieves certain product development milestones.

2009 Option Exercises and Stock Vested

None of our named executive officers exercised options. Mr. Grimes had 30,000 shares of restricted stock awards vest in 2009.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. The Committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if the Committee determines that doing so is in our best interests.

Potential Payments Upon Termination or Change in Control

The following table sets forth potential payments payable to our named executive officers upon termination of employment or a change in control. The Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming their employment was terminated on December 31, 2009:

				Termination
				Without
				Cause or
				Constructive
				Termination
		Termination Without		Following a
		Cause Prior to a	Change in	Change
		Change in Control	Control	in Control
Name	Benefit	($)	($)	($)

Igor Gonda, Ph.D.	Salary	380,000	—	760,000
	Bonus	125,020	—	250,040
	Option acceleration(1)	—	—	—
	Stock award acceleration(1)	—	42,000	193,200
	Benefits continuation	20,563	—	41,126
	Career transition assistance	—	—	20,000

	Total value:	525,583	42,000	1,264,366
Nancy Pecota	Salary	238,000	—	238,000
	Bonus	62,642	—	62,642
	Option acceleration(1)	—	—	—
	Stock award acceleration(1)	—	—	32,900
	Benefits continuation	716	—	716
	Career transition assistance	—	—	10,000

	Total value:	301,358	—	344,258
D. Jeffery Grimes	Salary	230,000	—	230,000
	Bonus	60,536	—	60,536
	Option acceleration(1)	—	—	—
	Stock award acceleration(1)	—	—	32,900
	Benefits continuation	6,416	—	6,416
	Career transition assistance	—	—	10,000

	Total value:	296,952	—	339,852

(1)	The value of the stock and option award acceleration was calculated using a value of $0.14 per share of common stock, which was the last reported closing sale price of our common stock on December 31, 2009.

Termination without cause prior to a change in control.  If any of our named executive officers is terminated by us without cause prior to a change in control, upon executing a general release and waiver, such executive is entitled to receive (less applicable withholding taxes) in a lump sum payment or in installments, at our discretion:

•	an amount equal to such executive’s annual base salary;

•	an amount equal to such executive’s current target bonus multiplied by the average annual percentage achievement of corporate goals for the three complete fiscal years preceding the termination date; and

•	continuation of such executive’s health insurance benefits for 12 months.

Acceleration upon a change in control.  If we undergo a change in control on or prior to December 4, 2010, the 300,000 share restricted stock award granted to Dr. Gonda will vest in full.

Termination without cause or constructive termination following a change in control.  If any of our executives is terminated by us without cause or constructively terminated (which includes a material reduction in title or duties, a material reduction in salary or benefits or a relocation of 50 miles or more) during the 18-month period following a change in control, upon executing a general release and waiver, such executive is entitled to receive (less applicable withholding taxes):

•	a lump sum payment equal to twice such executive’s annual base salary, in the case of Dr. Gonda, and such executive’s annual base salary, in the case of Ms. Pecota and Mr. Grimes;

•	a lump sum payment equal to such executive’s current target bonus multiplied by (i) twice the average annual percentage achievement of corporate goals for the three complete fiscal years preceding the termination date, in the case of Dr. Gonda, and (ii) the average annual percentage achievement of corporate goals for the three complete fiscal years preceding the termination date, in the case of Ms. Pecota and Mr. Grimes;

•	continuation of such executive’s health insurance benefits for 24 months, in the case of Dr. Gonda, and 12 months, in the case of Ms. Pecota and Mr. Grimes;

•	reimbursement of actual career transition assistance (outplacement services) incurred by such executive within six months of termination in an amount up to $20,000, in the case of Dr. Gonda, and $10,000, in the case of Ms. Pecota and Mr. Grimes; and

•	acceleration of vesting of any stock options or restricted stock awards that remain unvested as of the date of such executive’s termination.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board or the Committee and the board of directors or the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Non-Employee Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2009:

	Fees Earned or	Option	Restricted Stock
	Paid in Cash	Awards(1)	Awards(1)	Total
Name	($)	($)	($)	($)

Frank H. Barker(2)	49,941	19,940	15,000	84,881
Timothy P. Lynch(3)	—	—	—	—
John M. Siebert(4)	54,072	19,940	15,000	89,012
Virgil D. Thompson(5)	68,875	19,940	25,000	113,815

(1)	Amount represents the grant date fair value of options and restricted stock awards granted in 2009.

(2)	Mr. Barker owns stock options for 292,136 shares of our common stock as of December 31, 2009, of which 192,136 shares are vested as of December 31, 2009. In addition, Mr. Barker owns 46,876 restricted stock awards at December 31, 2009, none of which has vested.

(3)	Mr. Lynch resigned from the Board on February 17, 2009. He did not receive any compensation from Aradigm in 2009.

(4)	Dr. Siebert owns stock options for 270,000 shares of our common stock as of December 31, 2009, of which 170,000 shares are vested as of December 31, 2009. In addition, Dr. Siebert owns 46,876 restricted stock awards at December 31, 2009, none of which has vested.

(5)	Mr. Thompson owns stock options for 354,600 shares of our common stock as of December 31, 2009, of which 254,600 shares are vested as of December 31, 2009. In addition, Mr. Thompson owns 78,126 restricted stock awards at December 31, 2009, none of which has vested.

In 2010, the Chairman of the Board will receive an annual retainer in the value of $50,000 and all other non-employee directors will receive an annual retainer in the value of $30,000. The retainers may be paid in cash or an equivalent value of restricted stock at the option of the director. Board members also receive additional annual retainers for serving on Board committees. The additional annual retainer for the Chairman of the Audit Committee will be $15,000 and the additional annual retainer for all other members of the Audit Committee will be $5,000. The additional annual retainer for the Chairman of the Compensation Committee and the Chairman of the Nominating and Corporate Governance Committee will be $10,000 and the additional annual retainer for all other members will be $5,000. The Board retainer covers six meetings in a year and, if exceeded, the Chairman of the Board will receive $1,500 for each additional meeting and the other Board members will receive $1,000 for each additional meeting. If the number of meetings in a year for any given committee exceeds four, the chairman of the committee will receive $1,500 for each additional meeting and the other committee members will receive $1,000 for each additional meeting. Our directors are also entitled to receive reimbursement of reasonable out-of-pocket expenses incurred by them to attend Board meetings.

In addition to the cash and restricted stock compensation, each non-employee director will be granted an annual stock option grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of July 30, 2010 by: (i) each director; (ii) each of our named executive officers; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

	Beneficial Ownership Common(1)
	Number of Shares	Percent of Total (%)

First Eagle Investment Management, LLC.(2)	57,497,413	41.73
1345 Avenue of the Americas New York, NY 10105
Conus Partners, Inc.(3)	11,267,245	8.18
49 West 38th Street, 11th Floor New York, NY 10018
Laurence W. Lytton(4)	7,878,913	5.72
Igor Gonda, Ph.D.(5)	2,563,246	1.86
Nancy Pecota(6)	422,500	*
D. Jeffery Grimes(7)	352,205	*
Virgil D. Thompson(8)	742,983	*
Frank H. Barker(9)	696,250	*
John M. Siebert, Ph.D.(10)	517,750	*
All executive officers and directors as a group (6 persons)(11)	5,294,934	3.84

*	Less than one percent

(1)	This table is based upon information supplied by officers, directors and principal shareholders and Forms 4 and Schedules 13D and 13G filed with the Securities and Exchange Commission (“SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 137,778,964 shares of common stock outstanding on July 30, 2010. Unless otherwise indicated, the address of each person on this table is c/o Aradigm Corporation, 3929 Point Eden Way, Hayward, California, 94545.

(2)	Based upon information contained in a Schedule 13D filed with the SEC on June 28, 2010, First Eagle Investment Management (“FEIM”) (formerly Arnhold and S. Bleichroeder Advisors, LLC), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 61,712,652 shares of our common stock, 4,215,239 of which represent shares underlying warrants, as a result of acting as investment advisor to various clients. In determining beneficial ownership for purposes of this table, we have not assumed that the warrants to purchase 4,215,239 shares are exercisable within 60 days of July 30, 2010, as such warrants are exercisable only after we have called and held a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. First Eagle Value in Biotechnology Master Fund, Ltd., a Cayman Islands company for which FEIM acts as investment adviser, may be deemed to beneficially own 29,168,845 of these 57,497,413 shares.

(3)	Based upon information contained in a Schedule 13G filed with the SEC on June 25, 2010, Conus Partners, Inc. is deemed to be the beneficial owner of 11,267,245 shares of our common stock.

(4)	Based upon information contained in a Schedule 13G filed with the SEC on June 30, 2010, Laurence W. Lytton is the beneficial owner of 7,878,913 shares of our common stock.

(5)	Includes 1,007,812 stock options shares which are exercisable within 60 days of July 30, 2010. The number of shares also includes 340,000 shares pursuant to restricted stock awards that have not vested. Additionally, the number of shares does not include a total of 500,000 shares that vest only upon the occurrence of certain future events pursuant to a restricted stock bonus agreement between Dr. Gonda and Aradigm.

(6)	Includes 187,500 stock options which are exercisable within 60 days of July 30, 2010. The number of shares also includes 17,500 shares pursuant to restricted stock awards that have not vested.

(7)	Includes 183,437 stock options which are exercisable within 60 days of July 30, 2010. Mr. Grimes’ employment was terminated effective June 18, 2010.

(8)	Includes 374,500 stock options which are exercisable within 60 days of July 30, 2010. The number of shares also includes 208,333 shares pursuant to restricted stock units that have not vested.

(9)	Includes 375,000 stock options which are exercisable within 60 days of July 30, 2010. The number of shares also includes 187,500 shares pursuant to restricted stock awards that have not vested.

(10)	Includes 295,000 stock options which are exercisable within 60 days of July 30, 2010. The number of shares also includes 125,000 shares pursuant to restricted stock units that have not vested.

(11)	See footnotes (5) through (10) above.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2009. Information is included for the equity compensation plans approved by our shareholders. There are no equity compensation plans not approved by our shareholders.

Common Stock
Available for
Future Issuance
	Common Stock to		Under Equity
	be Issued Upon	Weighted-Average	Compensation
	Exercise of	Exercise Price of	Plans (Excluding
	Outstanding Options	Outstanding Options	Securities Reflected
	and Rights	and Rights	in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by Aradigm shareholders	5,088,443 (1)	$2.49	3,832,065 (2)
Equity compensation plans not approved by Aradigm shareholders	—	—	—

(1)	Issuable pursuant to our 1996 Equity Incentive Plan, the 1996 Non-Employee Directors’ Plan and the 2005 Equity Incentive Plan.

(2)	Includes 3,068,880 shares reserved under our Employee Stock Purchase Plan (See Note 10 to our audited financial statements included elsewhere in this prospectus).

Change in Control

There were no arrangements, known to us, including any pledge by any person of our securities the operation of which may at a subsequent date result in a change in control of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

The Board has adopted, in writing, a policy and procedures for the review of related person transactions. Any related person transaction we propose to enter into must be reported to our Chief Financial Officer or our Vice President of Legal Affairs and, unless otherwise reviewed and approved by the Board, shall be reviewed and approved by the Audit Committee in accordance with the terms of the policy, prior to effectiveness or consummation of any related person transaction, whenever practicable. The policy defines a “related person transaction” as any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships in which Aradigm (i) was or is to be a participant, (ii) the amount involved exceeds $120,000 and (iii) a Related Person (as defined therein) had or will have a direct or indirect material interest. In addition, any related person transaction previously approved by the Audit Committee or otherwise already existing that is ongoing in nature shall be reviewed by the Audit Committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the Audit Committee, if any, and that all required disclosures regarding the related person transaction are made. Transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in the charter of the Compensation Committee. As appropriate for the circumstances, the Audit Committee shall review and consider the Related Person’s interest in the related person transaction, the approximate dollar value of the amount involved in the related person transaction, the approximate dollar value of the amount of the Related Person’s interest in the transaction without regard to the amount of any profit or loss, whether the transaction was undertaken in the ordinary course of business, whether the transaction with the Related Person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party, the purpose of, and the potential benefits to us of the transaction and any other information regarding the related person transaction or the Related Person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

June 2010 Private Placement

On June 21, 2010, we closed a private placement, which we refer to in this prospectus as the June 2010 private placement, in which we sold 34,702,512 shares of our common stock and warrants to purchase an aggregate of 7,527,214 shares of our common stock to accredited investors under the terms of a securities purchase agreement that we entered into with the investors on June 18, 2010. For more information regarding the June 2010 private placement, see “Description of the Business — Recent Developments — June 2010 Private Placement”.

The investors who purchased common stock and warrants at the closing of the June 2010 private placement included the following investors for which First Eagle Investment Management, LLC (who, immediately prior to the June 2010 private placement, was then deemed to be the beneficial owner of more than five percent of our common stock) serves as investment adviser: (i) 21 April Fund, L.P., (ii) 21 April Fund, Ltd., (iii) DEF Associates N.V. and (iv) First Eagle Value in Biotechnology Master Fund, Ltd. At the closing of the June 2010 private placement, these investors for which First Eagle Investment Management, LLC serves as investment adviser collectively purchased 19,433,408 shares of our common stock and warrants to purchase an aggregate of 4,215,239 shares of our common stock for an aggregate purchase price of approximately $2.3 million and, assuming their warrants are fully exercised at an exercise price of $0.1184 per share, we would receive an aggregate of approximately $0.5 million in additional proceeds from the exercise of their warrants. Consistent with our policy and procedures for the review of related person transactions, the June 2010 private placement was approved by our board of directors.

SELLING SHAREHOLDERS

This prospectus generally covers the resale of up to 68,229,726 shares of our common stock being offered by the selling shareholders identified in the table below. These shares consist of (i) 34,702,512 outstanding shares of common stock issued in the June 2010 private placement, (ii) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement.

We have entered into registration rights agreements with the selling shareholders pursuant to which we have agreed to file a registration statement, of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), registering the resale by the selling shareholders of the shares of common stock covered by this prospectus. We have also agreed to cause such registration statement to become effective, and to keep such registration statement effective. Our failure to satisfy the deadlines set forth in the registration rights agreements may subject us to payment of certain monetary penalties pursuant to the terms of the registration rights agreements.

We are registering the shares of common stock covered by this prospectus in order to permit the selling shareholders to offer the shares for resale from time to time.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling shareholders. The table below has been prepared based on information supplied to us by the selling shareholders. Except as indicated in the footnotes to the table below, the selling shareholders have not had any material relationship with us within the past three years, except for their ownership of our common stock.

The second column lists the number of shares of common stock beneficially owned by the selling shareholders, based on their respective ownership of shares of common stock, as of July 30, 2010. This column includes the 34,702,512 shares of common stock issued in the June 2010 private placement, but assumes neither the issuance of the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement nor the issuance of the 26,000,000 shares under the Novo Nordisk stock purchase agreement.

The third column lists the maximum number of shares of common stock being offered by the selling shareholders under this prospectus and does not take into account any limitations on or conditions to the issuance of the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement or the issuance of the 26,000,000 shares under the Novo Nordisk stock purchase agreement. This column is determined as if the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and the 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement were issued (in each case, without regard to any limitations on or conditions to the issuance contained therein) as of the trading day immediately preceding the date the registration statement of which this prospectus forms a part was initially filed with the SEC. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

The fourth and fifth columns assume the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum
	Number of	Number of		Number of
	Shares of	Shares of		Shares of	Percentage of
	Common	Common		Common	Common Stock
	Stock Owned	Stock to be		Stock Owned	Outstanding
	Prior to	Sold Pursuant to		After	After
Name of Selling Shareholder	Offering(a)	this Prospectus		Offering(b)	Offering(c)

21 April Fund, L.P. †(1)	4,288,590	1,858,108	(2)	2,761,679	1.61%
21 April Fund, Ltd. †(3)	15,284,034	6,587,837	(4)	9,870,442	5.76%
Bison Trading, LLC(5)	1,388,100	1,689,189	(6)	0	*
DEF Associates N.V. †(7)	7,776,201	3,378,378	(8)	5,000,000	2.92%
First Eagle Value in Biotechnology Master Fund, Ltd. †(9)	29,168,845	11,824,324	(10)	19,452,141	11.36%
Laurence Lytton	7,878,913	8,445,945	(11)	938,411	*
Novo Nordisk A/S(12)	1,573,672	26,000,000	(13)	1,573,672	*
The Conus Fund, L.P.(14)	4,209,126	3,130,500	(15)	1,636,620	*
The Conus Fund Offshore Master Fund Limited(16)	850,551	624,700	(17)	337,200	*
The Conus Fund (QP), L.P.(18)	6,206,568	4,690,745	(19)	2,351,923	1.37%

†	The selling shareholder is an affiliate of a broker-dealer.

*	Less than 1%

(a)	Includes the 34,702,512 shares of common stock issued in the June 2010 private placement, but assumes neither the issuance of the 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement nor the issuance of the 26,000,000 shares under the Novo Nordisk stock purchase agreement. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(b)	Assumes all of the shares of common stock offered by this prospectus are sold in the offering.

(c)	Applicable percentage ownership is based on the sum of (i) 137,778,964 shares of common stock outstanding as of July 30, 2010 (which include the 34,702,512 shares of common stock issued in the June 2010 private placement), (ii) 7,527,214 shares of common stock issuable upon exercise of all of the outstanding warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement.

(1)	First Eagle Investment Management, LLC, a Delaware limited liability company and a U.S. registered investment adviser serves as investment adviser to the selling shareholder. First Eagle Investment Management, LLC is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc., a Delaware corporation. Michael M. Kellen may be deemed to have voting and investment control over the shares held by the selling shareholder.

(2)	Consists of 1,526,911 shares of common stock issued to the selling shareholder in the June 2010 private placement and 331,197 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(3)	First Eagle Investment Management, LLC, a Delaware limited liability company and a U.S. registered investment adviser serves as investment adviser to the selling shareholder. First Eagle Investment Management, LLC is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc., a Delaware corporation. Michael M. Kellen may be deemed to have voting and investment control over the shares held by the selling shareholder.

(4)	Consists of 5,413,592 shares of common stock issued to the selling shareholder in the June 2010 private placement and 1,174,245 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(5)	Chad C. Hellmann is the managing member of the selling shareholder and may be deemed to have voting and investment control over the shares held by the selling shareholder.

(6)	Consists of 1,388,100 shares of common stock issued to the selling shareholder in the June 2010 private placement and 301,089 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(7)	First Eagle Investment Management, LLC, a Delaware limited liability company and a U.S. registered investment adviser serves as investment adviser to the selling shareholder. First Eagle Investment Management, LLC is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc., a Delaware corporation. Michael M. Kellen may be deemed to have voting and investment control over the shares held by the selling shareholder.

(8)	Consists of 2,776,201 shares of common stock issued to the selling shareholder in the June 2010 private placement and 602,177 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(9)	First Eagle Investment Management, LLC, a Delaware limited liability company and a U.S. registered investment adviser serves as investment adviser to the selling shareholder. First Eagle Investment Management, LLC is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc., a Delaware corporation. Dan DeClue may be deemed to have voting and investment control over the shares held by the selling shareholder.

(10)	Consists of 9,716,704 shares of common stock issued to the selling shareholder in the June 2010 private placement and 2,107,620 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(11)	Consists of 6,940,502 shares of common stock issued to the selling shareholder in the June 2010 private placement and 1,505,443 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(12)	Novo Nordisk A/S, a company organized under the laws of Denmark, is the selling shareholder. Of the shares of common stock owned prior to the offering, Novo Nordisk A/S directly held 204,122 shares of common stock, Novo Nordisk Delivery Technologies Inc. held 236,406 shares of common stock and Novo Nordisk, Inc. held 1,133,144 shares of common stock.

(13)	Consists of 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement.

(14)	Conus Capital, LLC, a New York limited liability company, serves as the selling shareholder’s general partner (the “General Partner”). Andrew Zacks is the managing member of the General Partner. Conus Partners Inc., a New York corporation (the “Investment Adviser”), provides infrastructure and overhead support services to the selling shareholder and is responsible for managing the investment portfolio of the selling shareholder and may be deemed to have voting and investment control over the shares held by the selling shareholder. Andrew Zacks is the principal and managing director of the Investment Adviser.

(15)	Consists of 2,572,506 shares of common stock issued to the selling shareholder in the June 2010 private placement and 557,994 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(16)	The investment adviser of the selling shareholder is Conus Partners, Inc. (the “Investment Adviser”), a corporation organized under the laws of the State of New York, U.S.A., which may be deemed to have voting and investment control over the shares held by the selling shareholder. Andrew Zacks is the principal and managing director of the Investment Adviser.

(17)	Consists of 513,351 shares of common stock issued to the selling shareholder in the June 2010 private placement and 111,349 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

(18)	Conus Capital, LLC, a New York limited liability company, serves as the selling shareholder’s general partner (the “General Partner”). Andrew Zacks is the managing member of the General Partner. Conus Partners Inc., a New York corporation (the “Investment Adviser”), provides infrastructure and overhead support services to the selling shareholder and is responsible for managing the investment portfolio of the selling shareholder and may be deemed to have voting and investment control over the shares held by the selling shareholder. Andrew Zacks is the principal and managing director of the Investment Adviser.

(19)	Consists of 3,854,645 shares of common stock issued to the selling shareholder in the June 2010 private placement and 836,100 shares of common stock issuable upon exercise of warrants issued to the selling shareholder in the June 2010 private placement.

DETERMINATION OF OFFERING PRICE

The selling shareholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at prevailing market prices, or at privately negotiated prices.

PLAN OF DISTRIBUTION

We are registering 68,229,726 shares of our common stock being offered by the selling shareholders. These shares consist of (i) 34,702,512 outstanding shares of common stock issued in the June 2010 private placement, (ii) 7,527,214 shares of common stock issuable upon exercise of warrants issued in the June 2010 private placement and (iii) 26,000,000 shares issuable under the Novo Nordisk stock purchase agreement. We are registering these shares to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	agreements between broker-dealers and the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the shares of common stock by other means not described in this prospectus If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the related registration rights agreements, estimated to be $48,586.75 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the relevant provisions of our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and our amended and restated shareholder rights plan.

For a complete description you should refer to our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and our amended and restated shareholder rights plan, which are incorporated by reference as exhibits to the registration statement of which the prospectus is a part.

General

As of the date of this prospectus, we are authorized by our amended and restated articles of incorporation to issue an aggregate of 150,000,000 shares of common stock. In addition, as of the date of this prospectus, we are authorized by our Amended and Restated Articles of Incorporation to issue an aggregate of 5,000,000 shares of preferred stock.

As of August 9, 2010, there were:

•	137,561,464 shares of common stock issued and outstanding, which includes the 34,702,512 shares of common stock that were issued at the closing of the June 2010 private placement;

•	warrants to purchase 7,527,214 shares of common stock issued and outstanding, which warrants were issued at the closing of the June 2010 private placement; and

•	there were no shares of preferred stock issued and outstanding.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

The transfer agent and registrar for our common stock is Computershare (formerly Equiserve Trust Company).

Preferred Stock

Our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Shareholder Rights Plan

In September 2008, we adopted an amended and restated shareholder rights plan, which replaced the rights plan originally adopted in August 1998. Pursuant to the rights plan, as amended and restated, we distribute rights to purchase shares of Series A Junior Participating Preferred Stock as a dividend at the rate of one right for each share of common stock outstanding. Until the rights are distributed, the rights trade with, and are not separable from our common stock and are not exercisable. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of our company or to deprive our shareholders of their interest in our company’s long-term value. The shareholder rights plan seeks to achieve these goals by encouraging a potential acquirer to negotiate with our board of directors. The rights will expire at the close of business on September 8, 2018.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Since December 21, 2006, our common stock has been quoted on the OTC Bulletin Board, an electronic quotation service for securities traded over-the-counter, under the symbol “ARDM”. Between June 20, 1996 and May 1, 2006 our common stock was listed on the Nasdaq Global Market (formerly the Nasdaq National Market). Between May 2, 2006 and November 9, 2006, our common stock was listed on the Nasdaq Capital Market (formerly the Nasdaq Small Cap Market). As of November 9, 2006, we were delisted from the Nasdaq Capital Market. Between November 10, 2006 and December 20, 2006, our common stock was quoted on the Pink Sheets.

The following table sets forth the high and low closing sale prices of our common stock for the periods indicated.

	High	Low

2008
First Quarter	$1.58	$1.11
Second Quarter	1.09	0.62
Third Quarter	0.80	0.39
Fourth Quarter	0.40	0.20
2009
First Quarter	$0.29	$0.07
Second Quarter	0.34	0.10
Third Quarter	0.28	0.17
Fourth Quarter	0.20	0.14

As of February 28, 2010, there were approximately 112 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for at least the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions in loan agreements or other agreements.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Morrison & Foerster LLP, San Francisco, California.

EXPERTS

The audited financial statements for the years ended December 31, 2009 and 2008 have been included in this prospectus in reliance upon the report of Odenberg Ullakko Muranishi & Co LLP, an independent registered public accounting firm, and their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available, at no charge, to the public at the SEC’s website at http://www.sec.gov.

ARADIGM CORPORATION

ARADIGM CORPORATION

CONDENSED BALANCE SHEETS

		December 31,
	March 31,	2009
	2010	(Note 1)
	(Unaudited)
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$5,861	$3,903
Short-term investments	3,006	5,228
Receivables	224	155
Prepaid and other current assets	374	328

Total current assets	9,465	9,614
Property and equipment, net	2,001	2,166
Notes receivable	52	52
Other assets	131	133

Total assets	$11,649	$11,965

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$766	$572
Accrued clinical and cost of other studies	160	670
Accrued compensation	282	341
Facility lease exit obligation	223	263
Other accrued liabilities	321	357

Total current liabilities	1,752	2,203
Deferred rent	130	136
Facility lease exit obligation, non-current	806	828
Other non-current liabilities	75	75
Note payable and accrued interest	9,004	8,896

Total liabilities	11,767	12,138

Commitments and contingencies
Shareholders’ deficit:
Preferred stock, 5,000,000 shares authorized, none outstanding
Common stock, no par value; authorized shares: 150,000,000 at March 31, 2010 and December 31, 2009; issued and outstanding shares: 102,369,616 at March 31, 2010; 102,381,116 at December 31, 2009	348,532	348,271
Accumulated other comprehensive income	—	2
Accumulated deficit	(348,650)	(348,446)

Total shareholders’ deficit	(118)	(173)

Total liabilities and shareholders’ deficit	$11,649	$11,965

See accompanying Notes to the Unaudited Condensed Financial Statements

ARADIGM CORPORATION
CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2010	2009
	(In thousands, except per share data)
	(Unaudited)

Revenue:
Contract revenue	$—	$—
Royalty revenue	4,000	—

Total revenue	4,000	—

Operating expenses:
Research and development	2,837	3,726
General and administrative	1,253	1,398
Restructuring and asset impairment	13	17

Total operating expenses	4,103	5,141

Loss from operations	(103)	(5,141)
Interest income	10	28
Interest expense	(109)	(104)
Other expense	(2)	(1)

Net loss	$(204)	$(5,218)

Basic and diluted net loss per common share	$(0.00)	$(0.07)

Shares used in computing basic and diluted net loss per common share	99,872	70,704

See accompanying Notes to the Unaudited Condensed Financial Statements

ARADIGM CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
	2010	2009
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net loss	$(204)	$(5,218)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization and accretion of investments	15	(5)
Depreciation and amortization	165	303
Stock-based compensation expense	261	214
Changes in operating assets and liabilities:
Receivables	(69)	350
Prepaid and other current assets	(46)	136
Restricted cash	—	—
Other assets	2	6
Accounts payable	194	34
Accrued compensation	(59)	(129)
Other liabilities	(438)	835
Deferred rent	(6)	(24)
Deferred revenue	—	313
Facility lease exit obligation	(62)	(96)

Net cash used in operating activities	(247)	(3,281)

Cash flows from investing activities:
Capital expenditures	—	(3)
Purchases of short-term investments	—	—
Proceeds from sales and maturities of short-term investments	2,205	2,400

Net cash provided by investing activities	2,205	2,397

Cash flows from financing activities:
Proceeds from public offering of common stock, net	—	3,927
Proceeds from issuance of common stock, net	—	—

Net cash provided by financing activities	—	3,927

Net increase in cash and cash equivalents	1,958	3,043
Cash and cash equivalents at beginning of period	3,903	16,741

Cash and cash equivalents at end of period	$5,861	$19,784

See accompanying Notes to the Unaudited Condensed Financial Statements

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS
March 31, 2010

1.	Organization, Basis of Presentation and Liquidity

Organization

Aradigm Corporation (the “Company,” “we,” “our,” or “us”) is a California corporation focused on the development and commercialization of drugs delivered by inhalation for the treatment of severe respiratory diseases. The Company’s principal activities to date have included conducting research and development and developing collaborations. Management does not anticipate receiving any revenues from the sale of products in the upcoming year, except for royalty revenue from Zogenix. The Company operates as a single operating segment.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for fair presentation. The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this prospectus. The results of the Company’s operations for the interim periods presented are not necessarily indicative of operating results for the full fiscal year or any future interim period.

The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. For further information, please refer to the audited financial statements and notes thereto included elsewhere in this prospectus.

Liquidity

The Company had cash, cash equivalents and short-term investments of $8.9 million as of March 31, 2010. We believe that this amount, as well as anticipated recurring royalty payments from Zogenix, will be sufficient to enable us to fund our operations through at least the fourth quarter of 2010.

The Company is currently exploring means of raising additional capital to fund further development of the cystic fibrosis indication for ARD-3100, as well as the anticipated costs of our Phase 3 liposomal ciprofloxacin bronchiectasis trials, focusing primarily on establishing funded partnering agreements and through sale or out-licensing of non-strategic assets. If the Company is unsuccessful in raising sufficient funding at acceptable terms, it will be forced to suspend further development of our liposomal ciprofloxacin product candidate after our bronchiectasis Phase 2b trials are completed, or otherwise curtail operations.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include useful lives for property and equipment and related depreciation calculations, estimated amortization period for payments received from product development and license agreements as they relate to revenue recognition, assumptions for valuing options and warrants, and income taxes. Actual results could differ materially from these estimates.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company invests cash and cash equivalents not needed for operations in money market funds, commercial paper, corporate bonds and government notes in accordance with its investment policy.

Investments

Management determines the appropriate classification of the Company’s investments, which consist solely of debt securities, at the time of purchase. All investments are classified as available-for-sale, carried at estimated fair value and reported in cash and cash equivalents or short-term investments. Unrealized gains and losses on available-for-sale securities are excluded from earnings and losses and are reported as a separate component in accumulated other comprehensive income in shareholders’ equity until realized. Fair values of investments are based on quoted market prices where available. Interest income is recognized when earned and includes interest, dividends, amortization of purchase premiums and discounts, and realized gains and losses on sales of securities. The cost of securities sold is based on the specific identification method. The Company regularly reviews all of its investments for other-than-temporary declines in fair value. When the Company determines that the decline in fair value of an investment below the Company’s accounting basis is other-than-temporary, the Company reduces the carrying value of the securities held and records a loss equal to the amount of any such decline. No such reductions have been required during any of the periods presented.

Property and Equipment

The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the respective assets. Machinery and equipment includes external costs incurred for validation of the equipment. The Company does not capitalize internal validation expense. Computer equipment and software includes capitalized computer software. All of the Company’s capitalized software is purchased; the Company has not internally developed computer software. Leasehold improvements are depreciated over the shorter of the term of the lease or useful life of the improvement.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification (“ASC”) 360-10, Property, Plant, and Equipment — Overall, the Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values and the loss is recognized in the statements of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In accordance with ASC 420, Exit or Disposal Cost Obligations (“ASC 420”), the Company recognizes a liability for the cost associated with an exit or disposal activity that is measured initially at its fair value in the period in which the liability is incurred. According to ASC 420, costs to terminate an operating lease or other contracts are (a) costs to terminate the contract before the end of its term or (b) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. In periods subsequent to initial measurement, changes to the liability are measured using the credit-adjusted risk-free rate that was used to measure the liability initially.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

The Company recognizes revenue under the provisions of the SEC’s Staff Accounting Bulletin 104, Topic 13, Revenue Recognition Revised and Updated (“SAB 104”) and ASC 605, Revenue Recognition. In addition, contract revenue from the Company’s collaboration arrangements typically contain multiple elements and are accounted for under the guidance of ASC 605-25, Revenue Recognition-Multiple Element Arrangements.

Contract Revenue.  Contract revenues consist of revenues from grants, collaboration agreements and feasibility studies. The Company records license fees, milestone fees and reimbursement of research and development expenses as contract revenue. The Company reviews all of these arrangements for the existence of multiple elements such as license fees, milestone fees, research and development reimbursements, product steering committee services and other performance obligations.

The Company reviews elements that have been delivered and determines whether such items have value to the Company’s collaborators on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting and are recognized as revenue when delivered and collection is reasonably assured. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. Revenue recognition criteria are identified and applied to each separate unit of accounting. The Company typically has not had reliable evidence of separate units and has treated the entire arrangement as a single unit of accounting.

Royalty Revenue.  The Company earns royalty revenue under the terms of the asset sale agreement with Zogenix. Revenue is recognized when the amounts under this agreement can be determined and when collectability is probable. The Company has no performance obligations under this agreement. Revenue will be recognized from the quarterly royalty payments one quarter in arrears due to the contractual sixty day lag in royalty reporting under the asset sale agreement. In the first quarter of 2010, the Company received the $4.0 million milestone payment that was due upon the first commercial sale by Zogenix of a product using the DosePro* technology. This amount was recorded as royalty revenue for the three months ended March 31, 2010.

Research and Development

Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. Research and development expenses under collaborative and government grants approximate the revenue recognized under such agreements. The Company expenses research and development costs as such costs are incurred.

Stock-Based Compensation

The Company accounts for share-based payment arrangements in accordance with ASC 718, Compensation-Stock Compensation and ASC 505-50, Equity-Equity Based Payments to Non-Employees which requires the recognition of compensation expense, using a fair-value based method, for all costs related to share-based payments including stock options and restricted stock awards and stock issued under the Company’s employee stock purchase plan. This guidance requires companies to estimate the fair value of share-based payment awards on the date of the grant using an option-pricing model. The Company has adopted the simplified method to calculate the beginning balance of the additional paid-in capital, or APIC, pool of excess tax benefits, and to determine the subsequent effect on the APIC pool and statement of cash flows of the tax effects of stock-based compensation awards.

Income Taxes

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. As part of the process of preparing the financial statements, the Company is required to estimate income

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

taxes in each of the jurisdictions in which it operates. This process involves the Company estimating its current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the balance sheets.

The Company assesses the likelihood that it will be able to recover its deferred tax assets. It considers all available evidence, both positive and negative, including the historical levels of income and losses, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If the Company does not consider it more likely than not that it will recover its deferred tax assets, the Company records a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. At March 31, 2010 and December 31, 2009, the Company believed that the amount of its deferred income taxes would not be ultimately recovered. Accordingly, the Company recorded a full valuation allowance for deferred tax assets. However, should there be a change in the Company’s ability to recover its deferred tax assets, the Company would recognize a benefit to its tax provision in the period in which it determines that it is more likely than not that it will recover its deferred tax assets.

Net Loss Per Common Share

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period less the weighted-average number of restricted shares of common stock subject to repurchase. Potentially dilutive securities were not included in the net loss per common share calculation for the three months ended March 31, 2010 and 2009, because the inclusion of such shares would have had an anti-dilutive effect.

Recently Issued Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-17, Milestone Method of Revenue Recognition a consensus of the FASB Emerging Issues Task Force. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method for revenue recognition for research and development arrangements. This standard provides guidance on the criteria that should be met to recognize revenue upon achievement of the related milestone event. This guidance will be effective for us for the three months ending September 30, 2010. We will evaluate the impact of this guidance upon entering into any future collaboration arrangements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 updates ASC 855, Subsequent Events, and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption this guidance did not have an impact on the Company’s financial position or results of operations.

On January 21, 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. We adopted this guidance for the quarter ended March 31, 2010. Adoption did not have an impact on the Company’s financial position or results of operations.

In September 2009, the FASB issued ASU 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (formerly EITF Issue No. 08-1 “Revenue Arrangements with Multiple Deliverables”). This standard modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, license fees and research and development reimbursements, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

revenue in the arrangement among those separate deliverables. The standard also significantly expands the disclosure requirements for multiple deliverable revenue arrangements. We will evaluate the impact of this standard for any multiple-deliverable arrangements that are entered into in the future.

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820, Fair Value Measurements and Disclosures. ASU 2009-05 became effective for us during the quarter ended December 31, 2009. ASU 2009-05 provides guidance regarding valuation for liabilities which trade as an asset in an active market. The adoption of ASU 2009-05 did not have an impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No 162 (now referred to as ASC 105). This guidance states that the codification will become the source of authoritative United States generally accepted accounting principles (“GAAP”). Once the codification is in effect, all of its content will carry the same level of authority. Thus, the GAAP hierarchy was modified to include only two levels of GAAP, authoritative and nonauthoritative. ASC 105 was effective for the Company in the quarter ended September 30, 2009. Beginning with this period, all references to authoritative accounting guidance refers to the topics contained in the Accounting Standards Codification. The adoption of ASC 105 did not have an impact on the Company’s financial position or results of operations.

3.	Cash, Cash Equivalents and Short-Term Investments

A summary of cash and cash equivalents and short-term investments, classified as available-for-sale and carried at fair value is as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	(Loss)	Fair Value

March 31, 2010
Cash and cash equivalents	$5,861	$—	$—	$5,861

Short-term investments:
Commercial paper	$500	$—	$—	$500
Certificates of deposit	980	—	—	980
U.S. treasury and agencies	1,526	—	—	1,526

Total	$3,006	$—	$—	$3,006

December 31, 2009
Cash and cash equivalents	$3,903	$—	$—	$3,903

Short-term investments:
Commercial paper	$500	$—	$—	$500
Certificates of deposit	3,183	2	—	3,185
U.S. treasury and agencies	1,543	—	—	1,543

Total	$5,226	$2	$—	$5,228

The Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents. All short-term investments at March 31, 2010 mature in less than one year.

The Company invests its cash and cash equivalents and short-term investments in money market funds, commercial paper and corporate and government notes. All of these securities are classified as available for sale with the unrealized gain and loss being recorded in accumulated other comprehensive income.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

4.	Fair Value Measurements

The Company records its cash and cash equivalents and its short term investments at fair value. The Company classifies these assets by using the fair value hierarchy which is based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 values are based on quoted prices in active markets. Level 2 values are based on significant other observable inputs. Level 3 values are based on significant unobservable inputs. The following table presents the fair value level for the assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The Company does not have any liabilities that are measured at fair value.

	Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
Description	March 31, 2010	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$5,861	$5,861	$—	$—

Short-term investments:
Commercial paper	$500	$—	$500	$—
Certificates of deposit	980	—	980	—
U.S. treasury and agencies	1,526	—	1,526	—

Total	$3,006	$—	$3,006	$—

The Company’s cash and cash equivalents at March 31, 2010 consist of cash and money market funds. Money market funds are valued using quoted market prices. The Company’s short-term investments at March 31, 2010 consisted of commercial paper, certificates of deposits and U.S. agency notes. The Company uses an independent third party pricing service to value its commercial paper, and other Level 2 investments. The pricing service uses observable inputs such as new issue money market rates, adjustment spreads, corporate actions and other factors and applies a series of matrices pricing model.

5.	Sublease Agreement and Lease Exit Liability

On July 18, 2007, the Company entered into a sublease agreement with Mendel Biotechnology, Inc. (“Mendel”), under which the Company subleases to Mendel approximately 48,000 square feet of the 72,000 square foot facility located at 3929 Point Eden Way, Hayward, CA. The Company recorded a $2.1 million impairment expense related to the sublease for the year ended December, 31, 2007.

The Company recorded this expense and the related lease exit liability because the monthly payments the Company expects to receive under the sublease are less than the amounts that the Company will owe the lessor for the sublease space. The fair value of the lease exit liability was determined using a credit-adjusted risk-free rate to discount the estimated future net cash flows, consisting of the minimum lease payments to the lessor for the sublease space and payments the Company will receive under the sublease. The sublease loss and ongoing accretion expense required to record the lease exit liability at its fair value using the interest method have been recorded as part of restructuring and asset impairment expense in the statement of operations.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

The lease exit liability activity for the three months ended March 31, 2010 is as follows (in thousands):

Three Months Ended
March 31, 2010

Balance at January 1, 2010	$1,091
Accretion expense	13
Lease payments	(75)

Balance at March 31, 2010	$1,029

As of March 31, 2010, $223,000 of the $1,029,000 balance was recorded as a current liability and $806,000 was recorded as a non-current liability.

6.	Collaborations and Royalty Agreements

Zogenix

In August 2006, the Company sold all of its assets related to the Intraject needle-free injector technology platform and products, including 12 United States patents along with foreign counterparts, to Zogenix, Inc., a privately-held pharmaceutical company. Zogenix is responsible for further development and commercialization efforts of Intraject (now rebranded under the name DosePro*). Under the terms of the asset sale agreement, the Company received a $4.0 million initial payment from Zogenix and it will be entitled to a $4.0 million milestone payment upon initial U.S. commercialization as well as quarterly royalty payments upon the sale of DosePro products. In December 2007, Zogenix submitted a New Drug Application (“NDA”) with the U.S. Food and Drug Administration (“FDA”) for the migraine drug sumatriptan using the needle-free injector DosePro (“SUMAVEL* DosePro”). The NDA was accepted for filing by the FDA in March 2008. The same month, Zogenix entered into a license agreement to grant exclusive rights in the European Union to Desitin Pharmaceuticals, GmbH to develop and commercialize SUMAVEL DosePro in the European Union.

On July 16, 2009, Zogenix announced that it had received approval from the FDA for its NDA for SUMAVEL DosePro needle-free delivery system. On August 3, 2009, Zogenix and Astellas Pharma US, Inc. announced that they had entered into an exclusive co-promotion agreement in the U.S. for the SUMAVEL DosePro needle-free delivery system. Under the announced terms of the agreement, the companies will collaborate on the promotion and marketing of SUMAVEL DosePro with Zogenix focusing their sales activities primarily on the neurology market while Astellas will focus mostly on primary care physicians. Zogenix will have responsibility for manufacturing and distribution of the product.

On January 13, 2010, Zogenix announced the U.S. commercial launch of its SUMAVEL DosePro product. The U.S. launch entitled the Company to the $4.0 million milestone payment which it received and recorded as royalty revenue during the three months ended March 31, 2010. The Company did not record any recurring royalty revenue for the three months ended March 31, 2010. Revenue will be recognized from the quarterly royalty payments one quarter in arrears due to the contractual sixty day lag in royalty reporting under the asset sale agreement.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

7.	Stock-Based Compensation and Stock Options and Awards

The following table shows the stock-based compensation expense included in the accompanying condensed statements of operations for the three months ended March 31, 2010 and 2009 (in thousands):

	March 31,	March 31,
	2010	2009

Costs and expenses:
Research and development	$51	$116
General and administrative	210	98

Total stock-based compensation expense	$261	$214

There was no capitalized stock-based employee compensation cost for the quarters ended March 31, 2010 and 2009. Since the Company incurred net losses during the quarters ended March 31, 2010 and 2009, there was no recognized tax benefit associated with stock-based compensation expense.

The total amount of unrecognized compensation cost related to non-vested stock options and stock purchases, net of forfeitures, was $0.5 million as of March 31, 2010. This amount will be recognized over a weighted average period of 1.93 years.

For restricted stock awards, the Company recognizes compensation expense over the vesting period for the fair value of the stock award on the measurement date. The total fair value of restricted stock awards that vested during the three months ended March 31, 2010 was $29,000. The Company retained purchase rights with respect to 2,450,689 shares of unvested restricted stock awards issued pursuant to stock purchase agreements at no cost per share as of March 31, 2010. As of March 31, 2010, there was $0.3 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock awards which are expected to be recognized over a weighted average period of 1.51 years.

Stock Option Plans: 1996 Equity Incentive Plan, 2005 Equity Incentive Plan and 1996 Non-Employee Directors’ Plan

The 1996 Equity Incentive Plan (the “1996 Plan”) and the 2005 Equity Incentive Plan (the “2005 Plan”), which amended, restated and retitled the 1996 Plan, were adopted to provide a means by which selected officers, directors, scientific advisory board members and employees of and consultants to the Company and its affiliates could be given an opportunity to acquire an equity interest in the Company. All employees, directors, officers, scientific advisory board members and consultants of the Company are eligible to participate in the 2005 Plan. During 2000, the board of directors approved the termination of the 1996 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”). This termination had no effect on options already outstanding under the Directors’ Plan.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

Stock Option Activity

The following is a summary of activity under the 1996 Plan, the 2005 Plan and the Directors’ Plan for the three months ended March 31, 2010:

		Options Outstanding
						Weighted
	Shares Available					Average
	for Grant of	Number of				Exercise
	Option or Award	Shares	Exercise Price Range			Price

Balance at January 1, 2010	763,185	5,088,443	$0.15	—	$120.63	$2.49
Options authorized	—	—	—	—	—	—
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options cancelled	120,043	(120,043)	$0.25	—	$120.63	$20.16
Restricted share awards granted	—	—	—	—	—	—
Restricted share awards cancelled	11,500	—	—	—	—	—
Plan shares cancelled and not reauthorized	(4,136)	—	$120.63	—	$120.63	$120.63

Balance at March 31, 2010	890,592	4,968,400	$0.15	—	$115.00	$2.07

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company’s stock exceeded the exercise price of the stock options at March 31, 2010 for those stock options for which the quoted market price was in excess of the exercise price (“in-the-money options”). As of March 31, 2010, options to purchase 3,279,951 shares of common stock were exercisable and had an aggregate intrinsic value of zero. In addition, options that were not yet exercisable also had an intrinsic value of zero. Thus, all of the Company’s options were “under water” since all the exercise prices of the Company’s outstanding options exceeded the market value of the Company’s common stock as of March 31, 2010.

No options were exercised during the three months ended March 31, 2010.

A summary of the Company’s unvested restricted stock and performance bonus stock award activities as of March 31, 2010 is presented below representing the maximum number of shares that could be earned or vested under the 2005 Plan:

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Balance at December 31, 2009	2,668,006	$0.41
Restricted share awards issued	—	—
Restricted share awards vested	(205,817)	0.26
Restricted share awards cancelled	(11,500)	0.25

Balance at March 31, 2010	2,450,689	$0.43

10.	Net Loss Per Common Share

The Company computes basic net loss per common share using the weighted-average number of shares of common stock outstanding during the period less the weighted-average number of shares of common stock subject to repurchase. The effects of including the incremental shares associated with options, warrants and unvested restricted stock are anti-dilutive, and are not included in the diluted weighted average number of shares of common stock outstanding for the three months ended March 31, 2010 and 2009.

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

The Company excluded the following securities from the calculation of diluted net loss per common share for the three months ended March 31, 2010 and 2009, as their effect would be anti-dilutive (in thousands):

	Three Months Ended
	March 31,
	2010	2009

Outstanding stock options	4,968	5,184
Unvested restricted stock	2,450	907

11.	Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income, which for the Company is primarily comprised of unrealized holding gains and losses on the Company’s available-for-sale securities that are excluded from the accompanying condensed statements of operations in computing net loss and reported separately in shareholders’ equity. Comprehensive loss and its components are as follows (in thousands):

	Three Months Ended
	March 31,
	2010	2009

Net loss	$(204)	$(5,218)
Other comprehensive income:
Change in unrealized gain (loss) on available-for-sale securities	(2)	(4)

Comprehensive loss	$(206)	$(5,222)

12.	Subsequent Events

June 2010 Private Placement

On June 21, 2010, the Company closed the June 2010 private placement, in which it sold 34,702,512 shares of common stock and warrants to purchase an aggregate of 7,527,214 shares of common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that was entered into with the investors on June 18, 2010. At the closing of the June 2010 private placement, the Company received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after the Company has called and held a special meeting of its shareholders to vote on a proposal to approve an amendment to the amended and restated articles of incorporation to increase the number of authorized shares of common stock and has received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby the Company has the right to require the holders to exercise the warrants after receiving the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on the requisite shareholder approval is received for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, the Company would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

Novo Nordisk Stock Purchase Agreement

On July 30, 2010, the Company entered into the Novo Nordisk stock purchase agreement providing for the issuance by the Company to Novo Nordisk A/S in a private placement of 26,000,000 shares of common stock in consideration for the termination of all of the Company’s obligations under an existing promissory note and security

ARADIGM CORPORATION

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by the Company, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with the Company’s January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to the Company in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. As of the date of this prospectus, the amount outstanding under the July 3, 2006 promissory note and security agreement, including accrued interest, was approximately $9.2 million. The Novo Nordisk stock purchase agreement requires the Company to call and hold a special meeting of its shareholders to vote on a proposal to approve an amendment to its amended and restated articles of incorporation to increase the number of authorized shares of the Company’s common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to the Company’s receipt of the requisite shareholder approval on such proposal. The Company intends to present this proposal and the proposal to approve an amendment to the amended and restated articles of incorporation to increase the number of authorized shares of common stock contemplated by the June 2010 private placement, to shareholders at the same special meeting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Aradigm Corporation

We have audited the accompanying balance sheets of Aradigm Corporation as of December 31, 2009 and 2008, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aradigm Corporation at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
March 22, 2010

ARADIGM CORPORATION

BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands, except
	share data)

ASSETS
Current assets:
Cash and cash equivalents	$3,903	$16,741
Short-term investments	5,228	2,399
Receivables	155	393
Restricted cash	—	225
Prepaid and other current assets	328	387

Total current assets	9,614	20,145
Property and equipment, net	2,166	5,093
Notes receivable	52	34
Other assets	133	247

Total assets	$11,965	$25,519

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$572	$739
Accrued clinical and cost of other studies	670	94
Accrued compensation	341	1,051
Facility lease exit obligation	263	318
Other accrued liabilities	357	630

Total current liabilities	2,203	2,832
Deferred rent, non-current	136	199
Facility lease exit obligation, non-current	828	1,056
Deferred revenue, non-current	—	4,122
Other non-current liabilities	75	82
Note payable and accrued interest	8,896	8,472

Total liabilities	12,138	16,763

Commitments and contingencies
Shareholders’ equity (deficit):
Preferred stock, 5,000,000 shares authorized, none outstanding
Common stock, no par value; authorized shares: 150,000,000 at December 31, 2009 and 2008; issued and outstanding shares:
102,381,116 at December 31, 2009; 55,029,384 at December 31, 2008	348,271	343,426
Accumulated other comprehensive income	2	4
Accumulated deficit	(348,446)	(334,674)

Total shareholders’ equity (deficit)	(173)	8,756

Total liabilities and shareholders’ equity (deficit)	$11,965	$25,519

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008
	(In thousands, except
	share data)

Revenue:
Contract revenue	$4,883	$251

Operating expenses:
Research and development	11,406	16,499
General and administrative	5,030	6,679
Restructuring and asset impairment	1,874	79

Total operating expenses	18,310	23,257

Loss from operations	(13,427)	(23,006)
Interest income	72	781
Interest expense	(428)	(408)
Other (expense), net	(4)	—

Loss before income taxes	(13,787)	(22,633)
Income tax benefit	15	25

Net loss	$(13,772)	$(22,608)

Basic and diluted net loss per common share	$(0.15)	$(0.42)

Shares used in computing basic and diluted net loss per common share	92,348	54,162

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

			Accumulated		Total
			Other		Shareholders’
	Common Stock		Comprehensive	Accumulated	Equity
	Shares	Amount	Income (Loss)	Deficit	(Deficit)

Balances at December 31, 2007	54,772,705	$342,355	$10	$(312,066)	$30,299
Issuance of common stock under the employee stock purchase plan	300,524	190	—	—	190
Issuance of common stock upon exercise of common stock options	3,750	4	—	—	4
Stock-based compensation	—	877	—	—	877
Reversal of restricted stock award due to forfeiture	(47,595)	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	(22,608)	(22,608)
Unrealized (loss) on available-for-sale investments	—	—	(6)	—	(6)

Total comprehensive loss					(22,614)

Balances at December 31, 2008	55,029,384	343,426	4	(334,674)	8,756
Issuance of common stock in a public offering, net of issuance costs	44,663,071	3,927	—	—	3,927
Issuance of common stock under the employee stock purchase plan	371,036	45	—	—	45
Issuance of common stock upon exercise of common stock options	—	—	—	—	—
Issuance of restricted stock awards	2,418,250	—	—	—	—
Reversal of restricted stock award due to forfeiture	(100,625)	—	—	—	—
Stock-based compensation	—	873	—	—	873
Comprehensive loss:
Net loss	—	—	—	(13,772)	(13,772)
Unrealized (loss) on available-for-sale investments	—	—	(2)	—	(2)
Total comprehensive loss	—	—	—	—	(13,774)

Balances at December 31, 2009	102,381,116	$348,271	$2	$(348,446)	$(173)

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008
	(In thousands)

Cash flows from operating activities:
Net loss	$(13,772)	$(22,608)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash asset impairment on property and equipment	1,654	—
Facility lease exit costs	158	—
Amortization and accretion of investments	21	26
Depreciation and amortization	1,067	871
Stock-based compensation expense	873	877
Loss on disposition of property and equipment	4	1
Changes in operating assets and liabilities:
Receivables	238	106
Prepaid and other current assets	61	584
Restricted cash	225	80
Other assets	14	24
Accounts payable	(167)	(1,113)
Accrued compensation	(710)	(201)
Accrued liabilities	720	(414)
Deferred rent	(63)	(84)
Deferred revenue	(4,122)	3,242
Facility lease exit obligation	(325)	(375)

Net cash used in operating activities	(14,124)	(18,984)

Cash flows from investing activities:
Capital expenditures	185	(2,548)
Purchases of available-for-sale investments	(11,438)	(3,629)
Proceeds from maturities of available-for-sale investments	8,585	11,744
Notes receivable payments	(18)	—

Net cash provided (used) by investing activities	(2,686)	5,567

Cash flows from financing activities:
Proceeds from public offering of common stock, net	3,927	—
Proceeds from issuance of common stock to Employee Stock Purchase Plan	45	190
Proceeds from exercise of common stock options	—	4

Net cash provided by financing activities	3,972	194

Net (decrease) in cash and cash equivalents	(12,838)	(13,223)
Cash and cash equivalents at beginning of year	16,741	29,964

Cash and cash equivalents at end of year	$3,903	$16,741

Supplemental disclosure of cash flow information:
Cash paid for interest	$4	$7

Cash paid (received) for income taxes	$(25)	$—

See accompanying Notes to Financial Statements.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

Aradigm Corporation (the “Company”) is a California corporation focused on the development and commercialization of drugs delivered by inhalation for the treatment of severe respiratory diseases. The Company’s principal activities to date have included conducting research and development and developing collaborations. Management does not anticipate receiving any revenues from the sale of its products in the upcoming year, except for milestone and royalty revenue from Zogenix. The Company operates as a single operating segment.

Liquidity and Financial Condition

The Company has incurred significant losses and negative cash flows from operations since its inception. At December 31, 2009, the Company had an accumulated deficit of $348.4 million, working capital of $7.4 million and shareholders’ deficit of $0.2 million. Management believes that cash, cash equivalents and short-term investments at December 31, 2009, along with the anticipated Zogenix milestone and royalty payments will be sufficient to enable the Company to meet its obligations at least through 2010. Management plans to continue to fund the Company’s operations with its cash balance, cash obtained through milestone and royalty payments from Zogenix and proceeds from the issuance of debt and/or equity securities.

Use of Estimates

The preparation of financial statements, in conformity with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include useful lives for property and equipment and related depreciation calculations, estimated amortization period for payments received from product development and license agreements as they relate to the revenue recognition, assumptions for valuing options and warrants, and income taxes. Actual results could differ from these estimates.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the time of purchase are classified as cash equivalents.

Investments

Management determines the appropriate classification of the Company’s marketable securities, which consist solely of debt securities, at the time of purchase. All marketable securities are classified as available-for-sale, carried at estimated fair value and reported in short-term investments. Unrealized gains and losses on available-for-sale securities are excluded from earnings and losses and are reported as a separate component in the statement of shareholders’ equity (deficit) until realized. Fair values of investments are based on quoted market prices where available. Investment income is recognized when earned and includes interest, dividends, amortization of purchase premiums and discounts and realized gains and losses on sales of securities. The cost of securities sold is based on the specific identification method. The Company regularly reviews all of its investments for other-than-temporary declines in fair value. When the Company determines that the decline in fair value of an investment below the Company’s accounting basis is other-than-temporary, the Company reduces the carrying value of the securities held and records a loss in the amount of any such decline. No such reductions have been required during any of the periods presented.

Property and Equipment

The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the respective assets. Machinery and equipment includes external costs

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

incurred for validation of the equipment. The Company does not capitalize internal validation expense. Computer equipment and software includes capitalized computer software. All of the Company’s capitalized software is purchased; the Company has not internally developed computer software. Leasehold improvements are depreciated over the shorter of the term of the lease or useful life of the improvement.

The estimated useful lives of property and equipment are as follows:

Computer equipment and software	3 to 5 years
Furniture and fixtures	5 to 7 years
Lab equipment	5 to 7 years
Machinery and equipment	5 years
Leasehold improvements	5 to 17 years

Impairment of Long-Lived Assets

In accordance with Statement of Accounting Standards Codification (“ASC”) 360-10, Property Plant and Equipment — Overall, the Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values and the loss is recognized in the statements of operations (see Note 12).

Accounting for Costs Associated with Exit or Disposal Activities

In accordance with ASC 420, Exit or Disposal Activities the Company recognizes a liability for the cost associated with an exit or disposal activity that is measured initially at its fair value in the period in which the liability is incurred. The Company accounted for the partial sublease of its headquarters building as an exit activity and recorded the sublease loss in its statement of operations (see Note 6).

According to ASC 420, costs to terminate an operating lease or other contracts are (a) costs to terminate the contract before the end of its term or (b) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. In periods subsequent to initial measurement, changes to the liability are measured using the risk-free rate that was used to measure the liability initially.

Revenue Recognition

Contract revenues consist of revenues from grants, collaboration agreements and feasibility studies. The Company recognizes revenue under the provisions of the Securities and Exchange Commission issued Staff Accounting Bulletin 10, Topic 13, Revenue Recognition Revised and Updated (“SAB Topic 13”) and ASC 605-25, Revenue Recognition-Multiple Elements. Revenue for arrangements not having multiple deliverables, as outlined in ASC 605-25, is recognized once costs are incurred and collectability is reasonably assured.

In accordance with contract terms, milestone payments from collaborative research agreements are considered reimbursements for costs incurred under the agreements and, accordingly, are recognized as revenue either upon completion of the milestone effort, when payments are contingent upon completion of the effort, or are based on actual efforts expended over the remaining term of the agreement when payments precede the required efforts. Refundable development payments are deferred until specific performance criteria are achieved. Refundable development payments are generally not refundable once specific performance criteria are achieved and accepted.

Collaborative license and development agreements that require the Company to provide multiple deliverables, such as a license, research and product steering committee services and other performance obligations, are accounted for in accordance with ASC 605-25. Under ASC 605-25, delivered items are evaluated to determine

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

whether such items have value to the Company’s collaborators on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. The appropriate revenue recognition criteria are identified and applied to each separate unit of accounting.

The Company determined that the Lung Rx collaboration agreement, since it comprised of multiple deliverables without standalone value, should be treated as a single unit of accounting.

Research and Development

Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. The Company expenses research and development costs as incurred.

Advertising

Advertising costs are charged to general and administrative expense as incurred. Advertising expenses for the years ended December 31, 2009 and 2008 were zero and $7,000, respectively.

Stock-Based Compensation

The Company accounts for share-based payment arrangements in accordance with ASC 718, Compensation-Stock Compensation and ASC 505-50, Equity-Equity Based Payments to Non-Employees which requires the recognition of compensation expense, using a fair-value based method, for all costs related to share-based payments including stock options and restricted stock awards and stock issued under the employee stock purchase plan. These standards require companies to estimate the fair value of share-based payment awards on the date of the grant using an option-pricing model. See Note 10 for further discussion of the Company’s stock-based compensation plans.

Income Taxes

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of revenue and expense for tax and financial statement purposes. As part of the process of preparing the financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the estimation of the current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included in the Company’s balance sheets.

The Company assesses the likelihood that they will be able to recover their deferred tax assets. The Company considers all available evidence, both positive and negative, including its historical levels of income and losses, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If the Company does not consider it more likely than not that they will recover their deferred tax assets, they will record a valuation allowance against the deferred tax assets that they estimate will not ultimately be recoverable. At December 31, 2009 and 2008, the Company believed that the amount of their deferred income taxes would not be ultimately recovered. Accordingly, the Company recorded a full valuation allowance for deferred tax assets. However, should there be a change in the Company’s ability to recover its deferred tax assets, they would recognize a benefit to their tax provision in the period in which they determine that it is more likely than not that they will recover their deferred tax assets.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net Loss Per Common Share

Basic net loss per common share is computed using the weighted-average number of shares of common stock outstanding less the weighted-average number of shares subject to repurchase. Unvested restricted stock awards subject to repurchase totaled 2,668,000 shares and 704,000 shares for the years ended December 31, 2009 and 2008, respectively. Potentially dilutive securities were not included in the net loss per share calculation for the years ended December 31, 2009 and 2008 because the inclusion of such shares would have had an anti-dilutive effect.

Potentially dilutive securities include the following (in thousands):

	Years Ended December 31,
	2009	2008

Outstanding stock options	5,088	4,185
Unvested restricted stock	2,668	704

Significant Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Risks associated with these instruments are mitigated by banking with, and only purchasing commercial paper and corporate notes from, creditworthy institutions. The maximum amount of loss due to credit risk associated with these financial instruments is their respective fair values as stated in the accompanying balance sheets.

Comprehensive Income (Loss)

ASC 220, Comprehensive Income requires that an entity’s change in equity or net assets during a period from transactions and other events from non-owner sources be reported. The Company reports unrealized gains or losses on its available-for-sale securities as other comprehensive income (loss). Total comprehensive income (loss) has been disclosed on the statement of shareholders’ equity (deficit).

Recently Issued Accounting Pronouncements

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (formerly EITF Issue No. 08-1 “Revenue Arrangements with Multiple Deliverables”). This standard modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, license fees and research and development reimbursements, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also significantly expands the disclosure requirements for multiple deliverable revenue arrangements. We will evaluate the impact of this standard for any multiple-deliverable arrangements that are entered into in the future.

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820, Fair Value Measurements and Disclosures. ASU 2009-05 became effective for us during the quarter ended December 31, 2009. ASU 2009-05 provides guidance regarding valuation for liabilities which trade as an asset in an active market. The adoption of ASU 2009-05 did not have an impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No 162 (now referred to as ASC 105). This guidance states that that the codification will become the source of authoritative United States generally accepted accounting principles (“GAAP”). Once the codification is in effect, all of its content will carry

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

the same level of authority. Thus, the GAAP hierarchy was modified to include only two levels of GAAP, authoritative and nonauthoritative. ASC 105 was effective for the Company in the quarter ended September 30, 2009. Beginning with this period, all references to authoritative accounting guidance refers to the topics contained in the Accounting Standards Codification. The adoption of ASC 105 did not have an impact on the Company’s financial position or results of operations.

In May 2009, the FASB issued an accounting standard codified in ASC 855, Subsequent Events (formerly SFAS 165). This standard provides guidance on management’s assessment of subsequent events and includes existing guidance that was previously included in United States generally accepted auditing standards. In addition, the statement clarifies that management is responsible for evaluating events and transactions occurring after the balance sheet date and through the financial statement issuance date that should be disclosed as subsequent events. The evaluation and assessment must be performed for interim and annual reporting periods. ASC 855 was effective for the Company for the quarter ended June 30, 2009. In February 2010, the FASB issued ASU 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 updates ASC 855, Subsequent Events and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption ASC 855 did not have an impact on the Company’s financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of FSP FAS 157-2. The adoption of FSP FAS 157-2 did not have a material impact on the Company’s financial position and results of operations.

In December 2007, the FASB issued an accounting standard codified in ASC 805, Business Combinations (formerly 141(R)). This statement establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance was effective for the Company for any acquisitions that would have occurred beginning in January 2009. The Company will assess the impact of this standard and when a future acquisition occurs.

In November 2007, the FASB issued an accounting standard codified in ASC 808, Collaborative Arrangements (formerly EITF Issue 07-01). Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. This standard was effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

In June 2007, the FASB issued an accounting standard codified in ASC 730, Research and Development (formerly EITF Issue 07-03). This standard provides guidance on whether non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

accounted for as research and development costs or deferred and capitalized until the goods have been delivered or the related services have been rendered. This standard was effective for fiscal years beginning after December 15, 2007. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

In September 2006, the FASB issued an accounting standard codified in ASC 820, Fair Value Measurements (formerly SFAS 157). Among other requirements, this standard defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. This standard was effective beginning the first fiscal year that began after November 15, 2007. The Company adopted this standard on January 1, 2008 and adoption has not had a material impact on the Company’s financial position and results of operations.

2.	Cash and Cash Equivalents and Short-term Investments

A summary of cash and cash equivalents and short-term investments, classified as available-for-sale and carried at fair value is as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	(Loss)	Fair Value

December 31, 2009
Cash and cash equivalents	$3,903	$—	$—	$3,903

Short-term investments:
Commercial paper	$500	$—	$—	$500
Certificates of deposit	3,183	2	—	3,185
U.S. Treasury and agencies	1,543	—	—	1,543

Total	$5,226	$2	$—	$5,228

December 31, 2008
Cash and cash equivalents	$16,741	$—	$—	$16,741

Short-term investments:
Commercial paper	$2,395	$4	$—	$2,399
U.S. Treasury and agencies	—	—	—	—

Total	$2,395	$4	$—	$2,399

All short-term investments at December 31, 2009 and 2008 mature in less than one year. Unrealized holding gains and losses on securities classified as available-for-sale are recorded in accumulated other comprehensive income. As of December 31, 2009 and 2008 the difference between the fair value and amortized cost of available-for-sale securities were gains of $2,000 and $4,000, respectively.

3.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements. (now referred to as ASC 820) which clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 values are based on quoted prices in active markets. Level 2 values are based on significant other observable inputs. Level 3 values are based on significant unobservable inputs. The following table presents the fair value level for the cash and cash equivalents and short-term investments which represents the assets that are

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The Company does not have any liabilities that are measured at fair value.

	Balance
	December 31,
Description	2009	Level 1	Level 2	Level 3
	(In thousands)

Cash and cash equivalents	$3,903	$3,903	$—	$—
Short-term investments	5,228	—	5,228	—

Total	$9,131	$3,903	$5,228	$—

The Company’s cash and cash equivalents at December 31, 2009 consist of cash and money market funds. Money market funds are valued using quoted market prices. The Company’s short-term investments at December 31, 2009 consist of commercial paper, certificates of deposit and U.S. Treasury and agency notes. The Company uses an independent third party pricing service to value these securities. The pricing service uses observable inputs such as new issue money market rates, adjustment spreads, corporate actions and other factors and applies a series of matrices pricing model. The Company performs a review of prices reported by the pricing service to determine if they are reasonable estimates of fair value. In addition, the Company performs a review of its securities to determine the proper classification in accordance with the fair value hierarchy.

4.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2009	2008

Machinery and equipment	$4,510	$5,282
Furniture and fixtures	1,138	1,142
Lab equipment	2,488	2,488
Computer equipment and software	2,630	2,636
Leasehold improvements	1,861	1,901

Property and equipment at cost	12,627	13,449
Less accumulated depreciation and amortization	(10,461)	(9,512)

Subtotal	2,166	3,937
Construction in progress	—	1,156

Property and equipment, net	$2,166	$5,093

Depreciation expense was $1,067,000 and $871,000 for the years ended December 31, 2009 and 2008, respectively.

5.	Restricted Cash

In accordance with the terms of the Company’s sublease agreement with Mendel (see Note 6), the Company maintained a certificate of deposit as collateral against a letter of credit to secure the refund to Mendel of any unapplied portion of the prepaid rent paid by Mendel. The restriction on the Company’s cash was lifted as the prepaid rent was applied by Mendel. The letter of credit expired in November 2009 and all of the restricted cash has been remitted to the Company’s main operating bank accounts.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Sublease Agreement and Lease Exit Liability:

On July 18, 2007, the Company entered into a sublease agreement with Mendel to lease approximately 48,000 square feet of the Company’s 72,000 square foot headquarters facility located in Hayward, California. In April 2009, the Company entered into an amendment to its sublease agreement with Mendel to sublease to Mendel an additional 1,550 square feet. The Company recorded an additional sublease loss on the amendment since the monthly payments the Company expects to receive are less than the Company will owe the lessor for the subleased space.

During the year ended December 31, 2007, the Company recorded a $2.1 million lease exit liability and related expense for the expected loss on the sublease, in accordance with ASC 420 Exit or Disposal Cost Obligations, because the monthly payments the Company expects to receive under the sublease are less than the amounts that the Company will owe the lessor for the sublease space. The fair value of the lease exit liability was determined using a credit-adjusted risk-free rate to discount the estimated future net cash flows, consisting of the minimum lease payments to the lessor for the sublease space and payments the Company will receive under the sublease. The sublease loss and ongoing accretion expense required to record the lease exit liability at its fair value using the interest method have been recorded as part of restructuring and asset impairment expense in the statement of operations. The lease exit liability activity for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	Year Ended December 31,
	2009	2008

Balance at beginning of year	$1,374	$1,749
Loss on sublease amendment to Mendel	42	—
Accretion expense	61	79
Lease payments	(386)	(454)

Balance at end of the year	$1,091	$1,374

The Company classified $263,000 of the $1,091,000 lease exit liability in current liabilities and the remaining $828,000 in non-current liabilities in the accompanying balance sheet at December 31, 2009. At December 31, 2008, the Company classified $318,000 of the lease exit liability in current liabilities and $1,056,000 in non-current liabilities.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,
	2009	2008

Other accrued liabilities:
Accrued expense for services	$302	$389
Payroll withholding liabilities	47	76
Deposits	—	153
Other short term obligations	8	12

Total other accrued liabilities	$357	$630

Other non-current liabilities:
Deposits	$75	$75
Other long term obligations	—	7

Total other non-current liabilities	$75	$82

8.	Notes Payable and Accrued Interest

On July 3, 2006, Novo Nordisk, pursuant to the July 3, 2006 License Agreement, loaned the Company a principal amount of $7.5 million under a Promissory Note and Security Agreement (“Promissory Note”). The Promissory Note bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of $3.5 million at July 2, 2012, July 1, 2013 and June 30, 2014. The amount outstanding under the Promissory Note, including accrued interest, was $8.9 million and $8.5 million as of December 31, 2009 and 2008, respectively. The Promissory Note along with the related accrued interest, is recorded on the balance sheets as a non-current liability under the notes payable and accrued interest line item.

The Promissory Note contains a number of covenants that include restrictions in the event of changes to corporate structure, change in control and certain asset transactions. The Promissory Note was also secured by a pledge of the net royalty stream payable to the Company by Novo Nordisk pursuant to the July 3, 2006 License Agreement.

The Company subsequently received a notice of termination of the July 3, 2006 License Agreement by Novo Nordisk in January 2008. The termination of the July 3, 2006 License Agreement did not accelerate any of the payment provisions under the Promissory Note. As of March 22, 2010, there were no covenant violations or any event of default.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Leases, Commitments and Contingencies

The Company has a lease for a building containing office and laboratory and manufacturing facilities, which expires in 2016. A portion of this lease obligation was offset by a sublease to Mendel Biotechnology, Inc. (“Mendel”). Future minimum non-cancelable lease payments at December 31, 2009 are as follows (in thousands):

	Operating	Mendel	Net Operating
	Leases	Sub-Lease	Lease Payments

Year ending December 31:
2010	$1,850	$(957)	$893
2011	1,639	(986)	653
2012	1,704	(896)	808
2013	1,774	—	1,774
2014	1,844	—	1,844
2015 and thereafter	2,938	—	2,938

Total minimum lease payments	$11,749	$(2,839)	$8,910

In July 2007, the Company entered into a sublease agreement with Mendel to lease approximately 48,000 square feet of its 72,000 square foot headquarters located in Hayward, California. In April 2009, the Company entered into an amendment to its sublease agreement with Mendel to sublease an additional 1,550 square feet.

The sublease commenced in July 2007 and expires concurrently with the master lease in July 2016. Under the sublease and amendment, Mendel will make monthly base rent payments totaling $2.6 million (exclusive of the termination fee) through August 2012 that will offset a portion of the Company’s existing building lease obligation. Mendel has the option to terminate the sublease early on September 1, 2012 for a termination fee of $225,000. If the option to terminate the sublease is not exercised by Mendel, the Company will receive $4.2 million of additional monthly base rent payments through the expiration of the sublease in 2016. Mendel will also pay the Company for its share of all pass through costs such as taxes, operating expenses and utilities based on the percentage of the facility space occupied by them.

The Company’s monthly rent payments fluctuates under the master lease. In accordance with generally accepted accounting principles, the Company recognizes rent expense on a straight-line basis. The Company records deferred rent for the difference between the amounts paid and recorded as expense. At December 31, 2009 and 2008, the Company had $0.1 million and $0.2 million of deferred rent, respectively.

For the years ended December 31, 2009 and 2008, building rent expense under operating leases totaled $0.6 million and $0.7 million, respectively.

Indemnification

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises, and (ii) agreements with the Company’s officers, directors and employees, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. To date, the Company has made no payments related to such indemnifications and no liabilities have been recorded for these obligations on the balance sheets at December 31, 2009 or 2008.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Legal Matters

From time to time, the Company is involved in litigation arising out of the ordinary course of its business. Currently there are no known claims or pending litigation expected to have a material effect on the Company’s overall financial position, results of operations, or liquidity.

10.	Shareholders’ Equity

On February 26, 2009, the Company closed a registered direct offering covering the sale of an aggregate of 44.7 million shares under a shelf registration statement on Form S-3 (No. 333-148263) that was previously filed by the Company on December 21, 2007 and declared effective by the SEC on January 25, 2008. The Company received net proceeds, after offering expenses, of $3.9 million.

During 2009, the Company issued 371,036 shares of common stock pursuant to the Employee Stock Purchase Plan (“ESPP”) at an average price of $0.12 per share.

Reserved Shares

At December 31, 2009 the Company had 5,088,443 shares reserved for issuance upon exercise of options under all stock option plans and 763,185 shares of common stock reserved for issuance of new option grants. The Company had 3,068,880 shares available for future issuances under the ESPP. The amount of shares available under the ESPP was increased by 2,500,000 on May 15, 2009. On that date, the Company’s shareholders approved an amendment to the ESPP to increase the aggregate number of shares of common stock authorized for issuance.

Shareholder Rights Plan

In September 2008, the Company adopted an amended and restated shareholder rights plan, which replaced the rights plan originally adopted in August 1998. Pursuant to the rights plan, as amended and restated, the Company distributes rights to purchase shares of Series A Junior Participating Preferred Stock as a dividend at the rate of one right for each share of common stock outstanding. Until the rights are distributed, the rights trade with, and are not separable from, the Company’s common stock and are not exercisable. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive the Company’s shareholders of their interest in the Company’s long-term value. The shareholder rights plan seeks to achieve these goals by encouraging a potential acquirer to negotiate with the Company’s board of directors. The rights will expire at the close of business on September 8, 2018.

Stock Option Plans: 1996 Equity Incentive Plan, 2005 Equity Incentive Plan and 1996 Non-Employee Directors’ Plan

The 1996 Equity Incentive Plan (the “1996 Plan”) and the 2005 Equity Incentive Plan (the “2005 Plan”), which amended, restated and retitled the 1996 Plan, were adopted to provide a means by which officers, non-employee directors, scientific advisory board members and employees of and consultants to the Company and its affiliates could be given an opportunity to acquire an equity interest in the Company. All officers, non-employee directors, scientific advisory board members and employees of and consultants to the Company are eligible to participate in the 2005 Plan.

In April 1996, the Company’s Board of Directors adopted and the Company’s shareholders approved the 1996 Plan, which amended and restated an earlier stock option plan. The 1996 Plan reserved 960,000 shares for future grants. During May 2001, the Company’s shareholders approved an amendment to the Plan to include an evergreen provision. In 2003, the 1996 Plan was amended to increase the maximum number of shares available for issuance under the evergreen feature of the 1996 Plan by 400,000 shares to 2,000,000 shares. The evergreen provision automatically increased the number of shares reserved under the 1996 Plan, subject to certain limitations, by 6% of the issued and outstanding shares of common stock of the Company or such lesser number of shares as determined

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

by the board of directors on the date of the annual meeting of shareholders of each fiscal year beginning 2001 and ending 2005. As of December 31, 2009, the Company had 334,257 options outstanding and 224,652 shares were available for future grants under the 1996 Plan.

In March 2005, the Company’s board of directors adopted and in May 2005 the Company’s shareholders approved the 2005 Plan, which amended, restated and retitled the 1996 Plan. All outstanding awards granted under the 1996 Plan remain subject to the terms of the 1996 Plan. All stock awards granted on or after the adoption date are subject to the terms of the 2005 Plan. No shares were added to the share reserve under the 2005 Plan other than the shares available for future issuance under the 1996 Plan. Pursuant to the 2005 Plan, the Company had 2,918,638 shares of common stock authorized for issuance. Options (net of canceled or expired options) covering an aggregate of 1,999,252 shares of the Company’s common stock had been granted under the 1996 Plan, and 919,386 shares became available for future grant under the 2005 Plan. In March 2006, the Company’s board of directors amended, and in May 2006 the Company’s shareholders approved, the amendment to the 2005 Plan, increasing the shares of common stock authorized for issuance by 2,000,000. In April 2007, the Company’s board of directors amended, and in June 2007, the Company’s shareholders approved the amendment to the 2005 Plan, increasing the shares of common stock authorized for issuance by 1,600,000 shares. In March 2008, the Company’s board of directors amended, and in May 2008 the Company shareholder’s approved, the amendment to the 2005 Plan, increasing the shares of common stock authorized by 2,700,000. As of December 31, 2009, 538,533 shares were available for future grants.

Options granted under the 2005 Plan expire no later than 10 years from the date of grant. Options granted under the 2005 Plan may be either incentive or non-statutory stock options. For incentive and non-statutory stock option grants, the option price shall be at least 100% and 85%, respectively, of the fair value on the date of grant, as determined by the Company’s board of directors. If at any time the Company grants an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant.

Options granted under the 2005 Plan may be immediately exercisable if permitted in the specific grant approved by the board of directors and, if exercised early may be subject to repurchase provisions. The shares acquired generally vest over a period of four years from the date of grant. The 2005 Plan also provides for a transition from employee to consultant status without termination of the vesting period as a result of such transition. Under the 2005 Plan, employees may exercise options in exchange for a note payable to the Company, if permitted under the applicable grant. As of December 31, 2009 and 2008, there were no outstanding notes receivable from shareholders. Any unvested stock issued is subject to repurchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the original issue price. The common stock subject to repurchase has voting rights, but cannot be resold prior to vesting. No grants with early exercise provisions have been made under the 2005 Plan and no shares have been repurchased. The Company granted options to purchase 2,078,000 shares and 898,000 shares during the years ended December 31, 2009 and 2008, respectively, under the 2005 Plan, which included option grants to the Company’s non-employee directors in the amount of 600,000 shares and 125,000 shares during 2009 and 2008, respectively. The 2005 Plan had 4,744,450 option shares outstanding as of December 31, 2009.

The 1996 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”) had 45,000 shares of common stock authorized for issuance. Options granted under the Directors’ Plan expire no later than 10 years from date of grant. The option price shall be at 100% of the fair value on the date of grant as determined by the board of directors. The options generally vest quarterly over a period of one year. During 2000, the board of directors approved the termination of the Directors’ Plan. No more options can be granted under the plan after its termination. The termination of the Directors’ Plan had no effect on the options already outstanding. There were 3,407 and 1,500 shares cancelled due to option expirations for the years ended December 31, 2009 and 2008, respectively. As

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

of December 31, 2009, 9,736 outstanding options with exercise prices ranging from $107.81 — $120.63 remained with no additional shares available for grant.

The following is a summary of activity under the 1996 Plan, the 2005 Plan and the Directors’ Plan as of December 31, 2009:

		Options Outstanding
						Weighted
	Shares Available					Average
	for Grant of	Number of				Exercise
	Option or Award	Shares	Price per Share			Price

Balance at December 31, 2007	1,837,161	3,493,154	$1.02	—	$120.63	$5.37
Options authorized	2,700,000	—	—	—	—	—
Options granted	(898,000)	898,000	$0.39	—	$1.57	$0.80
Options exercised	—	(3,750)	$1.15		$1.15	$1.15
Restricted stock awards granted	—	—	—	—	—	—
Options cancelled	202,343	(202,343)	$1.23	—	$71.25	$10.65
Restricted share awards cancelled	147,595	—	—	—	—	—
Plan shares cancelled and not reauthorized	(1,500)	—	$71.25	—	$71.25	$71.25

Balance at December 31, 2008	3,987,599	4,185,061	$0.39	—	$120.63	$4.14
Options granted	(2,078,000)	2,078,000	$0.15	—	$0.25	$0.22
Options exercised	—	—	—	—	—	—
Restricted stock awards granted	(2,418,250)	—	—	—	—	—
Options cancelled	1,174,618	(1,174,618)	$0.17	—	$112.50	$4.34
Restricted share awards cancelled	100,625	—	—	—	—	—
Plan shares cancelled and not reauthorized	(3,407)	—	$41.25	—	$42.19	$41.78

Balance at December 31, 2009	763,185	5,088,443	$0.15	—	$120.63	$2.49

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2009:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number	Remaining	Average		Average
	of	Contractual	Exercise	Number of	Exercise
Exercise Price Range	Shares	Life (In Years)	Price	Shares	Price

$ 0.15 - $ 0.25	1,835,000	9.16	$0.22	557,059	$0.20
$ 0.26 - $ 0.87	540,000	8.59	0.63	220,311	0.69
$ 0.88 - $ 1.70	1,530,950	7.37	1.51	1,050,906	1.51
$ 1.71 - $ 3.14	762,400	6.62	1.86	678,470	1.85
$ 3.15 - $ 9.45	241,900	4.85	5.31	238,150	5.33
$ 9.46 - $ 18.65	67,866	2.92	15.65	67,866	15.65
$18.66 - $ 29.75	47,300	2.08	24.33	47,300	24.33
$29.76 - $ 48.75	22,642	1.25	30.99	22,642	30.99
$48.76 - $120.63	40,385	0.43	99.36	40,385	99.36

	5,088,443	7.72	$2.49	2,923,089	$3.87

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company’s stock exceeded the exercise price of the stock options at December 31, 2009 and 2008 for those stock options for which the quoted market price was in excess of the exercise price (“in-the-money options”). As of December 31, 2009 and 2008, the aggregate intrinsic value of options outstanding was zero. As of December 31, 2009, options to purchase 2,923,089 shares of common stock were exercisable and had an aggregate intrinsic value of zero. No stock options were exercised in 2009 and the total intrinsic value of stock options exercised in 2008 was $200.

A summary of the activity of the Company’s unvested restricted stock and performance bonus stock award activities as for the years ending December 31, 2009 and 2008 is presented below. The ending balances represent the maximum number of shares that could be earned or vested under the 2005 Plan:

	Number of	Weighted Average
	Shares	Grant Date Fair Value

Balance at December 31, 2007	870,724	$1.66
Restricted stock awards granted	—	—
Restricted share awards vested	(19,594)	3.63
Restricted share awards cancelled	(147,595)	1.66

Balance at December 31, 2008	703,535	1.60
Restricted stock awards granted	2,418,250	0.16
Restricted share awards vested	(353,154)	0.90
Restricted share awards cancelled	(100,625)	0.99

Balance at December 31, 2009	2,668,006	0.41

For restricted stock awards, the Company recognizes compensation expense over the vesting period for the fair value of the stock award on the measurement date. The Company’s 2009 restricted stock awards granted included 600,000 shares with vesting provisions based solely on the achievement of performance-based milestones. None of the restricted performance-based milestone awards have yet been achieved. There were no performance-based stock

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

awards granted in 2008. The Company records expense for these awards if achievement of the award is probable. Expense is recorded over the estimated service period until the performance-based milestone is achieved.

The total fair value of restricted stock awards that did vest during the years ended December 31, 2009 and 2008 was $66,000 and $16,000, respectively. The Company retained purchase rights to 2,668,000 and 704,000 shares of unvested restricted stock awards issued pursuant to stock purchase agreements at no cost per share as of December 31, 2009 and 2008, respectively. Total employee stock-based compensation expense for restricted stock awards was $346,000 and $206,000 for the years ended December 31, 2009 and 2008, respectively.

Employee Stock Purchase Plan

Employees generally are eligible to participate in the Employee Stock Purchase Plan (“ESPP”) if they have been continuously employed by the Company for at least 10 days prior to the first day of the offering period and are customarily employed at least 20 hours per week and at least five months per calendar year and are not a 5% or greater shareholder. Shares may be purchased under the ESPP at 85% of the lesser of the fair market value of the common stock on the grant date or purchase date. Employee contributions, through payroll deductions, are limited to the lesser of 15% of earnings or $25,000.

As of December 31, 2009, a total of 1,481,120 shares had been issued under the ESPP. In April 2008, the Company’s board of directors amended, and in May 2008 the Company shareholder’s approved, the amendment to the ESPP increasing the shares of common stock authorized by 1,000,000. In April 2009, the Company’s board of directors amended, and in May 2009 the Company shareholders’ approved, the amendment to the ESPP increasing the number of shares of common stock authorized by 2,500,000. As of December 31, 2009, there was a balance of 3,068,880 available authorized shares. Compensation expense was $55,000 and $42,000 for the years ended December 31, 2009 and 2008, respectively. The fair value of employee stock purchase rights under the ESPP is determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	Years Ended December 31,
	2009	2008

Employee Stock Purchase Plan
Dividend yield	0.0%	0.0%
Volatility factor	115.4%	64.8%
Risk-free interest rate	0.9%	1.7%
Expected life (years)	2.00	0.52
Weighted-average fair value of purchase rights granted during the period	$0.11	$0.15

Stock-Based Compensation Expense

The Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-based Payment, (now referred to as ASC 718) effective January 1, 2006. Stock-based compensation expense is based on the fair value of that portion of stock options and restricted stock awards that are ultimately expected to vest during the period. Stock-based compensation expense recognized in the statement of operations during 2009 and 2008 included compensation expense for stock-based awards granted prior to, but not yet vested, as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with SFAS 123(R). For stock options granted after January 1, 2006, the fair value of each award is amortized using the straight-line single-option method. For share awards granted prior to 2006, the fair value of each award was amortized using the accelerated multiple-option valuation method prescribed by SFAS 123(R). Stock-based compensation expense is based on awards ultimately expected to vest, therefore, it has been reduced for estimated forfeitures. The Company’s estimated forfeiture rate is based on historical experience.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table shows share-based compensation expense included in the statement of operations for the years ended December 31, 2009 and 2008, respectively (in thousands, except per share amounts):

	2009	2008

Costs and Expenses
Research and development	$305	$553
General and administrative	568	324

Total stock-based employee compensation expense	$873	$877

Impact on basic and diluted net loss per common share	$(0.01)	$(0.02)

There was no capitalized stock-based compensation cost as of December 31, 2009. Since the Company has cumulative net losses through December 31, 2009, there was no tax benefit associated with stock-based compensation expense. As of December 31, 2009, $441,000 of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 2.15 years.

Valuation Assumptions

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility of the Company’s common stock for similar terms. The expected term was estimated using a lattice model to estimate the expected term as an input into the Black-Scholes option pricing model since the Company has limited recent history regarding the exercise of options The expected term represents the estimated period of time that stock options are expected to be outstanding, which is less than the contractual term which is generally ten years. The risk-free interest rate is based on the U.S. Treasury yield. The expected dividend yield is zero, as the Company does not anticipate paying dividends in the near future. The weighted average assumptions for employee and non-employee options are as follows:

	Years Ended December 31
	2009	2008

Dividend yield	0.0%	0.0%
Volatility factor	91.6%	67.7%
Risk-free interest rate	1.3%	2.8%
Expected term (years)	3.7	3.8
Weighted-average fair value of options granted during the periods	$0.14	$0.33

Stock-Based Compensation for Non-Employees

The Company accounts for options issued to non-employees under ASC 505-50, Equity — Equity Based Payments to Non-Employees, using the Black-Scholes option-pricing model. The value of such non-employee options are periodically re-measured over their vesting terms.

11.	Collaborations and Royalty Agreements

Lung Rx

On August 30, 2007, the Company signed an Exclusive License, Development and Commercialization Agreement (the “Lung Rx Agreement”) with Lung Rx, Inc., (“Lung Rx”), a wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which the Company granted Lung Rx, upon the payment of specified amounts, an exclusive license to develop and commercialize inhaled treprostinil using the Company’s AERx Essence technology for the treatment of pulmonary arterial hypertension and other potential therapeutic indications. The Company has received a total of $4.9 million in milestone, development and other payments under this

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

agreement. Up until the quarter ended September 30, 2009, the Company had not recognized any revenue under the Lung Rx Agreement due to the existence of certain undelivered performance obligations.

On June 1, 2009, the Company received a written notice from United Therapeutics Corporation seeking to terminate the Lung Rx Agreement on July 1, 2009. During the three months ended September 30, 2009, the Company engaged Lung Rx in discussions about continuing or restructuring its collaboration with Lung Rx. These discussions were not successful and the Company concluded that the likelihood of further collaboration with Lung Rx was remote. Therefore, during the three months ended September 30, 2009, the Company recognized $4.9 million of revenue relating to the Lung Rx Agreement that had been previously deferred. In accordance with the Company’s revenue recognition policy, all amounts were recognized as revenue in the quarter ended September 30, 2009 since the Company no longer had any performance obligations under the Lung Rx Agreement.

Zogenix

In August 2006, the Company sold all of its assets related to the Intraject needle-free injector technology platform and products, including 12 United States patents along with foreign counterparts, to Zogenix, Inc., a private company. Zogenix is responsible for further development and commercialization efforts of Intraject (now rebranded under the name DosePro). Under the terms of the asset sale agreement, the Company received a $4.0 million initial payment from Zogenix and it will be entitled to a $4.0 million milestone payment upon initial U.S. commercialization as well as royalty payments upon commercialization of DosePro products. In December 2007, Zogenix submitted a New Drug Application (“NDA”) with the U.S. Food and Drug Administration (“FDA”) for the migraine drug sumatriptan using the needle-free injector DosePro (“SUMAVEL DosePro”). The NDA was accepted for filing by the FDA in March 2008. The same month, Zogenix entered into a license agreement to grant exclusive rights in the European Union to Desitin Pharmaceuticals, GmbH to develop and commercialize SUMAVEL DosePro in the European Union.

On July 16, 2009, Zogenix announced that it had received approval from the FDA for its NDA for SUMAVEL DosePro needle-free delivery system. On August 3, 2009, Zogenix and Astellas Pharma US, Inc. announced that they had entered into an exclusive co-promotion agreement in the U.S. for the SUMAVEL DosePro needle-free delivery system. Under the announced terms of the agreement, the companies will collaborate on the promotion and marketing of SUMAVEL DosePro with Zogenix focusing their sales activities primarily on the neurology market while Astellas will focus mostly on primary care physicians. Zogenix will have responsibility for manufacturing and distribution of the product.

The Company did not receive any payments or recognize any revenue under the Zogenix agreement for the years ended December 31, 2009 and 2008.

12.	Asset Impairment

In accordance with GAAP, the Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. For the quarter ended September 30, 2009, the Company concluded that the termination of the Lung Rx Agreement and the subsequent suspension of development activities warranted reviewing AERx technology assets for impairment. The Company determined that the production equipment used to manufacture the AERx product constituted an asset group that should be reviewed for impairment. These assets are presently idle and primarily consist of customized AERx production equipment that does not have an active resale market due to the specialized nature of the assets. The Company determined that the net book value of these assets exceeded the expected future cash flows.

Accordingly, the Company recorded an impairment charge of $1.6 million to write down the assets to their estimated fair value. The Company recorded this charge as a component of restructuring and asset impairment on its Statement of Operations. In addition, the Company recorded $0.3 million in restructuring and asset impairment expense related to lease exit activities.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	Employee Benefit Plans

The Company provides a 401(k) Plan for substantially all full-time employees. Employees can contribute on a pretax basis up to the 2009 statutory limit of $16,500 (plus an additional $5,500 for employees that are 50 years and older). The Company matches employees’ contributions on 50% of the first 6% of an employee’s contribution. The Company’s employer matching contribution expense was $62,000 and $108,000 in 2009 and 2008, respectively.

14.	Income Taxes

In 2009 and 2008, the Company recorded an income tax benefit of $15,000 and $25,000, respectively. The income tax benefits were a result of the refundable research and development credit that was enacted in 2008. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for tax purposes as well as net operating loss and tax credit carryforwards.

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2009	2008

Net operating loss carryforwards	$7,962	$2,600
Research and development credits	6,389	6,300
Federal orphan drug credits	3,360	—
Other	1,818	3,000

Total deferred tax assets	19,529	11,900
Valuation allowance	(19,529)	(11,900)

Net deferred tax assets	$—	$—

The Company considers all available evidence, both positive and negative, including historical levels of taxable income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. At December 31, 2009 and 2008, based on the Company’s analysis of all available evidence, both positive and negative, it was considered more likely than not that the Company’s deferred tax assets would not be realized, and as a result, the Company recorded a valuation allowance for its deferred tax assets. The valuation allowance increased by $7.6 million during the year ended 2009 and decreased by $115.6 million during the year ended December 31, 2008. The reduction in the valuation allowance for the year ended December 31, 2008 includes the reversal of fully reserved deferred tax assets related to net operating loss and credit carryforwards that may not be available prior to their expiration as a result of federal and state ownership change limitations. In accordance with ASC 718 Compensation-Stock Compensation, the Company has excluded from deferred tax assets tax benefits attributable to employee stock option exercises.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The difference between the income tax benefit and the amount computed by applying the federal statutory income tax rate to loss before income taxes is as follows (in thousands):

	Year Ended December 31,
	2009	2008

Income tax benefit at federal statutory rate	$(4,825)	$(7,921)
Expired net operating losses	11	554
State taxes (net of federal)	(847)	(1,461)
Credits	(2,408)	(289)
Other	425	—
Reduction in deferred tax assets due to Section 382 limitations	—	124,743
Change in valuation allowance	7,629	(115,651)

Total	$(15)	$(25)

As of December 31, 2009, the Company had federal net operating loss carryforwards of approximately $19.4 million, federal research and development tax credit carryforwards of approximately $0.1 million and federal orphan drug credit carryforwards of approximately $3.4 million, which expire in the years 2010 through 2029. The Company also had California net operating loss carryforwards of approximately $20.7 million, which expire in the years 2011 through 2029, and California research and development tax credit carryforwards of approximately $9.7 million, which do not expire. None of the federal and state net operating loss carryforwards represent stock option deductions arising from activity under the Company’s stock option plan.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities for tax years 1995 through 2009 due to net operating losses that are being carried forward for tax purposes.

The Company adopted the provisions of FIN 48 (now referred to as ASC 740) on January 1, 2007. The Company did not have any unrecognized tax benefits at January 1, 2007, and does not have any unrecognized tax benefits at December 31, 2009 and, as a result, there was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized for the years ended December 31, 2009 and 2008.

Federal and state laws limit the use of net operating loss and credit carryforwards in certain situations where changes occur in the stock ownership of a company. The Company conducted an analysis of its stock ownership changes under Internal Revenue Code Section 382 as of December 31, 2008 and has reported its deferred tax assets related to net operating loss and credit carryforwards after recognizing change of control limitations that it believes occurred in 2008. The reduction in deferred tax assets was offset by a reduction in the valuation allowance. The Company did not have any subsequent Section 382 limitations for the use of net operating loss in 2009.

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

15.	Quarterly Results of Operations (unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share amounts):

	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009

Contract revenues	$—	$—	$4,883	$—

Operating expenses:
Research and development	3,726	2,927	2,426	2,327
General and administrative	1,398	1,368	1,323	941
Restructuring and asset impairment	17	205	1,638	14

Total expenses	5,141	4,500	5,387	3,282

Loss from operations	(5,141)	(4,500)	(504)	(3,282)
Net interest income (expense)	(76)	(91)	(93)	(96)
Other income (expense)	(1)	(3)	1	(1)

Loss before income taxes	(5,218)	(4,594)	(596)	(3,379)
Income tax benefit	—	—	—	15

Net loss	$(5,218)	$(4,594)	$(596)	$(3,364)

Basic and diluted net loss per common share	$(0.07)	$(0.05)	$(0.01)	$(0.03)

Shares used in computing basic and diluted net loss per common share	70,704	99,298	99,347	99,648

	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008

Contract revenues	$—	$54	$197	$—

Operating expenses:
Research and development	4,329	5,364	3,199	3,607
General and administrative	1,549	1,825	1,615	1,690
Restructuring and asset impairment	22	20	19	18

Total expenses	5,900	7,209	4,833	5,315

Loss from operations	(5,900)	(7,155)	(4,636)	(5,315)
Net interest income (expense)	263	102	41	(33)
Other income (expense)	(1)	1	(1)	1

Loss before income taxes	(5,638)	(7,052)	(4,596)	(5,347)
Income tax benefit	—	—	—	25

Net loss	$(5,638)	$(7,052)	$(4,596)	$(5,322)

Basic and diluted net loss per common share	$(0.10)	$(0.13)	$(0.08)	$(0.10)

Shares used in computing basic and diluted net loss per common share	54,007	54,159	54,165	54,317

16.	Subsequent Events

Zogenix

On January 13, 2010, Zogenix announced the U.S. commercial launch of its SUMAVEL DosePro product. The U.S. launch entitled the Company to the $4.0 million milestone payment which the Company announced receiving

ARADIGM CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

on February 4, 2010. The Company will be entitled to quarterly royalty payments beginning with the quarter ending March 31, 2010.

Property Tax Assessment

On February 8, 2010, the Company received a Stipulation Letter from the Office of the Assessor of the County of Alameda (“Assessor”). The Assessor reduced the appraised value of the property subject to the previously received assessment and validated the Company’s position on its appeal of the original audit findings. The Company has not received revised property tax bills or received refunds of amounts previously paid, but it anticipates that the previously received assessments of $508,000 will be significantly reduced.

June 2010 Private Placement

On June 21, 2010, the Company closed the June 2010 private placement, in which it sold 34,702,512 shares of common stock and warrants to purchase an aggregate of 7,527,214 shares of common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that was entered into with the investors on June 18, 2010. At the closing of the June 2010 private placement, the Company received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after the Company has called and held a special meeting of its shareholders to vote on a proposal to approve an amendment to the amended and restated articles of incorporation to increase the number of authorized shares of common stock and has received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby the Company has the right to require the holders to exercise the warrants after receiving the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on the requisite shareholder approval is received for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, the Company would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants.

Novo Nordisk Stock Purchase Agreement

On July 30, 2010, the Company entered into the Novo Nordisk stock purchase agreement providing for the issuance by the Company to Novo Nordisk A/S in a private placement of 26,000,000 shares of common stock in consideration for the termination of all of the Company’s obligations under an existing promissory note and security agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by the Company, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with the Company’s January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to the Company in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. As of the date of this prospectus, the amount outstanding under the July 3, 2006 promissory note and security agreement, including accrued interest, was approximately $9.2 million. The Novo Nordisk stock purchase agreement requires the Company to call and hold a special meeting of its shareholders to vote on a proposal to approve an amendment to its amended and restated articles of incorporation to increase the number of authorized shares of the Company’s common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to the Company’s receipt of the requisite shareholder approval on such proposal. The Company intends to present this proposal and the proposal to approve an amendment to the amended and restated articles of incorporation to increase the number of authorized shares of common stock contemplated by the June 2010 private placement, to shareholders at the same special meeting.

Aradigm Corporation

Up to 68,229,726 shares of Common Stock

PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The estimated expenses (except for the SEC registration fee, which is an actual expense) payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:

SEC registration fee	$656.75
Legal fees	85,000.00
Accounting fees	3,500.00
Miscellaneous fees	23,180.00
Total	$112,336.75

Item 14.	Indemnification of Directors and Officers.

Our articles of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty, to the extent permitted by California law and (ii) permit us to indemnify our directors and officers, employees and other agents to the fullest extent permitted by the California Corporations Code. Pursuant to Section 317 of the California Corporations Code, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against any expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the directors’ duty of loyalty to us or our shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend.

We entered into indemnification agreements with certain officers, including each of our named executive officers, and each of our directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements such officer or director may be required to pay in actions or proceedings to which such officer or director is or may be made a party by reason of such officer’s or director’s position as an officer, director or other agent of us, and otherwise to the full extent permitted under California law and our bylaws.

Item 15.	Recent Sales of Unregistered Securities.

On June 21, 2010, we closed a private placement in which we sold 34,702,512 shares of our common stock and warrants to purchase an aggregate of 7,527,214 shares of our common stock to accredited investors (which included three existing significant investors) under the terms of a securities purchase agreement that we entered into with the selling shareholders on June 18, 2010 (the “June 2010 Private Placement”). At the closing of the June 2010 Private Placement, we received approximately $4.1 million in aggregate gross proceeds from the sale of the common stock and the warrants. After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants were approximately $3.7 million. The warrants have an exercise price of $0.1184 per share and are exercisable after we have called and held a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock and we have received the requisite shareholder approval for the shareholder proposal. The warrants also include a mandatory exercise provision whereby we have the right to require the holders to exercise the warrants after we have received the requisite shareholder approval for the shareholder proposal. The warrants expire the earlier of 10 business days after the date on which we have received the requisite shareholder approval for the shareholder proposal and 90 days after the issuance date of the warrants. Assuming the warrants are fully exercised at an exercise price of $0.1184 per share, we would receive approximately $0.9 million in additional aggregate net proceeds from the exercise of the warrants. The common stock and the warrants were offered and sold to the investors without registration under the Securities Act of 1933, as amended, or any state securities laws in reliance on the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

On July 30, 2010, we entered into a stock purchase agreement with Novo Nordisk A/S (the “Novo Nordisk Stock Purchase Agreement”) providing for the issuance by us to Novo Nordisk A/S in a private placement of 26,000,000 shares of our common stock in consideration for the termination of all of our obligations under an existing promissory note and security agreement dated July 3, 2006 in favor of Novo Nordisk A/S, as well as the termination of the existing Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, previously entered into by us, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc. in connection with our January 2005 restructuring transaction with Novo Nordisk. The July 3, 2006 promissory note and security agreement evidences, among other things, a loan that was previously made by Novo Nordisk A/S to us in the principal amount of $7.5 million, which bears interest accruing at 5% per annum and the principal, along with the accrued interest, is payable in three equal payments of approximately $3.5 million on July 2, 2012, July 1, 2013 and June 30, 2014. The Novo Nordisk stock purchase agreement requires us to call and hold a special meeting of our shareholders to vote on a proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock to cover the 26,000,000 shares to be issued. The closing of the transactions contemplated by the Novo Nordisk stock purchase agreement is subject to our receipt of the requisite shareholder approval on such proposal. We intend to present this proposal and the proposal to approve an amendment to our amended and restated articles of incorporation to increase the number of authorized shares of our common stock contemplated by the June 2010 Private Placement, to our shareholders at the same special meeting. The shares are being offered to Novo Nordisk A/S without registration under the Securities Act, or any state securities laws in reliance on the exemption from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the exhibit index immediately following the signature page.

(b) No financial statement schedules are required.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on the 11th day of August, 2010.

ARADIGM CORPORATION

By:	/s/ Igor Gonda
Igor Gonda
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Igor Gonda and Nancy E. Pecota, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Igor Gonda Igor Gonda	President, Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2010

/s/ Nancy E. Pecota Nancy E. Pecota	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2010

/s/ Virgil D. Thompson Virgil D. Thompson	Chairman of the Board and Director	August 11, 2010

/s/ Frank H. Barker Frank H. Barker	Director	August 11, 2010

/s/ John M. Siebert John M. Siebert	Director	August 11, 2010

EXHIBIT INDEX

Exhibit
No.		Description

3	.1(1)	Amended and Restated Articles of Incorporation of the Company, as amended.
3	.2(2)	Amended and Restated Bylaws of the Company, as amended.
3	.3(3)	Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.4(4)	Amended and Restated Certificate of Determination of Preferences of Series A Convertible Preferred Stock.
3	.5(3)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.6(3)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.7(5)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.8(5)	Certificate of Amendment of Certificate of Determination of Series A Junior Participating Preferred Stock.
3	.9(6)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
3	.10(17)	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Company.
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9 and 3.10.
4	.2(1)	Specimen common stock certificate.
5.1		Opinion of Morrison & Foerster LLP
10	.1(1)+	Form of Indemnity Agreement between the Registrant and each of its directors and officers.
10	.2(1)+	Form of the Company’s Incentive Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.3(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 2005 Equity Incentive Plan.
10	.4(1)+	1996 Non-Employee Directors’ Stock Option Plan.
10	.5(1)+	Form of the Company’s Non-statutory Stock Option Agreement under the 1996 Non-Employee Directors’ Stock Option Plan.
10	.6(1)+	Form of the Company’s Employee Stock Purchase Plan Offering Document.
10	.7(6)+	Form of the Company’s Restricted Stock Bonus Agreement under the 2005 Equity Incentive Plan.
10	.8(7)	Promissory Note and Security Agreement, dated July 3, 2006, by and between the Company and Novo Nordisk AS
10	.9(7)	Amended and Restated Stock Purchase Agreement, dated as of January 26, 2005, by and among the Company, Novo Nordisk A/S and Novo Nordisk Pharmaceuticals, Inc.
10	.10(7)#	Asset Purchase Agreement, dated as of August 25, 2006, by and between the Company and Zogenix, Inc.
10	.11(7)+	Employment Agreement, dated as of August 10, 2006, with Dr. Igor Gonda.
10	.12(8)	Lease Agreement for the property located in Phase V of the Britannia Point Eden Business Park in Hayward, California, dated January 28, 1998, between the Company and Britannia Point Eden, LLC.
10	.13(9)#	Restructuring Agreement, dated as of September 28, 2004, by and among the Company, Novo Nordisk A/S and Novo Nordisk Delivery Technologies, Inc.
10	.14(10)	Securities Purchase Agreement, dated as of December 17, 2004, by and among the Company and the purchasers named therein.
10	.15(11)#	Second Amended and Restated License Agreement, dated as of July 3, 2006, by and between the Company and Novo Nordisk A/S.
10	.16(12)	Consulting Agreement effective as of July 2, 2007 by and between the Company and Norman Halleen.
10	.17(13)	Sublease between the Company and Mendel Biotechnology, Inc., dated July 11, 2007, under the Lease Agreement by and between the Company and Hayward Point Eden I Limited Partnership, a Delaware limited partnership, as successor-in-interest to Britannia Point Eden, LLC, as amended, for 3929 Point Eden Way, Hayward, California.

Exhibit
No.		Description

10	.18(14)	Manufacturing Agreement between the Company and Enzon Pharmaceuticals, Inc. dated August 8, 2007.
10	.19(15)#	Exclusive License, Development and Commercialization Agreement, dated as of August 30, 2007, by and between the Company and Lung Rx, Inc.
10	.20(15)#	Collaboration Agreement, dated as of August 31, 2007, by and between the Company and CyDex, Inc.
10	.21 (16)+	2005 Equity Incentive Plan, as amended
10	.22(17)+	Employee Stock Purchase Plan, as amended.
10	.23(18)	Amended and Restated Rights Agreement, dated as of September 5, 2008 by and between the Company and ComputerShare Trust Company, N.A.
10	.24(19)	Separation Agreement between the Company and Dr. Babatunde Otulana, dated as of December 12, 2008.
10	.25(19)	Consulting Agreement for Independent Contractors between the Company and Dr. Babatunde Otulana, effective as of January 1, 2009.
10	.26(19)	International Scientific Advisory Agreement between the Company and Dr. Babatunde Otulana, effective as of January 1, 2009.
10	.27(20)+	Amended and Restated form of Change of Control Agreement entered into between the Company and certain of the Company’s senior officers.
10	.28(20)+	Amended and Restated Executive Officer Severance Benefit Plan.
10	.29(21)+	Amended and Restated Change of Control Agreement, dated as of July 30, 2009 by and between Aradigm Corporation and Igor Gonda.
10	.30(21)+	Amended and Restated Change of Control Agreement, dated as of July 30, 2009 by and between Aradigm Corporation and Nancy Pecota.
10	.31(21)+	Amended and Restated Change of Control Agreement, dated as of July 30, 2009 by and between Aradigm Corporation and Jeffery Grimes.
10	.32(21)	Security Agreement, dated as of July 30, 2009 by and among Aradigm Corporation, Igor Gonda, Jeffery Grimes and Nancy Pecota.
10	.33(22)	Securities Purchase Agreement, dated June 18, 2010, by and among Aradigm Corporation and the investors listed on the Schedule of Buyers attached thereto.*
10	.34(22)	Form of Registration Rights Agreement used in connection with the June 2010 private placement.
10	.35(22)	Form of Warrant used in connection with the June 2010 private placement.
10	.36(23)	Stock Purchase Agreement, dated as of July 30, 2010, by and among Aradigm Corporation and Novo Nordisk A/S.*
10	.37(23)	Registration Rights Agreement, dated as of July 30, 2010, by and among Aradigm Corporation and Novo Nordisk A/S.
10	.38(23)	First Amendment to Securities Purchase Agreement and Registration Rights Agreement, dated as of July 20, 2010, by and among Aradigm Corporation and the investors party thereto.
23.1		Consent of Odenberg Ullakko Muranishi & Co LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1		Power of Attorney. Reference is made to the signature page.

+	Represents a management contract or compensatory plan or arrangement.

#	The Commission has granted the Company’s request for confidential treatment with respect to portions of this exhibit.

*	Certain schedules have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

(1)	Incorporated by reference to the Company’s Form S-1 (No. 333-4236) filed on April 30, 1996, as amended.

(2)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 1998.

(3)	Incorporated by reference to the Company’s Form 10-K filed on March 29, 2002.

(4)	Incorporated by reference to the Company’s Form S-3 (No. 333-76584) filed on January 11, 2002, as amended.

(5)	Incorporated by reference to the Company’s Form 10-Q filed on August 13, 2004.

(6)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2006.

(7)	Incorporated by reference to the Company’s Form S-1 (No. 333-138169) filed on October 24, 2006, as amended.

(8)	Incorporated by reference to the Company’s Form 10-K filed on March 24, 1998, as amended.

(9)	Incorporated by reference to the Company’s Form 8-K filed on December 23, 2004.

(10)	Incorporated by reference to the Company’s Form 10-Q filed on August 14, 2006.

(11)	Incorporated by reference to the Company’s Form 8-K filed on October 13, 2005.

(12)	Incorporated by reference to the Company’s Form 8-K filed on July 11, 2007.

(13)	Incorporated by reference to the Company’s Form 8-K filed on July 24, 2007.

(14)	Incorporated by reference to the Company’s Form 8-K filed on August 14, 2007.

(15)	Incorporated by reference to the Company’s Form 10-Q filed on November 14, 2007.

(16)	Incorporated by reference to the Company’s definitive proxy statement filed on April 7, 2008.

(17)	Incorporated by reference to the Company’s Form 8-K filed on May 21, 2009.

(18)	Incorporated by reference to the Company’s Form 10-Q filed on November 12, 2008.

(19)	Incorporated by reference to the Company’s Form 8-K filed on December 19, 2008.

(20)	Incorporated by reference to the Company’s Form 8-K filed on January 8, 2009.

(21)	Incorporated by reference to the Company’s Form 10-Q filed on November 6, 2009.

(22)	Incorporated by reference to the Company’s Form 8-K filed on June 21, 2010.

(23)	Incorporated by reference to the Company’s Form 8-K filed on August 2, 2010.